



King Pharmaceuticals
2009 Annual Report




SEC MAIL
PROCESSING
SECTION
RECEIVED
APR 16 2010
WASH, D.C.
200

Strong Pharmaceutical Product Portfolio

		PRE-CLINICAL	PHASE I	PHASE II	PHASE III	LIFE CYCLE MANAGEMENT
Avinza®	ER morphine	●	●	●	●	●
EMBEDA®	ER morphine (NT)	●	●	●	●	●
Skelaxin®	Muscle relaxant	●	●	●	●	●
Thrombin-JMI®	Coagulation factor	●	●	●	●	●
FLECTOR® PATCH	Acute pain	●	●	●	●	●
EpiPen®	Epinephrine autoinjector	●	●	●	●	●
Levoxyl®	Levothyroxine sodium	●	●	●	●	●
Acurox®	IR oxycodone (Aversion®)	●	●	●	●	
Remoxy®	ER oxycodone (Oradur®)	●	●	●	●	
Sumatriptan*	Autoinjector	●	●	●	●	
CorVue™	Stress imaging agent	●	●	●	●	
Vanquix™	Diazepam autoinjector	●	●	●	◐	
Acuracet®	Aversion® Technology	●	●	◐		
Bupivacaine TTS	Transdermal patch	●	●	◐		
Other ER opioids	Oxycodone (NT)	●	●			
Other ER opioids	Oradur® Technology	●	◐			
Other IR opioids	Aversion® Technology	●				
Other ER opioids	Hydrocodone (NT)	●				
T270	Neuropathic pain	◐				

*Trade name to be confirmed.

We're Doing Our **PART** to Achieve Leadership.

Passion :: We care deeply about what we do.

Accountability :: We take responsibility for our performance, act with the highest integrity at all times, and diligently fulfill our commitment to compliance.

Results :: We deliver on our promises and commitments.

Team :: We work collaboratively so that we all succeed.

These values define the way we view leadership at King—they guide us in how we interact with each other and our customers, and they drive us to achieve business results that reflect a true high-performance company.

King Pharmaceuticals, Inc. is a diversified specialty pharmaceutical company that conducts research and develops, manufactures, markets and sells branded prescription pharmaceutical products. The Company engages in in-licensing agreements, and acquires novel branded prescription pharmaceutical products and technologies that complement its focus on specialty sectors, such as the neuroscience, hospital and acute care medicine markets. King has two major subsidiaries, Meridian Medical Technologies®, which supplies auto-injector products for emergency drug delivery; and Alpharma Inc., which is a global leader in the development, manufacture and marketing of pharmaceutical and nutritional products for food-producing animals. The Company's principal executive offices are located in Bristol, Tennessee. King is an S&P 500 company and is listed on the New York Stock Exchange under symbol KG. For more information on King, please visit the Company's Website at www.kingpharm.com.



"The commercialization of EMBEDA® was a landmark event for King and a clear validation of our decision to acquire Alpharma. It was also a shining endorsement of a key platform technology and an affirmation of the value of the products in our pipeline."

Brian A. Markison
Chairman, President and Chief Executive Officer

To Our Fellow Shareholders:

The past year was a transformational period for King Pharmaceuticals, Inc., marked by our continuing evolution into one of the nation's leading developers and acquirers of pain management products. During this period, we expanded our pharmaceutical business through the $1.6 billion acquisition of Alpharma Inc., adding two important new pain management products to our portfolio: EMBEDA®, a long-acting opioid analgesic for the management of moderate to severe pain; and FLECTOR® PATCH, a topical non-steroidal anti-inflammatory drug (NSAID) patch for the treatment of acute pain related to minor sprains, strains and contusions. We also made significant progress in advancing our regulatory initiatives with the U.S. Food and Drug Administration (FDA), gaining approval for EMBEDA® and moving forward with the new drug application (NDA) process for two drugs: Remoxy®, a long-acting oxycodone formulation for moderate to severe chronic pain; and Acurox®, an immediate-release opioid analgesic for relief of moderate to severe pain.

Years Ended December 31, *(in millions, except for per share data)*	2005	2006	2007	2008	**2009**
PROFIT AND LOSS					
Net Revenues	$1,773	$1,989	$2,137	$1,565	**$1,777**
Operating Income (Loss)	$ 180	$ 402	$ 227	$ (220)	**$ 236**
Net Income (Loss)	$ 118	$ 284	$ 175	$ (342)	**$ 92**
Diluted Net Income (Loss) Per Share	$ 0.49	$ 1.17	$ 0.72	$ (1.40)	**$ 0.37**
Average Common Shares Outstanding (diluted)	242	243	244	244	**248**
BALANCE SHEET AT DECEMBER 31					
Cash and Cash Equivalents	$ 30	$ 114	$ 20	$ 940	**$ 545**
Investments in Debt Securities	$ 495	$ 890	$1,345	$ 360	**$ 248**
Total Assets	$2,965	$3,285	$3,390	$4,229	**$3,329**
Total Liabilities	$ 992	$ 923	$ 814	$1,995	**$ 959**
Shareholders' Equity	$1,973	$2,362	$2,576	$2,234	**$2,369**

Our success in expanding King's portfolio of pain management products—along with our heightened focus on developing formulations that are designed to discourage common methods of misuse and abuse—has not only enabled us to create an extensive pain management franchise, but it has also positioned King to capitalize on increasing physician interest in these products within the rapidly growing pain management marketplace.

We also made clear progress with King's other businesses, which yielded solid contributions to 2009 revenues and cash flow. At Meridian Medical Technologies®, we launched the next-generation EpiPen® auto-injector. EpiPen® is an emergency treatment for severe allergic reactions, and this newest version of the product offers a safer design than its predecessor, along with improved patent protection. We also secured a licensing agreement with an affiliate of Merck KGaA, gaining the right to market and sell Cyanokit® for the treatment of known or suspected cyanide poisoning, which can occur during a fire. Meanwhile, our Alpharma Animal Health business generated steady revenues, particularly in the second half of the year. The performance of the Animal Health business tends to reflect the state of the economic environment, with sales generally declining when human consumption of poultry and beef decreases. Though Alpharma Animal Health revenues did not grow on a year-over-year basis during the recessionary period of 2009, they remained stable—a testament to the resiliency of our business, dedication of our people and the loyalty of our customers.

Despite these accomplishments, the year was not without its challenges. We lost a district court decision on a patent case early in the year that potentially opened the door to generic competitors to develop their own versions of one of our pain management products, Skelaxin®, a muscle relaxant for the relief of acute and painful back muscle spasms. At the same time, our acquisition of Alpharma presented us with unique opportunities to streamline our expanded enterprise, create synergies and efficiencies, eliminate redundancies, and refine our talent pool—all while retaining the best attributes of both organizations. The timing of these developments prompted us to take the bold measure of initiating two major projects simultaneously—a complete corporate restructuring and a workforce reduction. While this was an extremely demanding process, I'm pleased to say that our successful execution of both of these initiatives enabled us to lower our cost base by $90 million, extract $80 million in synergies, and transform King into a stronger, more efficient and competitive organization.

As a result of our progress in 2009, as well as the strength of our growing leadership position in pain management, we view the Company's future with confidence. The commercialization of EMBEDA® was a landmark event for King and a clear validation of our decision to acquire Alpharma. It was also a shining endorsement of a key platform technology and an affirmation of the value of the products in our pipeline.

EMBEDA®'s approval, launch and growing acceptance within the marketplace were also major milestones for our industry. As the first opioid pain product with design features that discourage abuse and misuse, EMBEDA® is a novel product in a market that we expect to grow significantly over the next few years. There is already strong recognition in the marketplace of the value of differentiated formulations, and we believe that EMBEDA®'s availability could signal an industry-wide shift toward a new generation of opioid pain products that potentially carry a lower risk of misuse and abuse.

As a result of King's pharmaceutical advancements in 2009, our company is well positioned to fulfill our long-held mission: to be a leader in the development and acquisition of products in the burgeoning pain management market. Indeed, we are confident that King has all of the corporate attributes necessary to achieve this goal. We are a mission-driven organization with collaborative and dedicated professionals who are committed to our success. We have a strong financial platform for growth and a balance sheet that is largely unencumbered by debt. We have an expanding proprietary portfolio, and a robust pipeline of new products that address unmet medical needs.

What's more, we operate in a large and growing marketplace. In 2009, physicians wrote approximately 320 million pain-related prescriptions, and currently more than 76 million Americans suffer from pain—more potential patients than those contending with diabetes, cancer and heart disease combined. However, just as the need for pain medication is on the rise, so is the serious societal issue associated with the widespread abuse and misuse of prescription painkillers. As a result, there is growing demand for novel and differentiated pharmaceutical products that treat pain and discourage prescription drug abuse. King is a leader in meeting this need, because we have the products, resources and technologies necessary to deliver the innovative solutions that the marketplace demands.

King also has a diversified specialty pharmaceutical business model that provides the platform required to reduce risk and bring a balance to our business. Meridian occupies a niche in the provision of lifesaving antidotes. Alpharma Animal Health is a strong, stand-alone business, with loyal clientele and high value recognition. We expect these businesses to continue to perform well in 2010 and to deliver the steady and reliable cash flows we need to fuel our future strategic initiatives.

Perhaps King's greatest attribute is our unique corporate culture, which fosters leadership at all levels and supports our company's continuous quest for knowledge. We devote considerable effort to shaping this culture by studying the best practices of other successful organizations and working to apply those practices at King. To facilitate this process and further strengthen our organization, we have recruited talented outside professionals who have bolstered our development and commercialization capabilities. Powered by this highly skilled team, King makes progress each day toward becoming a high-performance enterprise.

As optimistic as we are about our future, we are also realistic about the challenges ahead. We recognize that to achieve our goals, we must continue to execute our strategic, clinical, regulatory and marketing plans flawlessly. We never take regulatory approvals for granted or view them as assured. Our hope is that by 2011, we will have two more new and innovative pain formulations on the market, thereby securing a position as one of the nation's leading pharmaceutical companies in the field of responsible pain management.

In the meantime, we believe that 2010 will be a seminal year for King, and, in fact, we expect to reach an inflection point in the near term that has been several years in the making. During the year, we will continue to educate physicians about the benefits of EMBEDA®, FLECTOR® PATCH and the other products in our existing pain management portfolio. We will advance our development pipeline, particularly our two most promising pipeline products, Remoxy® and Acurox®. We plan to enroll the first patient in a Phase III safety and efficacy trial for our oxycodone/naltrexone product, which we hope to commercialize in 2012. While we further our development efforts, we will remain acquisitive, searching for new products and business development opportunities that complement our pain management strategy, while establishing us as a leader in every segment in which we compete. As we strive to fulfill these goals, we will operate our business just as we always have—with an unwavering commitment to delivering superior value to our shareholders and unparalleled innovation to physicians and their patients.




Moving together towards one goal



"As we move forward, we would like to see our share price increase to more closely reflect our strengths and align with the value embedded in our company."

Joseph Squicciarino
Chief Financial Officer

For the last three years, King's management team has been keenly focused on growing profits, maximizing cash flow and prudently managing working capital. In 2009, our continued focus on maximizing cash flow helped to produce another year of excellent financial performance for King.

Several of our 2009 initiatives clearly demonstrate the importance of these disciplines. During the year, we completed a quick and flawless integration of Alpharma, creating synergies that enabled us to capture approximately $80 million in savings—$20 million more than we had expected—primarily in the areas of Selling, General & Administrative expenses and Research & Development. Due to the diminished prospects related to the continued exclusivity of Skelaxin®, we moved aggressively early in the year to restructure our organization and lower our costs. By trimming our workforce and implementing additional cost-saving initiatives, we generated $90 million in additional expense reductions. These savings, combined with robust cash flow from operations, the liquidation of auction rate securities and proceeds from the sale of Kadian®, enabled us to repay $533 million of the $625 million in new debt that we incurred when we acquired Alpharma at the end of 2008. I'm pleased to report that in February of this year, we repaid all of the debt, a full ten months earlier than we had originally envisioned.

As a result of our 2009 initiatives, King's diverse businesses are generating healthy revenues and driving cash flow, and our balance sheet is in excellent shape. As we move forward, we would like to see our share price increase to more closely reflect these strengths and align with the value embedded in the company. In the months ahead, we will focus on building increased shareholder value through the conservative financial management disciplines that have become a hallmark of our company and our management team.



At King, our team is what makes us who we are today.

The cornerstone of our culture and a key driver of our success is King's leadership model, known as PART. This model encompasses the four corporate values that form the foundation of King's leadership approach: passion, accountability, results and teamwork. These values guide us in our daily work and encourage the behaviors that King employees exhibit each day. They guide us in how we interact with each other and with our customers, and they drive us to achieve business results that reflect a true high-performance company. Six of our employees recently reflected on our values, and offered their perspective on how King supports them both in terms of our management and our culture.

Greg Lewis
Sales Manager—U.S. Livestock
Alpharma Animal Health

"I was impressed during the merger by how much the members of King's management team cared about the Alpharma people. They were really focused on building the best team from both businesses. I wasn't expecting that from a large pharmaceutical company."

Denise Silver, M.B.A.
Manager, Regulatory Affairs
Alpharma Animal Health

"Our corporate values are more than just something we revisit once a year. They're the tools we use every day. They empower our employees and provide them with the guideposts they need to succeed. They truly help to drive our results."



Kris Barr, M.B.A.
Director of Marketing and Communications
Meridian Medical Technologies®, Inc.

"My father was a surgeon, so I grew up with a deep appreciation of what doctors and drugs can do to help others. I'm passionate about the fact that there are emergency responders across the country and U.S. military personnel around the world who are using our products to save lives."

Walter L. Strickland
Validation Engineer III
Meridian Medical Technologies®, Inc.

"It's our job to validate our equipment to be sure it does what it's supposed to do. It's a critical responsibility, but I've always believed there's nothing more important than the quality of our products and the safety of our employees and customers."

Marsha Stanton, Ph.D., M.S., R.N.
Director, Advocacy and External Affairs Medical Affairs
King Pharmaceuticals

"I truly believe that we can change the course of medical care if we just ask the right questions and do the right things. I'm excited about the role that King Pharmaceuticals—and I—can have in bringing about that change."

Bobby Hayes
Senior District Sales Manager
Specialty Division
King Pharmaceuticals

"When we educate doctors about our pain management products, they know we're not just there to sell them something. The foundation of our relationship with doctors is a shared passion for the patient."



"Our leaders trust us to do a good job. To demonstrate that trust, they give us the latitude to set our own goals and run our own businesses. But they're always there as team leaders to support us, and that's important."

Greg Lewis
Sales Manager—U.S. Livestock, Alpharma Animal Health

"You worry in a merger about how things are going to go. Are we going to fit, and if so, how? In the case of the Alpharma merger, the transition was seamless. I think that's because we all agree about our vision and goals, and how we should be managing our individual staffs and our businesses. In addition, King's leadership set a collaborative tone during the merger—they treated us with honesty and integrity and ethics. That created trust among the employees—we knew management would do what it said it would do. In my view, trust is the foundation of every successful team."



"In any acquisition or merger, it's easy for a company to do everything right financially, and just forget about the people. In our case, management told the truth about the future, and the Alpharma people were treated properly, with open communications and sensitivity."

Denise Silver, M.B.A.
Manager, Regulatory Affairs, Alpharma Animal Health

"King places a lot of importance on our corporate values. They help us establish goals, communicate expectations and measure success. They help us train others as well as improve our own skills. They help define our mission and establish a roadmap for achievement. They give us ideas, and they challenge us to maximize our results. They also guide us in recognizing and rewarding people. They comprise the 'leadership difference' at King."

"King's strong foundation is based on our corporate values. These values help us to grow personally and professionally, and ultimately fulfill our mission for the company."

Kris Barr, M.B.A.
Director of Marketing and Communications, Meridian Medical Technologies® Inc.



"The values inherent in our organization provide a framework for our success. They inspire a sense of teamwork among our employees, not just in terms of accomplishing their own jobs, but also in achieving our overarching corporate objectives. There's a symbiotic relationship here: While we have a strong sense that we each have individual roles to play, we also know that we are much more important as part of a team. This was particularly apparent in 2009, when we secured our Cyanokit® licensing agreement. All of our different units—sales, legal, business development, marketing, operations and manufacturing—worked in unison to finalize that agreement. We adopted a 'let's get it done' mentality, and we did it. What's more, every person on the team was recognized for his or her contributions. That's just unheard of in most organizations."

"There's a tremendous sense of accountability and ownership among our employees that is reinforced by the company's emphasis on safety, quality and compliance at every level of the organization."

Walter L. Strickland
Validation Engineer III, Meridian Medical Technologies® Inc.



"Results are really important in King's culture. In my job, that means carefully testing every piece of machinery, producing documentation about the testing that notes even the smallest flaw, and making sure that if anything is not right, it gets resolved then and there. This sense of accountability and personal responsibility—and our focus on results—has led to a decrease in the on-the-job injury rate of 42 percent in 2009 and an increase in efficiency of 10.5 percent. These statistics are important in an organization that places such a major emphasis on safety. Everyone thinks about safety every day—it's ingrained in our corporate mindset."



"I'm passionate about what I do. I started out as a clinical nurse specialist, spending many years taking care of hospital patients. Now, I am an advocate for those patients searching for solutions to their pain needs."

Marsha Stanton, Ph.D., M.S., R.N.
Director, Advocacy & External Affairs, Medical Affairs, King Pharmaceuticals

"Each and every person at King responds to the fact that we are, as a company, creating compounds, medications and products that have an end user—the patient. The King culture is very patient focused and it has to be, because we are so committed to pain management. But we also recognize that there is a serious societal issue associated with abuse of opioid drugs and other medications. One of my jobs is to work with various organizations not only to make them aware of the need for pain management drugs that have the potential to lower the risk of abuse, but to get them thinking about ways to prevent that abuse in the first place. For example, I'm working with the National Family Partnership on a program called 'Lock Your Meds,' which reminds parents and clinicians to be cautious with all medications, not just opioid drugs. We're involved in many, many such programs nationally. I think King is doing a great job in terms of not just delivering pain solutions, but also educating patients and families about the risks of drug abuse."



"The passion at King starts with our leadership team. They love what they do, and the enthusiasm they bring to our mission makes us want to go out and do our jobs even better."

Bobby Hayes
Senior District Sales Manager, Specialty Division, King Pharmaceuticals

"At King, we strive for excellence. Our corporate values of passion, accountability, results and teamwork help us to achieve that excellence. When I took over my district in January 2009, we were merging the sales teams from Alpharma and King. The passion of our leadership team helped to bring the two groups together, and we were quickly operating as one cohesive unit. Today, our group communicates well. Our reps are well prepared, they trust one another, they're committed to teamwork and accountability, and they're passionate about achieving success. That's why I'm proud to say that we're one of the top 10 performing districts in the country."

King's Specialty Pharmaceutical Model

Branded Pharmaceuticals

King's branded prescription pharmaceuticals are strategically focused on pain medications within the neuroscience sector. We currently offer EMBEDA®, a long-acting opioid analgesic for the management of moderate to severe pain; FLECTOR® PATCH, a topical non-steroidal anti-inflammatory drug (NSAID) patch for the treatment of acute pain related to minor sprains, strains and contusions; Avinza®, a morphine treatment for moderate to severe pain; and Skelaxin®, which is used for relief from discomfort associated with acute musculoskeletal conditions. We expect to have one, or possibly two, more products available by 2011 that will solidify our position as a leader in pain management. In addition to these products, we also offer Thrombin-JMI®, which helps to control bleeding during surgery; and Levoxyl®, which is used for the treatment of thyroid disorders. We market our branded prescription pharmaceutical products primarily through a dedicated sales force to general and family practitioners, internal medicine physicians, neurologists, pain specialists, surgeons, and hospitals across the U.S. and in Puerto Rico.

Meridian Medical Technologies®

Meridian manufactures and markets pharmaceutical products that patients use to treat themselves by using an auto-injector. An auto-injector is a pre-filled, pen-like device that allows a patient or caregiver to inject a precise drug dosage quickly, easily, safely and reliably. Auto-injectors are a convenient, disposable, one-time use drug delivery system designed to improve the medical and economic value of injectable drug therapies. The commercial pharmaceutical business of our Meridian segment consists of EpiPen®, an auto-injector filled with epinephrine for the emergency treatment of anaphylaxis resulting from severe allergic reactions to insect stings or bites, foods, drugs and other allergens, as well as idiopathic or exercise-induced anaphylaxis. The Company also sells several specialized products to the U.S. Department of Defense, emergency medical services, and foreign governments. These include several emergency chemical nerve agent antidotes, DuoDote®, ATNAA, Mark I™, AtroPen® and ComboPen®, as well as a diazepam-filled auto-injector for the treatment of seizures and a morphine-filled auto-injector for pain management.

Alpharma Animal Health

Our Alpharma Animal Health business is a global leader in the development, registration, manufacture and marketing of medicated feed additives (MFAs) and water-soluble therapeutics, primarily for poultry, cattle and swine. Our MFAs and water-soluble products are anti-infective animal health products that are added to the feed and water of livestock and poultry. In addition to antibiotic, anticoccidial and antibacterial products, we also sell water-soluble vitamins, minerals and electrolytes that are used as nutritional supplements primarily for poultry, cattle and swine. We market our Animal Health products through trained sales, technical service and marketing employees—many of whom are veterinarians and nutritionists—located in our sales offices throughout the U.S., Europe, Canada, Mexico, South America and Asia. We also sell our animal health products in other regions of the world through a network of distributors and third-party sales companies.

Selected Marketed Products


FLECTOR® PATCH

FLECTOR® PATCH

FLECTOR® PATCH is the first and only non-steroidal, anti-inflammatory drug (NSAID) patch approved by the U.S. Food and Drug Administration. It provides topical treatment for acute short-term pain from minor strains, sprains or contusions. It delivers a prescription-strength NSAID, diclofenac epolamine, from the patch into the skin—directly at the site of the injury—with minimal systemic absorption. The dosing is convenient for the patient, who applies one patch to the most painful area, twice a day. FLECTOR® PATCH is available in retail pharmacies nationwide.


BMD
60
Aureomycin
100 Granular

BMD® Aureomycin®

BMD® is an antibacterial feed additive that improves rate of weight gain and feed efficiency in poultry and swine. It contains bacitracin methylene disalicylate, is indicated for the prevention and control of enteritis due to several major pathogenic species of Clostridium, and is not predisposed to development of resistance.

Aureomycin® is a medicated feed additive containing chlortetracycline for use in cattle, swine, and poultry. It is indicated for a wide range of respiratory, enteric, and reproductive diseases and is the tetracycline of choice compared to generic chlortetracycline and oxytetracline.


20
30
50
60
80
100

EMBEDA®

EMBEDA® Extended Release Capsule is a long-acting opioid analgesic for the management of moderate to severe pain when a continuous, around-the-clock opioid analgesic is needed for an extended period of time. EMBEDA® is the first U.S. Food and Drug Administration (FDA)-approved long-acting opioid designed to reduce drug liking and euphoria when tampered with by crushing or chewing. It contains extended-release morphine pellets, each with an inner core of naltrexone hydrochloride (HCl), an opioid receptor antagonist. If tampered with by crushing or chewing, the naltrexone HCl is released and absorbed with the morphine. Naltrexone reverses the subjective and analgesic effects of morphine by competitively binding to opioid receptors. The product comes in six dosage strengths and is available in retail pharmacies across the U.S.


EPIPEN

EpiPen® and EpiPen® Jr.

EpiPen® and EpiPen® Jr. Auto-injectors are indicated in the emergency treatment of allergic reactions including anaphylaxis to stinging insects and biting insects, allergen immunotherapy, foods, drugs, diagnostic testing substances and other allergens, as well as idiopathic anaphylaxis or exercise induced anaphylaxis. EpiPen® and EpiPen® Jr. Auto-injectors are intended for immediate administration in patients, who are determined to be at increased risk for anaphylaxis, including individuals with a history of anaphylactic reactions.

2009 Financial Information

Note: Section References Refer To Our Annual Report On Form 10-K For The Year Ended December 31, 2009, Which Is On File With The Securities And Exchange Commission.

Business

King Pharmaceuticals, Inc. ("King" or the "Company") was incorporated in the State of Tennessee in 1993. Our principal executive offices are located at 501 Fifth Street, Bristol, Tennessee 37620. Our telephone number is (423) 989-8000.

We are a vertically integrated pharmaceutical company that performs basic research and develops, manufactures, markets and sells branded prescription pharmaceutical products and animal health products. By "vertically integrated," we mean that we have the following capabilities:

- research and development
- manufacturing
- packaging
- quality control and assurance
- distribution
- sales and marketing
- business development
- regulatory management

Branded prescription pharmaceutical products are innovative products sold under a brand name that have, or previously had, some degree of market exclusivity. Our branded prescription pharmaceuticals include neuroscience products (primarily pain medicines), hospital products, and legacy brands, all of which are for use in humans. Our auto-injector business manufactures acute care medicines for use in humans that are delivered using an auto-injector. Our animal health business is focused on medicated feed additives ("MFAs") and water-soluble therapeutics primarily for poultry, cattle, and swine.

Our corporate strategy is focused on specialty markets, particularly specialty-driven branded prescription pharmaceutical markets. We believe our target markets have significant potential and our organization is aligned to focus on these markets. Our growth in specialty markets is achieved through both acquisitions and organic growth. Our strategy focuses on growth through the acquisition of novel branded prescription pharmaceutical products and technologies that we believe complement the commercial footprint we have established in the neuroscience and hospital markets. We strive to be a leader in developing and commercializing innovative, clinically-differentiated therapies and technologies in these target, specialty-driven markets. We may also seek company acquisitions that add commercialized products or products in development, technologies or sales and marketing capabilities to our existing platforms or that otherwise complement our operations. We also have a commitment to research and development and advancing the products and technologies in our development pipeline.

We work to achieve organic growth by maximizing the potential of our currently marketed products through sales and marketing and product life-cycle management. By "product life-cycle management," we mean the extension of the economic life of products, including seeking and obtaining necessary governmental approvals, by securing from the U.S. Food and Drug Administration ("FDA") additional approved uses ("indications") for our products, developing and producing different strengths, producing different package sizes, developing new dosage forms, and developing new product formulations.

We market our branded prescription pharmaceutical products, primarily through a dedicated sales force, to general/family practitioners, internal medicine physicians, neurologists, pain specialists, surgeons and hospitals across the United States and in Puerto Rico.

Through a team of internal sales professionals, our auto-injector business markets a portfolio of acute care auto-injector products to the pre-hospital emergency services market, which includes U.S. federal, state and local governments, public health services, emergency medical personnel and first responders and approved foreign governments.

Our animal health products of our wholly-owned subsidiary Alpharma Inc. ("Alpharma") are marketed through a staff of trained sales and technical service and marketing employees, many of whom are veterinarians and nutritionists. Sales offices are located in the U.S., Europe, Canada, Mexico, South America and Asia. Elsewhere, our animal health products are sold primarily through the use of distributors and other third-party sales companies.

Business Segments

Our business consists of four segments: a specialty-driven branded prescription pharmaceuticals business, our global animal health business, our Meridian auto-injector business, and royalties and other.

Segment Revenues

The following table summarizes revenues by operating segment. Note that the table includes revenues for the animal health segment and the Flector® Patch product within the branded prescription pharmaceuticals segment for 2009 only since these were part of Alpharma, a company we acquired at the end of December 2008.

	For the Years Ended December 31,		
	2009	2008	2007
		(In thousands)	
Branded Prescription Pharmaceuticals	**$1,113,005**	$1,263,488	$1,857,813
Animal Health	**359,075**	—	—
Meridian Auto-Injector	**252,614**	218,448	183,860
Royalties and other	**51,806**	83,125	95,209
Total revenues	**$1,776,500**	$1,565,061	$2,136,882

For additional financial information regarding each segment and the geographic areas in which we conduct business, see Note 20, "Segment Information" in Part IV, Item 15(a)(1) "Financial Statements."

Branded Prescription Pharmaceuticals Segment

We market a variety of branded prescription pharmaceutical products that are divided into the following categories:

- neuroscience (including Skelaxin®, Flector® Patch, Avinza® and Embeda®),
- hospital (including Thrombin-JMI®), and
- legacy products (including Levoxyl®, Bicillin®, Altace® and Cytomel®).

Our branded prescription pharmaceutical products are generally in high-volume markets, and we believe they are well known for their treatment indications. Branded prescription pharmaceutical products represented approximately 63%, 81% and 87% of our total net revenues for the years ended December 31, 2009, 2008, and 2007, respectively.

Selected Financial Data

The table below should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our audited consolidated financial statements and related notes included elsewhere in this report.

	For the Years Ended December 31,				
	2009	2008	2007	2006	2005
	(In thousands, except per share data)				
Statement of Income Data:					
Total revenues	**$1,776,500**	$1,565,061	$2,136,882	$1,988,500	$1,772,881
Operating income (loss)	**236,354**	(220,409)	227,028	402,421	180,079
Income (loss) from continuing operations before income taxes and discontinued operations	**150,589**	(216,156)	238,357	417,003	178,115
Income tax expense	**58,636**	125,880	62,888	132,975	61,485
Income (loss) from continuing operations	**91,953**	(342,036)	175,469	284,028	116,630
Income (loss) from discontinued operations[1]	—	—	(237)	367	1,203
Net income (loss)	**$ 91,953**	$ (342,036)	$ 175,232	$ 284,395	$ 117,833
Income (loss) per common share:					
Basic:					
Income (loss) from continuing operations	**$ 0.38**	$ (1.40)	$ 0.72	$ 1.17	$ 0.48
Income from discontinued operations	—	—	—	—	0.01
Net income (loss)	**$ 0.38**	$ (1.40)	$ 0.72	$ 1.17	$ 0.49
Diluted:					
Income (loss) from continuing operations	**$ 0.37**	$ (1.40)	$ 0.72	$ 1.17	$ 0.48
Income from discontinued operations	—	—	—	—	$ 0.01
Net income (loss)	**$ 0.37**	$ (1.40)	$ 0.72	$ 1.17	$ 0.49
Dividends declared per share of common stock	**$ 0.00**	$ 0.00	$ 0.00	$ 0.00	$ 0.00

	As of December 31,				
	2009	2008	2007	2006	2005
	(In thousands)				
Balance Sheet Data:					
Working capital	**$ 632,947**	$ 662,143	$1,366,569	$1,055,677	$ 276,329
Total assets	**3,328,590**	4,228,580	3,390,010	3,284,937	2,965,242
Total debt	**428,228**	1,321,915	297,747	282,216	345,000
Shareholders' equity	**2,369,307**	2,233,799	2,576,198	2,361,796	1,973,422

(1) Reflects the classification of certain legacy product lines as discontinued operations.

The following discussion should be read in conjunction with the other parts of this report, including the audited consolidated financial statements and related notes. Historical results and percentage relationships set forth in the statement of income, including trends that might appear, are not necessarily indicative of future operations. Please see the "Risk Factors" and "Forward-Looking Statements" sections for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview

Our Business

We are a vertically integrated pharmaceutical company that performs basic research and develops, manufactures, markets and sells branded prescription pharmaceutical products and animal health products. By "vertically integrated," we mean that we have the following capabilities:

- research and development
- manufacturing
- packaging
- quality control and assurance
- distribution
- sales and marketing
- business development
- regulatory management

Branded prescription pharmaceutical products are innovative products sold under a brand name that have, or previously had, some degree of market exclusivity. Our branded prescription pharmaceuticals include neuroscience products (primarily pain medicines), hospital products, and legacy brands, all of which are for use in humans. Our auto-injector business manufactures acute care medicines for use in humans that are delivered using an auto-injector. Our animal health business is focused on medicated feed additives ("MFAs") and water-soluble therapeutics primarily for poultry, cattle, and swine.

Our corporate strategy is focused on specialty markets, particularly specialty-driven branded prescription pharmaceutical markets. We believe our target markets have significant potential, and our organization is aligned to focus on these markets. Our growth in specialty markets is achieved through both acquisitions and organic growth. Our strategy focuses on growth through the acquisition of novel branded prescription pharmaceutical products and technologies that we believe complement the commercial footprint we have established in the neuroscience and hospital markets. We strive to be a leader in developing and commercializing innovative, clinically-differentiated therapies and technologies in these target, specialty-driven markets. We may also seek company acquisitions that add commercialized products or products in development, technologies or sales and marketing capabilities to our existing platforms or that otherwise complement our operations. We also have a commitment to research and development and advancing the products and technologies in our development pipeline.

We work to achieve organic growth by maximizing the potential of our currently marketed products through sales and marketing and product life-cycle management. By "product life-cycle management," we mean the extension of the economic life of products, including seeking and obtaining necessary governmental approvals, by securing from the U.S. Food and Drug Administration ("FDA") additional approved uses for our products, developing and producing different strengths, producing different package sizes, developing new dosage forms, and developing new product formulations.

We market our branded prescription pharmaceutical products, primarily through a dedicated sales force, to general/family practitioners, internal medicine physicians, neurologists, pain specialists, surgeons and hospitals across the United States and in Puerto Rico.

Through a team of internal sales professionals, our auto-injector business markets a portfolio of acute care auto-injector products to the pre-hospital emergency services market, which includes U.S. federal, state and local governments, public health services, emergency medical personnel and first responders and approved foreign governments.

Our animal health products of our wholly-owned subsidiary Alpharma Inc. ("Alpharma") are marketed through a staff of trained sales and technical service and marketing employees, many of whom are veterinarians and nutritionists. Sales offices are located in the U.S., Europe, Canada, Mexico, South America and Asia. Elsewhere, our animal health products are sold primarily through the use of distributors and other third-party sales companies.

Recent Developments

Embeda®

In August 2009, the FDA approved Embeda® (morphine sulfate and naltrexone hydrochloride) Extended Release Capsules, a long-acting Schedule II opioid analgesic for the management of moderate to severe pain when a continuous, around-the-clock opioid analgesic is needed for an extended period of time. Embeda® contains pellets of an extended-release oral formulation of morphine sulfate, an opioid receptor agonist, surrounding an inner core of naltrexone hydrochloride, an opioid receptor antagonist. When Embeda® is used as directed, the inner core of naltrexone remains sequestered and passes through the body without any clinical effect. When Embeda® is tampered by crushing or chewing, the naltrexone is released and can antagonize the effects of the morphine. Embeda® is the first FDA-approved long-acting opioid designed to reduce drug liking and euphoria when tampered with by crushing or chewing. However, the clinical significance of the degree of reduction in drug liking and euphoria reported in clinical studies has not yet been established. There is no evidence that the naltrexone in Embeda® reduces the abuse liability of Embeda®. Embeda® became commercially available in late September 2009.

On October 8, 2009, we received a warning letter from the FDA, Division of Drug Marketing, Advertising, and Communications ("DDMAC") regarding certain materials used to announce the commercial launch of Embeda®. The letter indicated these materials were false or misleading because they omitted and minimized the risks associated with the use of Embeda®, failed to present the limitations to its approved indication, and presented misleading claims. We ceased the dissemination of these materials and took steps to conform other materials we currently utilize with Embeda® to the guidance set forth in the warning letter. On October 16, 2009, we responded to the warning letter, providing DDMAC with a list of materials that were discontinued and a comprehensive plan of action to appropriately disseminate corrective messages to those that received the original materials. We continue to cooperate fully with DDMAC in this matter. We met with members of the FDA on December 22, 2009 to discuss the warning letter. During January 2010 we submitted to DDMAC for pre-approval proposed revised marketing materials, as well as certain corrective materials.

Remoxy®

In early July 2009, we met with the FDA to discuss the Complete Response Letter received by us in December 2008 regarding our New Drug Application ("NDA") for Remoxy®. The outcome of this meeting provided us with a clearer path forward to resubmit the Remoxy® NDA and to address all FDA comments in the Complete Response Letter. We believe the timing of the resubmission will be determined principally by the generation of six-month stability data. We are not required by the FDA to conduct clinical trials in order to provide additional safety or efficacy data in patients with moderate to severe chronic pain. As part of the resubmission plan, and in order to strengthen the NDA, we have undertaken a likeability study and a pharmacokinetic trial in volunteers. We plan to resubmit the NDA in the fourth quarter of 2010.

Remoxy® is a unique long-acting formulation of oral oxycodone with a proposed indication for the management of moderate to severe pain when a continuous, around-the-clock opioid analgesic is needed for an extended period of time. This formulation uses the Oradur™ platform technology, which provides a unique physical barrier that is designed to provide controlled pain relief and at the same time resist certain common methods used to extract the opioid more rapidly than intended as can occur with products currently on the market that are abused in this way for non-medical purposes. Common methods used to cause a rapid extraction of an opioid include crushing, chewing and dissolution in alcohol. These methods are typically used to cause failure of the controlled release dosage form, resulting in "dose dumping" of oxycodone, or the immediate release of the active drug so as to achieve a state of euphoria.

Acurox® Tablets

On June 30, 2009, the FDA issued a Complete Response Letter regarding the NDA for Acurox® Tablets. The Complete Response Letter raises issues regarding the potential abuse deterrent benefits of Acurox®. In early September 2009, we and Acura Pharmaceuticals, Inc. ("Acura") met with the FDA to discuss the Complete Response Letter. The FDA, Acura and we agreed to submit the NDA to an FDA advisory committee to consider the evidence to support the potential abuse deterrent effects of Acurox® Tablets when compared to other currently marketed short-acting oxycodone opioid products. While the FDA indicated that no new clinical trials are required at this time, we and Acura are conducting an additional clinical study in volunteers to further assess the abuse deterrent features of Acurox®. The FDA has set a meeting date for the Advisory Committee's review of the NDA in the second quarter of 2010.

Acurox® Tablets, a patented, orally administered, immediate release tablet containing oxycodone HCl as its sole active analgesic ingredient, has a proposed indication for the relief of moderate to severe pain. Acurox® uses Acura's patented Aversion® Technology, which is designed to deter misuse and abuse by intentional swallowing of excess quantities of tablets, intravenous injection of dissolved tablets and nasal snorting of crushed tablets. Attempts to extract oxycodone from an Acurox® Tablet by dissolving it in liquid result in the formation of a viscous gel which is intended to limit the ability to inject the drug intravenously. Crushing an Acurox® Tablet for the purposes of nasal snorting releases an ingredient that is intended to cause nasal irritation and thereby discourage this method of misuse and abuse. Swallowing excessive numbers of Acurox® Tablets releases niacin in quantities that are intended to cause unpleasant and undesirable side effects.

CorVue™ (binodenoson) for Injection

In December 2008, we submitted an NDA for CorVue™ to the FDA. On October 19, 2009, we received a Complete Response Letter from the FDA with respect to the NDA for CorVue™. We are currently working on our reply to the FDA's Complete Response Letter. CorVue™ is a cardiac pharmacologic stress agent for use as an adjunct in SPECT (single-photon-emission computed tomographic) cardiac imaging intended for use in patients with or at risk for coronary artery disease who are unable to perform a cardiac exercise stress test.

Department of Justice Investigation

As previously disclosed, Alpharma, acquired by us in December 2008, received a subpoena from Department of Justice ("DOJ") in February 2007 in connection with its investigation of alleged improper sales and marketing practices related to the sale of the pain medicine Kadian®. We divested Alpharma's Kadian® assets to Actavis LLC simultaneously with the closing of the acquisition of Alpharma.

In September 2009, we reached an agreement in principle with the U.S. Attorney's Office and DOJ which would, if completed, resolve this investigation. We recorded a reserve of $42.5 million in connection with this development in the third quarter of 2009 as an adjustment to the goodwill associated with the purchase of Alpharma because evaluation of the DOJ investigation and the allocation period associated with this preacquisition contingency was still in progress through that time. Final agreement is subject to the execution of a definitive settlement agreement.

Operating Results

The following table summarizes total revenues and cost of revenues by operating segment:

	For the Years Ended December 31,		
	2009	2008	2007
		(In thousands)	
Total revenues			
Branded prescription pharmaceuticals	**$1,113,005**	$1,263,488	$1,857,813
Animal Health	**359,075**	—	—
Meridian Auto-Injector	**252,614**	218,448	183,860
Royalties and other	**51,806**	83,125	95,209
Total revenues	**$1,776,500**	$1,565,061	$2,136,882
Cost of revenues, exclusive of depreciation, amortization and impairments			
Branded prescription pharmaceuticals	**$ 289,755**	$ 298,861	$ 467,507
Animal Health	**224,500**	—	—
Meridian Auto-Injector	**101,864**	85,550	76,050
Royalties and other	**6,645**	10,414	22,977
Total cost of revenues	**$ 622,764**	$ 394,825	$ 566,534

The following table summarizes our deductions from gross revenues:

	For the Years Ended December 31,		
	2009	2008	2007
		(In thousands)	
Gross revenues	**$2,097,953**	$1,899,096	$2,623,330
Commercial rebates	**62,831**	87,646	188,966
Medicare Part D rebates	**12,076**	28,110	59,103
Medicaid rebates	**39,637**	39,658	39,608
Chargebacks	**111,108**	92,252	97,251
Returns	**20,468**	12,892	11,679
Trade discounts/other	**75,333**	73,477	90,211
	$1,776,500	$1,565,061	$2,136,512
Discontinued operations	**—**	—	(370)
Net revenues	**$1,776,500**	$1,565,061	$2,136,882

Gross revenues increased in 2009 compared to 2008, primarily due to additional sales from Alpharma, which we acquired at the end of December 2008; gross revenues of Embeda®, which we began selling in late September 2009 after the product received FDA approval in August 2009; and an increase in revenues in the Meridian Auto-Injector segment. Gross revenues of several key branded prescription pharmaceuticals products decreased due to market competition, as discussed below. We anticipate gross revenues in 2010 will be similar to those in 2009.

Gross revenues were lower in 2008 compared to 2007 primarily due to a decrease in gross revenues of Altace®, partially offset by increases in gross revenues of Avinza®, which we acquired on February 26, 2007, and the Meridian Auto-Injector segment. During December 2007, a competitor entered the market with a generic substitute for Altace® and additional generic competitors entered the market in June 2008.

We maintain inventory management and data services agreements ("IMAs") with each of our three key branded prescription wholesale customers and other wholesale customers. These agreements provide wholesalers incentives to manage inventory levels and provide timely and accurate data with respect to inventory levels held, and valuable data regarding sales and marketplace activity. We rely on the timeliness and accuracy of the data that each customer provides to us on a regular basis pursuant to these agreements. If our wholesalers fail to provide us with timely and accurate data in accordance with the agreements, our estimates for certain reserves included in our financial statements could be materially affected.

Based on inventory data provided by our key customers under the IMAs, we believe that wholesale inventory levels of Skelaxin®, Thrombin-JMI®, Flector® Patch, Avinza®, and Levoxyl®, as of December 31, 2009, are at or below levels we consider normal. We estimate that the wholesale and retail inventories of all our products as of December 31, 2009 represent gross revenues of approximately $125.0 million to $135.0 million.

The following tables provide the activity and ending balances for our significant deductions from gross sales:

Accrual for Rebates, including Administrative Fees

	2009	2008	2007
		(In thousands)	
Balance at January 1, net of prepaid amounts	**$ 58,129**	$ 65,301	$ 53,765
Current provision related to sales made in current period	**116,757**	151,014	285,253
Current (benefit) provision related to sales made in prior periods	**(2,213)**	4,400	2,424
Rebates paid	**(131,939)**	(199,912)	(276,141)
Alpharma acquisition	**3,705**	37,326	—
Balance at December 31, net of prepaid amounts	**$ 44,439**	$ 58,129	$ 65,301

Rebates include commercial rebates and Medicaid and Medicare rebates.

During the first quarter of 2006, we delayed our regular periodic Medicaid rebate payments as a result of prior overpayments. During the second quarter of 2006, we began reducing our payments for Medicaid rebates to use these overpayments. During the third quarter of 2005, we began reporting to the Centers for Medicare and Medicaid Services using a refined calculation to compute our Average Manufacturer's Price ("AMP") and Best Price. As a result of refining the AMP and Best Price calculations in the third quarter of 2005, we discontinued the practice of making payments in excess of the amounts expensed. We expect to recover the remaining overpayments to the government and will continue to reduce cash payments in the future until this overpayment is fully recovered. In 2009, 2008 and 2007, the utilization of overpayments reduced our rebate payments by approximately $20.7 million, $25.3 million, and $6.5 million, respectively. The utilization of the overpayment has therefore reduced "Rebates paid" in the table above.

A competitor entered the market with a generic substitute for Altace® during December 2007 and additional competitors entered the market in June 2008. As a result of this competition, sales of Altace® and use of Altace® by rebate-eligible customers decreased in 2008 and 2009. The decrease in use of Altace® by rebate-eligible customers has, in turn, significantly decreased the "current provision related to sales made in the current period" and "rebates paid" in the table above. For a discussion regarding Altace® net sales, please see "Altace®" within the "Sales of Key Products" section below.

Accrual for Returns

	2009	2008	2007
		(In thousands)	
Balance at January 1	**$ 33,471**	$ 32,860	$ 42,001
Current provision	**20,468**	12,892	11,679
Actual returns	**(27,230)**	(21,658)	(20,820)
Alpharma acquisition	**3,636**	9,377	—
Ending balance at December 31	**$ 30,345**	$ 33,471	$ 32,860

Our calculation for product return reserves is based on historical sales and return rates over the period during which customers have a right of return. We also consider current wholesale and retail inventory levels of our products.

Because actual returns related to sales in prior periods were lower than our original estimates, we recorded a decrease in our reserve for returns in the first quarter of 2007. During the first quarter of 2007, we decreased our reserve for returns by approximately $8.0 million and increased our net sales from branded prescription pharmaceuticals, excluding the adjustment to sales classified as discontinued operations, by the same amount. The effect of the change in estimate on first quarter 2007 operating income was an increase of approximately $5.0 million. The "Accrual for Returns" table above reflects this adjustment as a reduction in the current provision.

Accrual for Chargebacks

	2009	2008	2007
		(In thousands)	
Balance at January 1	$ 9,965	$ 11,120	$ 13,939
Current provision	111,108	92,252	97,251
Actual chargebacks	(110,517)	(93,563)	(100,070)
Alpharma acquisition	37	156	—
Ending balance at December 31	$ 10,593	$ 9,965	$ 11,120

Branded Prescription Pharmaceuticals Segment

	For the Years Ended December 31,			Change			
				2009 vs. 2008		2008 vs. 2007	
	2009	2008	2007	$	%	$	%
		(In thousands)					
Branded prescription pharmaceuticals revenue:							
Skelaxin®	$ 400,998	$ 446,243	$ 440,003	$ (45,245)	(10.1)%	$ 6,240	1.4%
Thrombin-JMI®	183,457	254,581	267,354	(71,124)	(27.9)	(12,773)	(4.8)
Flector® Patch	138,649	—	—	138,649	—	—	—
Avinza®	131,148	135,452	108,546	(4,304)	(3.2)	26,906	24.8
Embeda®	16,878	—	—	16,878	—	—	—
Levoxyl®	70,768	73,064	100,102	(2,296)	(3.1)	(27,038)	(27.0)
Altace®	36,442	166,406	645,989	(129,964)	(78.1)	(479,583)	(74.2)
Other	134,665	187,742	295,819	(53,077)	(28.3)	(108,077)	(36.5)
Total revenue	$1,113,005	$1,263,488	$1,857,813	$(150,483)	(11.9)%	$(594,325)	(32.0)%
Cost of revenues, exclusive of depreciation, amortization and impairments	$ 289,755	$ 298,861	$ 467,507	$ (9,106)	(3.0)%	$(168,646)	(36.1)%

Net sales from branded prescription pharmaceutical products were lower in 2009 than in 2008 primarily due to lower net sales of Altace®, Thrombin-JMI® and Skelaxin®, discussed below, partially offset by sales of Flector® Patch and Embeda®. Flector® Patch was part of the acquisition of Alpharma at the end of 2008. Embeda® was approved by the FDA in August 2009, and we began selling the product in late September 2009. We expect net sales from branded prescription pharmaceutical products to decrease in 2010 from 2009 levels primarily due to anticipated decreases in sales of several of our key products, discussed below, partially offset by an anticipated increase in net sales of Embeda® and Flector® Patch.

Net sales from branded prescription pharmaceutical products were lower in 2008 than in 2007 primarily due to a decrease in net sales of Altace®, partially offset by increases in net sales of Avinza®, which we acquired on February 26, 2007. During December 2007, a competitor entered the market with a generic substitute for Altace® and additional competitors entered the market in June 2008.

For a discussion regarding the potential risk of generic competition for Skelaxin® and Avinza®, please see Note 19, "Commitments and Contingencies" in Part IV, Item 15(a)(1), "Financial Statements."

Sales of Key Products

Skelaxin®

On January 20, 2009, the U.S. District Court for the Eastern District of New York issued an order ruling invalid two patents related to Skelaxin®. In June 2009, the Court entered judgment against King. We have appealed the judgment and plan to vigorously defend our interests. The entry of the Court's order may lead to generic versions of Skelaxin® entering the market sooner than previously anticipated, which would likely cause net sales of Skelaxin® to decline significantly.

Net sales of Skelaxin® decreased in 2009 from 2008 primarily due to a decrease in prescriptions, partially offset by price increases taken in the fourth quarter of 2008 and the second quarter of 2009. Primarily due to a decrease in promotional efforts, total prescriptions for Skelaxin® decreased approximately 19.8% in 2009 from 2008, according to IMS America, Ltd. ("IMS") monthly prescription data. Following the January 2009 court order, we completed a restructuring initiative that reduced our promotional efforts. For additional information regarding the restructuring initiative, please see "Skelaxin®" within the "Liquidity and Capital Resources" section below. We expect net sales of Skelaxin® will continue to decrease during 2010 as a result of the decrease in promotional efforts. We anticipate significant decreases in net sales if generic competition enters the market.

Net sales of Skelaxin® increased in 2008 from 2007 primarily due to a price increase taken in the fourth quarter of 2007 and decreases in wholesale inventory levels during 2007, partially offset by a decrease in prescriptions. During 2007, net sales of Skelaxin® benefited from a favorable change in estimate during the first quarter of 2007 in the product's reserve for returns as discussed above. Due to increased competition, total prescriptions for Skelaxin® decreased approximately 11.9% in 2008 compared to 2007 according to IMS monthly prescription data.

In January 2008, we entered into an agreement with CorePharma, LLC ("CorePharma") granting CorePharma a license to launch an authorized generic version of Skelaxin® in December 2012, or earlier under certain conditions.

For a discussion regarding the risk of potential generic competition for Skelaxin®, please see Note 19, "Commitments and Contingencies" in Part IV, Item 15(a)(1), "Financial Statements."

Thrombin-JMI®

Net sales of Thrombin-JMI® decreased in 2009 compared to 2008 and in 2008 compared to 2007 primarily due to price concessions and the market entry of two competing products which caused a decrease in gross sales. The first competing product entered the market in the fourth quarter of 2007 and another entered the market in the first quarter of 2008. We expect net sales of our Thrombin-JMI® product to decrease in 2010 as a result of competition.

Flector® Patch

Flector® Patch was part of the acquisition of Alpharma at the end of December 2008. Alpharma began selling Flector® Patch in January 2008. Total prescriptions for Flector® Patch increased approximately 42.6% in 2009 compared to the launch year of 2008, according to IMS monthly prescription data. We anticipate prescriptions to increase in 2010 from 2009; however, we do not believe prescriptions will increase at the rate experienced in 2009. At the time of acquisition, the wholesale inventory level of Flector® Patch exceeded our normal levels. During the first quarter of 2009, we reduced these inventories to a level consistent with our other promoted products. As a result, net sales of Flector® Patch were lower than prescription demand in 2009.

Avinza®

Net sales of Avinza® decreased in 2009 compared to 2008 primarily due to a decrease in prescriptions, partially offset by price increases taken in the first and fourth quarters of 2009. Total prescriptions for Avinza® decreased approximately 9.7% in 2009 compared to 2008 according to IMS monthly prescription data. We expect net sales of Avinza® to decrease at a higher rate in 2010 than in 2009.

Net sales of Avinza® increased in 2008 compared to 2007 primarily due to a price increase taken in the fourth quarter of 2007, an increase in prescriptions and the fact that net sales of Avinza® in 2007 only reflect sales occurring from February 26, 2007 through December 31, 2007. We acquired all rights to Avinza® in the United States, its territories and Canada on February 26, 2007. Total prescriptions for Avinza® increased approximately 3.4% in 2008 compared to 2007 according to IMS monthly prescription data.

On March 24, 2008, we received a letter from DDMAC regarding promotional material for Avinza® that was created and submitted to the DDMAC by Ligand Pharmaceuticals Incorporated ("Ligand") (the company from which we acquired Avinza® in late February 2007). The letter expressed concern with the balance of the described risks and benefits associated with the use of the product and the justification for certain statements made in the promotional material. We had already discontinued the use of promotional materials created by Ligand prior to receiving the letter and communicated this information to DDMAC. In addition, DDMAC requested support for certain statements included in Avinza® promotional materials which were then in use. We promptly responded to this request and asked for a meeting with DDMAC to discuss this matter.

Our request resulted in a teleconference with DDMAC representatives on January 6, 2009. After this call, we immediately ceased the dissemination of promotional materials for Avinza® that included any statements with which DDMAC took issue in its March 24, 2008 letter. Further, we directed our sales representatives to discontinue the use of such materials and ceased all advertising containing the statements discussed in that letter. We have taken the additional corrective actions agreed upon with DDMAC.

For a discussion regarding the risk of potential generic competition for Avinza®, please see Note 19, "Commitments and Contingencies" in Part IV, Item 15(a)(1), "Financial Statements."

Embeda®

In August 2009, the FDA approved Embeda® (morphine sulfate and naltrexone hydrochloride) Extended Release Capsules, a long-acting Schedule II opioid analgesic for the management of moderate to severe pain when a continuous, around-the-clock opioid analgesic is needed for an extended period of time. We began selling Embeda® in late September 2009, and we anticipate net sales of Embeda® to increase significantly in 2010.

Sales of Other Products

Levoxyl®

Net sales of Levoxyl® decreased in 2009 compared to 2008 primarily due to a decrease in prescriptions, partially offset by price increases taken in the fourth quarter of 2008. In addition, net sales of Levoxyl® in 2008 were decreased as a result of decreases in the wholesale inventory levels in the first quarter of 2008. Total prescriptions for Levoxyl® decreased approximately 11.5% in 2009 compared to 2008 according to IMS monthly prescription data. We anticipate net sales for Levoxyl® will decline in 2010 due to decreasing prescriptions.

Net sales of Levoxyl® decreased in 2008 compared to 2007 primarily due to a decrease in prescriptions as a result of generic competition. In addition, net sales of Levoxyl® decreased as a result of decreases in the wholesale inventory levels in the first quarter of 2008. These decreases in 2008 were partially offset by a price increase taken in the fourth quarter of 2007. Total prescriptions for Levoxyl® decreased approximately 11.1% in 2008 compared to 2007 according to IMS monthly prescription data.

Altace®

Net sales of Altace® decreased significantly in 2009 from 2008 and in 2008 from 2007 primarily due to a competitor entering the market in December 2007, and additional competitors entering the market in June 2008, with generic substitutes for Altace®. As a result of the entry of generic competition, we expect net sales of Altace® to continue to decline in the future. Total prescriptions for Altace® decreased approximately 82.3% in 2009 compared to 2008 and 74.5% in 2008 compared to 2007 according to IMS monthly prescription data.

For a discussion regarding the generic competition for Altace®, please see Note 3, "Invalidation of Altace® Patent" in Part IV, Item 15(a)(1), "Financial Statements."

Other

Other branded prescription pharmaceutical products are not promoted through our sales force, and prescriptions for many of our products included in this category are declining. Net sales of other branded pharmaceutical products were lower in 2009 compared to 2008 primarily due to lower net sales of Sonata® and Cytomel® and a decrease in prescriptions. Net sales of other branded prescription pharmaceutical products were lower in 2008 compared to 2007 primarily due to the sale of several of our other branded prescription pharmaceutical products to JHP Pharmaceuticals LLC ("JHP") on October 1, 2007, and lower net sales of Sonata® and Bicillin®.

Net sales of Sonata® were lower in 2009 compared to 2008 and in 2008 compared to 2007 primarily due to competition entering the market with generic substitutes for Sonata®. The composition of matter patent covering Sonata® expired in June 2008, at which time several competitors entered the market with generic substitutes. Net sales of Sonata decreased to $4.0 million in 2009 from $31.2 million in 2008 and $78.7 million in 2007.

In April 2009, a third party entered the market with a generic substitute for Cytomel®. As a result of the entry of generic competition, net sales declined in 2009 and we expect net sales of Cytomel® to continue to decline in the future. Net sales of Cytomel® decreased from $51.1 million in 2008 to $34.1 million in 2009.

We completed construction of facilities to produce Bicillin® at our Rochester, Michigan location, began commercial production in the fourth quarter of 2006 and replenished wholesale inventories of the product during the first quarter of 2007. As a result of this replenishment, we believe that net sales of Bicillin® in 2007 exceeded demand. Prior to the first quarter of 2007, Bicillin® was in short supply.

As a result of generic competition for Cytomel® and declining demand for many other products included in this category, we anticipate net sales of other branded prescription pharmaceutical products will continue to decline in 2010.

Cost of Revenues

Cost of revenues from branded prescription pharmaceutical products decreased in 2009 compared to 2008 primarily due to a decrease in unit sales of several key products, as discussed above, partially offset by additional cost of revenues for Flector® Patch, which was part of the acquisition of Alpharma at the end of December 2008, and the addition of Embeda®, which we began selling in late September 2009.

The royalty rate on Skelaxin® increased in the second quarter of 2009 due to the achievement of certain regulatory milestones under our agreement with Mutual. For additional information on the Mutual agreement, please see "Other" within the "Liquidity and Capital Resources" section below.

Cost of revenues from branded prescription pharmaceutical products decreased in 2008 from 2007 primarily due to lower unit sales of Altace® and the sale of several of our other branded prescription pharmaceutical products to JHP on October 1, 2007, partially offset by an increase in unit sales of Avinza® due to the acquisition of this product on February 26, 2007.

Special items are those particular material income or expense items that our management believes are not related to our ongoing, underlying business, are not recurring, or are not generally predictable. These items include, but are not limited to, restructuring expenses; non-capitalized expenses associated with acquisitions, such as in-process research and development charges and inventory valuation adjustment charges; charges resulting from the early extinguishments of debt; asset impairment charges; expenses of drug recalls; and gains and losses resulting from the divestiture of assets. We believe the identification of special items enhances an analysis of our ongoing, underlying business and an analysis of our financial results when comparing those results to that of a previous or subsequent like period. However, it should be noted that the determination of whether to classify an item as a special item involves judgments by us.

Special items affecting cost of revenues from branded prescription pharmaceuticals during 2009, 2008 and 2007 included the following:

- Charges of $7.8 million in 2009 related to the sale of Flector® Patch inventory. At the time of our acquisition of Alpharma, we valued the inventory that was acquired based on the accounting requirements for business combinations. As a result, we increased the carrying value of the Flector® Patch inventory by $7.8 million. During 2009, the branded prescription pharmaceutical products segment reflects a charge related to the sale of this marked-up inventory.
- A charge of $8.1 million in 2008 primarily associated with minimum purchase requirements under a supply agreement to purchase raw materials associated with Altace®.
- An inventory valuation allowance that resulted in a charge of $78.8 million for inventories associated with Altace® in 2007. For additional information please see Note 7, "Inventory," in Part IV, Item 15(a)(1), "Financial Statements."
- A charge of $25.4 million primarily associated with minimum purchase requirements under a supply agreement to purchase raw material inventory associated with Altace® in 2007. For additional information please see Note 7, "Inventory," in Part IV, Item 15(a)(1), "Financial Statements."
- A contract termination that resulted in a charge of $3.8 million in 2007.

We anticipate cost of revenues will decrease in 2010 compared to 2009 primarily due to a decrease in unit sales of several branded prescription pharmaceutical products, as discussed above.

Animal Health

	For the Years Ended December 31,		
	2009	2008	2007
	(In thousands)		
Animal Health revenue	**$359,075**	$—	$—
Cost of revenues, exclusive of depreciation, amortization and impairments	**224,500**	—	—
	$134,575	$—	$—

The Animal Health segment was part of the acquisition of Alpharma at the end of December 2008.

At the time of the acquisition of Alpharma, we valued the inventory that was acquired based on the accounting requirements for business combinations. As a result, we increased the carrying value of the Animal Health inventory by approximately $34 million. During 2009, the cost of revenues for the Animal Health segment reflect charges of $34.1 million related to the sale of this marked-up inventory.

Meridian Auto-Injector

	For the Years Ended December 31,			Change			
				2009 vs. 2008		2008 vs. 2007	
	2009	2008	2007	**$**	**%**	$	%
		(In thousands)					
Meridian Auto-Injector revenue	**$252,614**	$218,448	$183,860	**$34,166**	**15.6%**	$34,588	18.8%
Cost of revenues, exclusive of depreciation, amortization and impairments	**101,864**	85,550	76,050	**16,314**	**19.1**	9,500	12.5
	$150,750	$132,898	$107,810	**$17,852**	**13.4%**	$25,088	23.3%

Revenues and cost of revenues from our Meridian Auto-Injector segment increased in 2009 compared to 2008 primarily due to higher unit sales of EpiPen®, as well as higher unit sales of product sold to various government agencies. Revenues and cost of revenues from our Meridian Auto-Injector segment increased in 2008 compared to 2007 primarily due to higher unit sales of products sold to various government agencies and higher unit sales of EpiPen®.

Revenues from government entities were unusually high in 2008 and 2009. With respect to auto-injector products sold to government entities, demand for these products is affected by the timing of procurements which can be affected by preparedness initiatives and responses to domestic and international events.

Revenues from the Meridian Auto-Injector segment fluctuate based on the buying patterns of Dey, L.P. and government customers. Demand for EpiPen® is seasonal as a result of its use in the emergency treatment of allergic reactions for both insect stings or bites, more of which occur in the warmer months, and food allergies, for which demand increases in the months preceding the start of a new school year. Most of our EpiPen® sales are based on our supply agreement with Dey, L.P., which markets, distributes and sells the product worldwide, except for Canada, where it is marketed, distributed and sold by us. Revenues from EpiPen® in the United States increased in 2009 from 2008 and from 2008 compared to 2007 primarily due to an increase in prescriptions. Total prescriptions for EpiPen® in the United States increased approximately 9.5% in 2009 compared to 2008 and increased approximately 6.4% in 2008 compared to 2007 according to IMS monthly prescription data.

We anticipate revenues from our Meridian Auto-Injector segment in 2010 will approximate revenues in 2009.

Royalties and Other Segment

	For the Years Ended December 31,			Change			
				2009 vs. 2008		2008 vs. 2007	
	2009	2008	2007	**$**	**%**	$	%
		(In thousands)					
Royalties and other revenue	**$51,806**	$83,125	$95,209	**$(31,319)**	**(37.7)%**	$(12,084)	(12.7)%
Cost of revenues, exclusive of depreciation, amortization and impairments	**6,645**	10,414	22,977	**(3,769)**	**(36.2)**	(12,563)	(54.7)
	$45,161	$72,711	$72,232	**$(27,550)**	**(37.9)%**	$ 479	0.7%

Revenues from royalties are derived primarily from payments we receive based on sales of Adenoscan®. We are not responsible for the marketing of this product.

On April 10, 2008, CV Therapeutics, Inc. and Astellas Pharma US, Inc. ("Astellas") announced that the FDA approved regadenoson injection, an A2A adenosine receptor agonist product that competes with Adenoscan®. Regadenoson has been commercialized by Astellas. Astellas is also responsible for the marketing and sale of Adenoscan® pursuant to agreements we have with Astellas. With the commercial launch of regadenoson, sales of Adenoscan and our royalty revenue have declined and may continue to decline. However, our agreements with Astellas provide for minimum royalty payments to King of $40.0 million per year for three years (beginning June 1, 2008 and ending May 31, 2011). Therefore, we will continue to receive royalties on the sale of Adenoscan® through expiration of the patents covering the product, although the minimum guaranteed portion of the royalty payments would terminate upon certain events, including a finding of invalidity or unenforceability of the patents related to Adenoscan®.

In October 2007, we entered into an agreement with Astellas and a subsidiary of Teva Pharmaceutical Industries Ltd. providing Teva with the right to launch a generic version of Adenoscan® pursuant to a license in September 2012, or earlier under certain conditions.

Operating Costs and Expenses

	For the Years Ended December 31,			Change 2009 vs. 2008		Change 2008 vs. 2007	
	2009	2008	2007	**$**	**%**	$	%
		(In thousands)					
Cost of revenues, exclusive of depreciation, amortization and impairments	**$ 622,764**	$ 394,825	$ 566,534	**$ 227,939**	**57.7%**	$(171,709)	(30.3)%
Selling, general and administrative	**548,560**	447,402	691,034	**101,158**	**22.6**	(243,632)	(35.3)
Research and development	**98,652**	743,673	184,735	**(645,021)**	**(86.7)**	558,938	>100
Depreciation and amortization	**214,493**	151,477	174,348	**63,016**	**41.6**	(22,871)	(13.1)
Asset impairments	**4,510**	40,995	223,025	**(36,485)**	**(89.0)**	(182,030)	(81.6)
Restructuring charges	**51,167**	7,098	70,178	**44,069**	**>100**	(63,080)	(89.9)
Total operating costs and expenses	**$1,540,146**	$1,785,470	$1,909,854	**$(245,324)**	**(13.7)%**	$(124,384)	(6.5)%

Selling, General and Administrative Expenses

	For the Years Ended December 31,			Change 2009 vs. 2008		Change 2008 vs. 2007	
	2009	2008	2007	**$**	**%**	$	%
		(In thousands)					
Selling, general and administrative, exclusive of co-promotion fees	**$ 536,601**	$ 408,955	$ 511,303	**$ 127,646**	**31.2%**	$(102,348)	(20.0)%
Acquisition related costs	**6,733**	1,382	—	**5,351**	**>100**	1,382	—
Co-promotion fees	**5,226**	37,065	179,731	**(31,839)**	**(85.9)**	(142,666)	(79.4)
Total selling, general and administrative	**$ 548,560**	$ 447,402	$ 691,034	**$ 101,158**	**22.6%**	$(243,632)	(35.3)%

As a percentage of total revenues, total selling, general and administrative expenses were 30.9%, 28.6% and 32.3% during 2009, 2008 and 2007, respectively.

Total selling, general and administrative expenses increased in 2009 compared to 2008 primarily due to the acquisition of Alpharma in late December of 2008, partially offset by a decrease in co-promotion expenses for fees that we pay to Wyeth under our Amended and Restated Co-Promotion Agreement (the "Amended Co-Promotion Agreement") and a decrease in expenses due to a restructuring initiative related to Skelaxin®. The decrease in co-promotion expense is due to a decrease in Altace® net sales and the lower percentage of net sales of Altace® that we paid Wyeth in 2009 compared to 2008 under the Amended Co-Promotion Agreement. The decrease in expenses resulted from our restructuring initiative following the January 2009 court order ruling invalid two patents relating to Skelaxin®. Our senior management team conducted an extensive examination of our company and developed a restructuring initiative following this ruling. The initiative included, based on an analysis of our strategic needs: a reduction in sales, marketing and other personnel; leveraging of staff; expense reductions and additional controls over spending; and reorganization of sales teams.

Total selling, general and administrative expenses decreased in 2008 compared to 2007, primarily due to a decrease in co-promotion expenses for fees that we pay to Wyeth under our Amended Co-Promotion Agreement and a decrease in operating expenses. The decrease in co-promotion expenses is due to a decrease in Altace® net sales and the lower percentage of net sales of Altace® that we paid Wyeth in 2008 compared to 2007 under the Amended Co-Promotion Agreement. Following a court's decision in September 2007 invalidating a patent that covered Altace®, our senior management team conducted an extensive examination of our company and developed a restructuring initiative. This initiative included a reduction in personnel, staff leverage, expense reductions and additional controls over spending, reorganization of sales teams and a realignment of research and development priorities. As a result of these actions, we reduced selling, general and administrative expenses, exclusive of co-promotion fees in 2008 compared to 2007.

For additional discussion regarding the Amended Co-Promotion Agreement, please see "Other" within the "Liquidity and Capital Resources" section below. For a discussion regarding net sales of Altace®, please see "Altace®" within the "Sales of Other Products" section above.

Selling, general and administrative expenses include the following special items:

- A charge of $6.7 million in 2009 and $1.4 million in 2008 for costs related to the acquisition and integration of Alpharma. For additional information related to the acquisition of Alpharma, please see Note 9, "Acquisitions, Dispositions, Co-Promotions and Alliances," in Part IV, Item 15(a)(1), "Financial Statements."
- Income of $4.4 million during 2008 and charges of $2.1 million during 2007, primarily due to professional fees associated with a now completed government investigation and related litigation. During 2008 and 2007, we received payment from our insurance carriers for the recovery of professional fees in the amount of $11.0 million and $3.4 million, respectively. These recoveries have been reflected as reductions of professional fees in 2008 and 2007.

Research and Development Expense

	For the Years Ended December 31,			Change	
				2009 vs. 2008	2008 vs. 2007
	2009	2008	2007	**$**	$
		(In thousands)			
Research and development	**$98,652**	$145,173	$149,425	**$ (46,521)**	$ (4,252)
Research and development—in-process upon acquisition	**—**	598,500	35,310	**(598,500)**	563,190
Total research and development	**$98,652**	$743,673	$184,735	**$(645,021)**	$558,938

Research and development represents expenses associated with the ongoing development of investigational drugs and product life-cycle management projects in our research and development pipeline, which primarily consists of branded prescription pharmaceutical products. These expenses decreased in 2009 compared to 2008 primarily due to milestone payments made in 2008. During 2008, we recorded as an expense and paid to Pain Therapeutics milestone payments of $5.1 million associated with the acceptance of an investigational new drug application and $15.8 million associated with the acceptance of the NDA filing for Remoxy® by the FDA. We also recorded as an expense and paid a $5 million milestone to Acura associated with positive top-line results from the Phase III clinical trial evaluating Acurox® Tablets. For a discussion regarding recent research and development activities, please see "Recent Developments" above.

Research and development—in-process upon acquisition represents the actual cost of acquiring rights to novel branded prescription pharmaceutical projects in development from third parties, which costs were expensed during 2008 and 2007 at the time of acquisition. Each of the in-process research and development projects are part of the branded prescription pharmaceuticals segment. We classified these costs as special items, and in 2008 and 2007, special items included the following:

- A charge of $590.0 million for our acquisition of in-process research and development related to the completion of our acquisition of Alpharma on December 29, 2008. The charge represents purchase price allocation associated with Embeda®, Oxycodone NT and Hydrocodone NT projects of $410.0 million, $90.0 million and $90.0 million, respectively. The amounts associated with each of these projects were expensed because the in-process research and development projects had not received regulatory approval and had no alternative future use. In August 2009, the FDA approved Embeda® (morphine sulfate and naltrexone hydrochloride) Extended Release Capsules, a long-acting Schedule II opioid analgesic for the management of moderate to severe pain when a continuous, around-the-clock opioid analgesic is needed for an extended period of time. Oxycodone NT and Hydrocodone NT, each long-acting treatments for moderate to severe chronic pain, are currently in the early stages of development. Oxycodone NT and Hydrocodone NT are each designed to resist certain common methods of misuse and abuse associated with long-acting oxycodone and hydrocodone products that are currently available. If the clinical development programs are successful, we would not expect to commercialize Oxycodone NT any sooner than 2012 and Hydrocodone NT any sooner than 2015. The estimated cost to complete the development of these products at the time of the acquisition was approximately $35 million each. We believe there is a reasonable probability of completing these projects successfully, but the success of the projects depends on the outcome of the clinical development programs and approval by the FDA.
- Charges totaling $6.0 million in 2008 for our acquisition of in-process research and development related to the exercise of our options for a third and fourth immediate-release opioid product under a License, Development and Commercialization Agreement with Acura to develop and commercialize certain opioid analgesic products utilizing Acura's Aversion® Technology in the United States, Canada and Mexico. The amount of each option exercise was $3.0 million. We believe there is a reasonable probability of completing the projects successfully, but the success of the projects depends on the successful outcome of the clinical development programs and approval of the products by the FDA. The estimated cost to complete each project at the time of the execution of the option was approximately $16.0 million for each product.
- A charge of $2.5 million in 2008 for our acquisition of in-process research and development associated with our Product Development Agreement with CorePharma to develop new formulations of Skelaxin®. Any intellectual property created as a result of the agreement will belong to us and we will grant CorePharma a non-exclusive, royalty-free license to use this newly created intellectual property with any product not containing metaxalone. The success of the project depends on additional development activities and FDA approval. The estimated cost to complete the development activities

at the time of the execution of the agreement was approximately $2.5 million.

- A charge of $32.0 million during 2007 associated with our collaborative agreement with Acura to develop and commercialize certain immediate-release opioid analgesic products utilizing Acura's proprietary Aversion® Technology in the United States, Canada and Mexico. The agreement provides us with an exclusive license for Acurox® (oxycodone HCl/niacin) tablets and another immediate-release opioid product utilizing Acura's Aversion® Technology. In addition, the agreement provides us with an option to license all future opioid analgesic products developed utilizing Acura's Aversion® Technology.

  The $32.0 million of payments made to Acura were recognized as in-process research and development expense during 2007. This amount was expensed because the in-process research and development project had not received regulatory approval and had no alternative future use. An NDA for Acurox® Tablets was submitted to the FDA in December 2008. On June 30, 2009, the FDA issued a Complete Response Letter regarding the NDA for Acurox® Tablets. The Complete Response Letter raises issues regarding the potential abuse deterrent benefits of Acurox®. The success of the project depends on approval by the FDA. We anticipate resubmitting the NDA following the FDA Advisory Committee meeting expected to be held in the second quarter of 2010. The estimated cost to complete the project at the execution of the agreement was approximately $9.0 million.

- A charge of $3.1 million during 2007 for a payment to Mutual Pharmaceutical Company Inc. ("Mutual") to jointly research and develop one or more improved formulations of metaxalone. Under the agreement with Mutual, we sought Mutual's expertise in developing improved formulations of metaxalone, including improved formulations Mutual developed prior to execution of this agreement and access to Mutual's and United Research Laboratories' rights in intellectual property pertaining to these formulations. Development activities under this agreement ceased in December 2007.

Depreciation and Amortization Expense

Depreciation and amortization expense increased in 2009 compared to 2008 primarily due to an increase in amortization expense associated with Skelaxin® and an increase in depreciation and amortization expense associated with Alpharma, which we acquired in late December 2008, partially offset by a decrease in amortization expense associated with Altace®.

Following the U.S. District Court's order ruling invalid two Skelaxin® patents on January 20, 2009, we estimated the potential effect on future net sales of the product. We believe that the intangible assets associated with Skelaxin® are not currently impaired based on estimated undiscounted cash flows associated with these assets. However, as a result of the order described above, we reduced the estimated remaining useful life of the intangible assets of Skelaxin® during 2009. The amortization expense associated with Skelaxin® increased to $82.9 million in 2009 from $23.6 million in 2008. If our current estimates regarding future cash flows adversely change, we may have to further reduce the estimated remaining useful life and/or write off a portion or all of these intangible assets. As of December 31, 2009, the net intangible assets associated with Skelaxin® total approximately $42.4 million.

Following a court's decision in September 2007 invalidating our '722 patent that covered Altace®, we undertook an analysis of the potential effect on future net sales of the product. Based upon this analysis, we reduced the estimated remaining useful life of Altace®. Accordingly, amortization of the remaining intangibles associated with Altace® was completed during the first quarter of 2008. The amortization expense associated with Altace® during the first quarter of 2008 was $29.7 million.

Depreciation and amortization expense decreased in 2008 compared to 2007 primarily due to a decrease in amortization associated with Altace®, partially offset by increases in amortization associated with Skelaxin® and Avinza®, as discussed below. In addition, the decrease in depreciation and amortization expense during 2008 was partially attributable to the cessation of depreciation and amortization associated with the Rochester, Michigan sterile manufacturing facility that we sold in October 2007.

In January 2008, we entered into an agreement with CorePharma providing CorePharma with the right to launch an authorized generic version of Skelaxin® pursuant to a license in December 2012, or earlier under certain conditions. As a result, we decreased the estimated useful life of Skelaxin®, which had the effect of increasing amortization in 2008 compared to 2007. Additionally, on February 26, 2007, we completed our acquisition of Avinza® and began amortizing the associated intangible assets as of that date. On June 30, 2007, the assets associated with the sale of the Rochester, Michigan sterile manufacturing facility were classified as held for sale, and accordingly the depreciation and amortization was discontinued as of that date.

For additional information about the sale of the Rochester, Michigan facility and the acquisition of Avinza®, please see Note 9, "Acquisitions, Dispositions, Co-Promotions and Alliances," in Part IV, Item 15(a)(1), "Financial Statements." For additional information relating to the Altace® intangible assets, please see Note 10, "Intangible Assets and Goodwill," in Part IV, Item 15(a)(1), "Financial Statements."

Depreciation and amortization expense in 2009, 2008 and 2007 includes a special item consisting of $1.0 million, $2.6 million and $7.0 million, respectively, associated with accelerated depreciation on certain assets, including those associated with our decision to transfer the production of Levoxyl® from our St. Petersburg, Florida facility to our Bristol, Tennessee facility, which we expect to complete in the second half of 2010.

For information relating to expected 2010 amortization expense, please see Note 10, "Intangible Assets and Goodwill," in Part IV, Item 15(a)(1), "Financial Statements."

Other Operating Expenses

In addition to the special items described above, we incurred other special items affecting operating costs and expenses resulting in a net charge totaling $55.7 million during 2009 compared to a net charge totaling $49.5 million during 2008 and $293.2 million during 2007. These other special items included the following:

- Restructuring charges of $51.2 million in 2009 primarily due to our restructuring initiative designed to partially offset the potential decline in Skelaxin® net sales in the event a generic competitor enters the market. For additional information on the first quarter 2009 restructuring event, please see Note 25, "Restructuring Activities," in Part IV, Item 15(a)(1), "Financial Statements."
- Asset impairments of $2.0 million in 2009 associated with a decline in fair value of real estate classified as held for sale and due to a decline in the market and $2.5 million associated with a development project initiated in 2007. Under the terms of an agreement, a portion of the upfront development payment was refundable in the event certain FDA approvals were not obtained. In 2009, we suspended funding for the project.
- Asset impairment charges of $40.9 million in 2008 primarily associated with a decline in end-user demand for Synercid®.
- An intangible asset impairment charge of $146.4 million in 2007 related to our Altace® product as a result of the invalidation of the '722 patent which covered the Altace® product. Following the Circuit Court's decision, we reduced the estimated useful life of this product and forecasted net sales. This decrease in estimated remaining useful life and forecasted net sales reduced the probability-weighted estimated undiscounted future cash flows associated with Altace® intangible assets to a level below their carrying value. We determined the fair value of these assets based on probability-weighted estimated discounted future cash flows.
- A charge of $46.4 million in 2007 related to the write-down of our Rochester, Michigan sterile manufacturing facility and certain legacy branded prescription pharmaceutical products. On October 1, 2007, we closed the asset purchase agreement with JHP, pursuant to which JHP acquired our Rochester, Michigan sterile manufacturing facility, some of our legacy products that are manufactured there and the related contract manufacturing business. For additional information, please see Note 9, "Acquisitions, Dispositions, Co-Promotions and Alliances," in Part IV, Item 15(a)(1), "Financial Statements."
- Intangible asset impairment charges of $30.2 million in 2007 primarily related to our decision to no longer pursue the development of a new formulation of Intal® utilizing hydroflouroalkane as a propellant.

- Restructuring charges of $7.1 million in 2008 primarily related to our integration of Alpharma.
- Restructuring charges of $68.6 million in 2007 primarily due to our restructuring initiative designed to accelerate a planned strategic shift emphasizing our focus on the neuroscience and hospital markets and separation payments associated with the sale of the Rochester, Michigan sterile manufacturing facility discussed above.
- Restructuring charges of $1.6 million during 2007 for separation payments that primarily arose in connection with our decision to transfer the production of Levoxyl® from our St. Petersburg, Florida facility to the Bristol, Tennessee facility.

In April 2009, a competitor entered the market with a generic substitute for Cytomel®. As a result, we lowered our future sales forecast for this product. We believe that the intangible assets associated with Cytomel® are not currently impaired based on estimated undiscounted cash flows associated with these assets. However, if our estimates regarding future cash flows adversely change, we may have to reduce the estimated remaining useful life and/or write off a portion or all of these intangible assets. As of December 31, 2009, the net intangible assets associated with Cytomel® total approximately $10.4 million.

As of December 31, 2009, the net intangible assets associated with Synercid® totaled approximately $23.1 million. We believe that these intangible assets are not currently impaired based on estimated undiscounted cash flows associated with these assets. However, if our estimates regarding future cash flows prove to be incorrect or adversely change, we may have to reduce the estimated remaining useful life and/or write off a portion or all of these intangible assets.

Certain generic companies have challenged patents associated with Avinza® and EpiPen®. For additional information, please see Note 19, "Commitments and Contingencies" in Part IV, Item 15(a)(1), "Financial Statements." If a generic version of Avinza® or EpiPen® enters the market, we may have to write off a portion or all of the intangible assets associated with these products and/or reduce the estimated useful lives of these products.

The net book value of some of our manufacturing facilities currently exceeds fair market value. Management currently believes that the long-term assets associated with these facilities are not impaired based on estimated undiscounted future cash flows. However, if we were to approve a plan to sell or close any of the facilities for which the carrying value exceeds fair market value, we would have to write off a portion of the assets or reduce the estimated useful life of the assets, which would accelerate depreciation.

Non-Operating Items

	For the Years Ended December 31,		
	2009	2008	2007
		(In thousands)	
Interest income	**$ 5,926**	$ 36,970	$ 42,491
Interest expense	**(88,223)**	(21,631)	(19,794)
Loss on investment	**(5,884)**	(7,451)	(11,591)
Other, net	**2,416**	(3,635)	223
Income tax expense	**58,636**	125,880	62,888
Discontinued operations	**—**	—	(237)

Other (Expense) Income

Interest Income

Interest income decreased in 2009 compared to 2008 primarily due to a lower average balance of cash, cash equivalents and investments in debt securities due to the acquisition of Alpharma in late December 2008, and a decrease in interest rates. Interest income decreased during 2008 compared to 2007 primarily due to a decrease in interest rates partially offset by a higher total balance of cash, cash equivalents and investments in debt securities in 2008.

Interest Expense

Interest expense increased in 2009 compared to 2008 primarily due to an increase in borrowings as a result of the acquisition of Alpharma in late December 2008. The acquisition was funded with available cash on hand, borrowings of $425.0 million under the Senior Secured Revolving Credit Facility ("Revolving Credit Facility"), as amended on December 5, 2008, and borrowings of $200.0 million under a Senior Secured Term Facility ("Term Facility"). We expect interest expense for 2010 to decrease significantly as a result of the payment in full of the Term Facility and the Revolving Credit Facility. For more information regarding this financing, the associated interest rates, and 2009 and 2010 debt payments, please see the sections entitled "Senior Secured Revolving Credit Facility" and "Senior Secured Term Facility" under "Certain Indebtedness and Other Matters" below.

On January 1, 2009, we adopted the Financial Accounting Standards Board ("FASB") statement that requires us to separately account for the liability and equity components of our $400.0 million 1¼% Convertible Senior Notes due April 1, 2026 (the "Convertible Senior Notes") that can be settled for cash based on the estimated nonconvertible debt borrowing rate. It requires retrospective application to all periods presented. Interest expense increased by $13.7 million and $12.0 million in 2008 and 2007 due to the adoption of this standard.

Loss on Investment

Losses on investments are special items affecting other (expense) income and include the following:

- A loss of $5.9 million and $7.5 million in 2009 and 2008 related to our investment in debt securities.
- A loss of $11.6 million in 2007 related to our investment in Palatin Technologies, Inc. ("Palatin").

Income Tax Expense

During 2009, our effective income tax rate on income from continuing operations was 38.9%. This rate differed from the statutory rate of 35% primarily due to losses from foreign subsidiaries with no tax benefit, taxes related to stock compensation and state taxes.

During 2008, our effective income tax rate on the loss from continuing operations was (58.2)%. This rate differed from the statutory rate of 35% primarily due to non-deductible research and development in process at acquisition and state taxes offset by tax benefits relating to tax-exempt interest income and domestic production activities deductions.

During 2007, our effective income tax rate on income from continuing operations was 26.4%. This rate differed from the statutory rate of 35% primarily due to tax benefits relating to tax-exempt interest income and domestic production activities deductions, which benefits were partially offset by state taxes. Additionally, the 2007 rate benefited from the release of reserves for unrecognized tax benefits as a result of the expiration of certain federal and state statutes of limitations for the 2002 and 2003 tax years.

For additional information relating to income taxes, please see Note 17, "Income Taxes," in Part IV, Item 15(a)(1), "Financial Statements."

Off-Balance Sheet Arrangements, Contractual Obligations and Commercial Commitments

We do not have any off-balance sheet arrangements, except for operating leases in the normal course of business as described in Note 11, "Lease Obligations", in Part IV, Item 15(a)(1), "Financial Statements" to our audited consolidated financial statements included in this report and as reflected in the table below.

The following table summarizes contractual obligations and commitments as of December 31, 2009:

	Payment Due by Period				
	Total	Less Than One Year	One to Three Years	Four to Five Years	More Than Five Years
			(In thousands)		
Contractual Obligations:					
Long-term debt	$492,261	$ 85,550	$ 6,711	$400,000	$ —
Operating leases	76,101	12,558	23,184	20,890	19,469
Unconditional purchase obligations	331,498	178,920	51,757	49,195	51,626
Interest on long-term debt	17,573	6,267	10,000	1,306	—
Total	$917,433	$283,295	$91,652	$471,391	$71,095

Our unconditional purchase obligations are primarily related to minimum purchase requirements under contracts with suppliers to purchase raw materials and finished goods and open purchase orders. The above table does not reflect any potential milestone payments in connection with research and development projects or acquisitions. Required funding obligations for 2010 relating to the Company's pension and other postretirement benefit plans are not expected to be material.

As of December 31, 2009, we had a liability for unrecognized tax benefits of $56.5 million. Due to the high degree of uncertainty regarding the timing of future cash outflows for unrecognized tax benefits beyond one year, a reasonable estimate of the period of cash settlement for years beyond 2010 cannot be made.

Liquidity and Capital Resources

General

We believe that existing balances of cash, cash equivalents, cash generated from operations and our existing revolving credit facility are sufficient to finance our current operations and working capital requirements on both a short-term and long-term basis. However, we cannot predict the amount or timing of our need for additional funds. We cannot provide assurance that funds will be available to us when needed on favorable terms, or at all. As of December 31, 2009, cash and cash equivalents totaled $545.3 million, with approximately $240.2 million located outside the U.S.

Investments in Debt Securities

As of December 31, 2009, our investments in debt securities consisted solely of tax-exempt auction rate securities and did not include any mortgage-backed securities or any securities backed by corporate debt obligations. The tax-exempt auction rate securities that we hold are long-term variable rate bonds tied to short-term interest rates that are intended to reset through an auction process generally every seven, 28 or 35 days. Our investment policy requires us to maintain an investment portfolio with a high credit quality. Accordingly, our investments in debt securities were limited to issues which were rated AA or higher at the time of purchase.

In the event that we attempt to liquidate a portion of our holdings through an auction and are unable to do so, we term it an "auction failure." On February 11, 2008, we began to experience auction failures. As of December 31, 2009, all our investments in auction rate securities, with a total par value of $281.5 million, have experienced multiple failed auctions. In the event of an auction failure, the interest rate on the security is reset according to the contractual terms in the underlying indenture. As of February 23, 2010, we have received all scheduled interest payments associated with these securities.

The current instability in the credit markets may continue to affect our ability to liquidate these securities. We will be unable to liquidate these securities until a successful auction occurs, the issuer calls or restructures the underlying security, the underlying security matures or it is purchased by a buyer outside the auction process. Based on the frequency of auction failures and the lack of market activity, current market prices are not available for determining the fair value of these investments. As a result, we have measured $281.5 million in par value of our investments in debt securities and the UBS put right discussed below, or 35.2% of the assets that we have measured at fair value, using unobservable inputs, which are classified as Level 3 measurements. For additional information regarding this, please see Note 15, "Fair Value Measurements," in Part IV, Item 15(a) (1), "Financial Statements."

As of December 31, 2009, there were cumulative unrealized holding losses of $26.4 million recorded in accumulated other comprehensive income (loss) on the Consolidated Balance Sheets associated with investments in debt securities with a par value of $234.0 million classified as available for sale. All of these investments in debt securities have been in continuous unrealized loss positions for greater than twelve months. As of December 31, 2009, we believed the decline was temporary and it was probable that the par amount of these auction rate securities would be collectible under their contractual terms.

During 2009, we sold certain auction rate securities associated with student loans with a par value of $93.8 million for $87.3 million to the issuer and recognized a realized loss of $6.5 million in the Consolidated Statement of Operations. We have not sold any other investments in debt securities below par value during the periods presented in the accompanying Consolidated Statement of Operations.

During the fourth quarter of 2008, we accepted an offer from UBS Financial Services, Inc. ("UBS") providing us the right to sell at par value certain auction rate securities outstanding at December 31, 2009 and December 31, 2008, with par values of $32.5 million and $40.7 million, respectively, to UBS during the period from June 30, 2010 to July 2, 2012. We have elected the fair value option to account for this right. As a result, gains and losses associated with this right are recorded in other (expense) income in the Consolidated Statement of Operations. The value of the right to sell certain auction rate securities to UBS was estimated considering the present value of future cash flows, the fair value of the auction rate security and counterparty risk. As of December 31, 2009 and December 31, 2008, the fair value of the right to sell the auction rate securities to UBS at par was $3.2 million and $4.0 million, respectively. With respect to this right, we recognized an unrealized loss of $0.8 million during 2009 and an unrealized gain of $4.0 million during 2008 in other (expense) income in the Consolidated Statement of Operations.

In addition, during the fourth quarter of 2008, we reclassified the auction rate securities that are included in this right from available-for-sale securities to trading securities. As of December 31, 2009 and December 31, 2008, the fair value of the investments in debt securities classified as trading was $29.3 million and $36.0 million, respectively. During 2009 and 2008, we recognized unrealized gains of $1.4 million and unrealized losses of $4.6 million, respectively, in other (expense) income in the Consolidated Statement of Operations.

As of December 31, 2009, we had unrealized holding gains of $1.8 million associated with a security that was previously impaired, as it was determined that the losses in previous periods were other-than-temporary.

As of December 31, 2009, we had approximately $281.5 million, in par value, invested in tax-exempt auction rate securities which consisted of $166.0 million associated with student loans backed by the Federal Family Education Loan Program ("FFELP"), $89.4 million associated with municipal bonds in which performance is supported by bond insurers and $26.2 million associated with student loans collateralized by loan pools which equal at least 200% of the bond issue.

As of December 31, 2009, we classified $29.3 million of auction rate securities as current assets and $218.6 million as long-term assets.

Skelaxin®

As previously disclosed, we are involved in multiple legal proceedings over patents relating to our product Skelaxin®. In January 2009, the U.S. District Court for the Eastern District of New York issued an order ruling invalid two of these patents. In June 2009, the Court entered judgment against us. We have appealed the judgment and intend to vigorously defend our interests. The entry of the order may lead to generic versions of Skelaxin® entering the market sooner than previously anticipated, which would likely cause net sales of Skelaxin® to decline significantly. For additional information regarding Skelaxin® litigation, please see Note 19, "Commitments and Contingencies," in Part IV, Item 15(a) (1), "Financial Statements."

Following the decision of the District Court in January 2009, we conducted an extensive examination of the company and developed a restructuring initiative designed to partially offset the potential material decline in Skelaxin® sales in the event that a generic competitor enters the market. This initiative included, based on an analysis of our strategic needs: a reduction in branded prescription pharmaceutical sales, marketing and other personnel; leveraging of staff; expense reductions and additional controls over spending; and reorganization of sales teams.

We incurred total restructuring costs of approximately $50.0 million, almost all of which was paid during the second quarter of 2009. These costs relate to severance pay and other employee termination expenses. For additional information, please see Note 25, "Restructuring Activities" in Part IV, Item 15(a) (1), "Financial Statements."

Alpharma

On December 29, 2008, we completed our acquisition of all the outstanding shares of Class A Common Stock, together with the associated preferred stock purchase rights, of Alpharma at a price of $37.00 per share in cash, for an aggregate purchase price of approximately $1.6 billion. Alpharma was a branded specialty pharmaceutical company with a growing specialty pharmaceutical franchise in the U.S. pain market with its Flector® Patch (diclofenac epolamine topical patch) and a pipeline of new pain medicines led by Embeda®. Alpharma is also a global leader in the development, registration, manufacture and marketing of MFAs and water soluble therapeutics for food-producing animals, including poultry, cattle and swine.

The acquisition was financed with available cash on hand, borrowings under the Revolving Credit Facility of $425.0 million and borrowings under the Term Loan of $200.0 million. For additional information on the borrowings, please see below.

In connection with the acquisition of Alpharma, we together with Alpharma executed a consent order (the "Consent Order") with the U.S. Federal Trade Commission. The Consent Order required us to divest the assets related to Alpharma's branded oral long-acting opioid analgesic drug Kadian® to Actavis Elizabeth, L.L.C. ("Actavis LLC"). In accordance with the Consent Order, effective upon the acquisition of Alpharma, on December 29, 2008, we divested the Kadian® product to Actavis LLC. Actavis LLC is entitled to sell Kadian® as a branded or generic product. Prior to this divestiture, Actavis LLC supplied Kadian® to Alpharma.

Actavis LLC will pay a purchase price of up to an aggregate of $127.5 million in cash based on the achievement of certain Kadian® quarterly gross profit-related milestones for the period beginning January 1, 2009 and ending June 30, 2010. The maximum purchase price payment associated with each calendar quarter is as follows:

	Maximum Purchase Price Payment
First Quarter 2009	$30.0 million
Second Quarter 2009	25.0 million
Third Quarter 2009	25.0 million
Fourth Quarter 2009	20.0 million
First Quarter 2010	20.0 million
Second Quarter 2010	7.5 million

None of the quarterly payments above, when combined with all prior payments made by Actavis LLC, can exceed the aggregate amount of gross profits from the sale of Kadian® in the United States by Actavis LLC and its affiliates for the period beginning on January 1, 2009 and ending on the last day of such calendar quarter. Any quarterly purchase price payment that is not paid by Actavis LLC due to the application of such provision will be carried forward to the next calendar quarter, increasing the maximum quarterly payment in the subsequent quarter. However, the cumulative purchase price payable by Actavis LLC will not exceed the lesser of (a) $127.5 million and (b) the gross profits from the sale of Kadian®, as determined by the agreement, in the United States by Actavis LLC and its affiliates for the period from January 1, 2009 through June 30, 2010. At the time of the divestiture, we recorded a receivable of $115.0 million reflecting the present value of the estimated future purchase price payments from Actavis LLC. There was no gain or loss recorded as a result of the divestiture. In accordance with the agreement, quarterly payments are received one quarter in arrears. During 2009 we received $84.8 million from Actavis LLC, $80.0 million related to gross profit from sales during the first, second, and third quarters of 2009 and $4.8 million related to inventory sold to Actavis LLC at the time of the divestiture.

As part of the integration of Alpharma, management developed a restructuring initiative to eliminate redundancies in operations created by the acquisition. This initiative included, based on an analysis of our strategic needs: a reduction in sales, marketing and other personnel; leveraging of staff; expense reductions and additional controls over spending; and reorganization of sales teams.

We estimated total costs of approximately $70.7 million associated with this restructuring plan, almost all of which are cash-related costs. All employee termination costs are expected to be paid by the second quarter of 2012. All contract termination costs are expected to be paid by the end of 2018. For additional information, please see Note 25, "Restructuring Activities," in Part IV, Item 15(a) (1), "Financial Statements."

During the first quarter of 2009, we paid $385.2 million to redeem the Convertible Senior Notes of Alpharma outstanding at the time of the acquisition and at December 31, 2008. For additional information, please see "Alpharma Convertible Senior Notes" in "Certain Indebtedness and Other Matters."

Senior Secured Revolving Credit Facility

On April 19, 2007, we entered into a new $475.0 million five-year Revolving Credit Facility, as amended on December 5, 2008. The Revolving Credit Facility matures in April 2012 or in September 2011 if the Convertible Senior Notes have not been refinanced.

In connection with the acquisition of Alpharma on December 29, 2008, we borrowed $425.0 million in principal amount under the Revolving Credit Facility.

During 2009 and 2010, we made payments of $332.7 million and $92.3 million, respectively, on the Revolving Credit Facility, $203.2 million in excess of the required amounts, which represented full payment of all borrowings under the Revolving Credit Facility. The average interest rate on borrowings under the Revolving Credit Facility was 5.8% in 2009. The availability under the Revolving Credit Facility was reduced to $157.4 million as of February 25, 2010. As of February 25, 2010, the remaining undrawn commitment amount under the Revolving Credit Facility totals approximately $154.5 million after giving effect to outstanding letters of credit totaling approximately $2.9 million.

If we should undertake future borrowings under the Revolving Credit Facility, we would be required to make annual prepayments equal to 50% of our annual excess cash flows, which could be reduced to 25% under certain conditions. In addition, we would be required to make prepayments upon the occurrence of certain events, such as an asset sale, the issuance of debt or equity or the liquidation of auction rate securities. These mandatory prepayments would permanently reduce the commitments under the Revolving Credit Facility. However, commitments under the Revolving Credit Facility would not be reduced in any event below $150.0 million.

We have the right to prepay, without penalty (other than customary breakage costs), any borrowing under the Revolving Credit Facility.

For additional discussion regarding the Revolving Credit Facility, please see "Senior Secured Revolving Credit Facility" within the "Certain Indebtedness and Other Matters" section below.

Senior Secured Term Facility

On December 29, 2008, we entered into a $200.0 million Term Facility with a maturity date of December 28, 2012. During 2009, we made payments of $200.0 million on the Term Facility, $160.0 million in excess of that required by our repayment schedule and the provisions related to mandatory prepayments under the Term Facility, completing our repayment obligations under the facility. The average interest rate on borrowings under the Term Facility was 8.1% in 2009.

For additional discussion regarding the Term Facility, please see "Senior Secured Term Facility" within the "Certain Indebtedness and Other Matters" section below.

CorePharma, LLC

In June 2008, we entered into a Product Development Agreement with CorePharma to collaborate in the development of new formulations of metaxalone that we currently market under the brand name Skelaxin®. Under the agreement, we and CorePharma granted each other non-exclusive cross-licenses to certain pre-existing intellectual property. Any intellectual property created as a result of the agreement will belong to us and we will grant CorePharma a non-exclusive, royalty-free license to use this newly created intellectual property with any product not containing metaxalone. In the second quarter of 2008, we made a non-refundable cash payment of $2.5 million to CorePharma. Under the terms of the agreement, we will reimburse CorePharma for the cost to complete the development activities incurred under the agreement, subject to a cap. In addition, we could be required to make milestone payments based on the achievement and success of specified development activities and the achievement of specified net sales thresholds of such formulations, as well as royalty payments based on net sales.

Acura Pharmaceuticals, Inc.

In October 2007, we entered into a License, Development and Commercialization Agreement with Acura to develop and commercialize certain opioid analgesic products utilizing Acura's Aversion® Technology in the United States, Canada and Mexico. The agreement provides us with an exclusive license for Acurox® Tablets and another opioid product utilizing Acura's Aversion® Technology. In addition, the agreement provides us with an option to license all future opioid analgesic products developed utilizing Acura's Aversion® Technology. In May 2008 and December 2008, we exercised our options for third and fourth immediate-release opioid products under the agreement. In connection with the exercise of the options, we paid non-refundable option exercise fees to Acura of $3.0 million for each option.

Under the terms of the agreement, we made a non-refundable cash payment of $30.0 million to Acura in December 2007. In addition, we will reimburse Acura for all research and development expenses incurred beginning from September 19, 2007 for Acurox® Tablets and all research and development expenses related to future products after the exercise of our option to an exclusive license for each future product. During January 2008, we made an additional payment of $2.0 million to Acura, which was accrued as of December 31, 2007, for certain research and development expenses incurred by Acura prior to the closing date of the agreement. We may make additional non-refundable cash milestone payments to Acura based on the successful achievement of certain clinical and regulatory milestones for Acurox® Tablets and for each other product developed under the agreement. In June 2008, we made a milestone payment of $5.0 million associated with positive top-line results from the Phase III clinical trial evaluating Acurox® Tablets. We will also make an additional $50.0 million non-refundable cash milestone payment to Acura in the first year that the aggregate net sales of all products developed under the agreement exceeds $750.0 million. In addition, we will make royalty payments to Acura ranging from 5% to 25% based on the level of combined annual net sales of all products developed under the agreement.

Altace®

In December 2007, a third party launched a generic substitute for Altace®. In June 2008, additional competitors entered the market with generic substitutes for Altace®. As a result of the entry of generic competition, Altace® net sales decreased in 2008 and 2009. For a discussion regarding the generic competition for Altace®, please see Note 3, "Invalidation of Altace® Patent," in Part IV, Item 15(a) (1), "Financial Statements."

Following a court's decision in September 2007 invalidating a patent that covered Altace®, our senior management team conducted an extensive examination of our company and developed a restructuring initiative. This initiative included a reduction in personnel, staff leverage, expense reductions and additional controls over spending, reorganization of sales teams and a realignment of research and development priorities. We incurred total costs of approximately $67.0 million in connection with this initiative. This total included a contract termination payment paid to Depomed, Inc. in October of 2007 of approximately $29.7 million. We made additional cash payments of $22.2 million during the first quarter of 2008 primarily related to employee termination costs. For additional information, please see Note 25, "Restructuring Activities," in Part IV, Item 15(a)(1), "Financial Statements."

Rochester Facility

In October 2007, we sold our Rochester, Michigan sterile manufacturing facility, some of our legacy products that are manufactured there and the related contract manufacturing business to JHP for $91.7 million, less fees of $5.4 million. We retained our stand-alone Bicillin (sterile penicillin products) manufacturing facility which is also located in Rochester, Michigan. For additional information, please see Note 9, "Acquisitions, Dispositions, Co-Promotions and Alliances," in Part IV, Item 15(a)(1), "Financial Statements."

Avinza®

In September 2006, we entered into a definitive asset purchase agreement and related agreements with Ligand to acquire rights to Avinza® (morphine sulfate long-acting). Avinza® is a long-acting formulation of morphine and is indicated as a once-daily treatment for moderate to severe pain in patients who require continuous opioid therapy for an extended period of time.

As part of the transaction, we have agreed to pay Ligand an ongoing royalty and assume payment of Ligand's royalty obligations to third parties. We paid Ligand a royalty of 15% of net sales of Avinza® until October 2008. Subsequent royalty payments to Ligand are based upon calendar year net sales of Avinza® as follows:

- If calendar year net sales are less than $200.0 million, the royalty payment will be 5% of all net sales.
- If calendar year net sales are greater than $200.0 million, then the royalty payment will be 10% of all net sales up to $250.0 million, plus 15% of net sales greater than $250.0 million.

Other

In June 2000, we entered into a Co-Promotion Agreement with Wyeth to promote Altace® in the United States and Puerto Rico through October 29, 2008, with possible extensions as outlined in the Co-Promotion Agreement. Under the agreement, Wyeth paid an upfront fee to us of $75.0 million. In connection with the Co-Promotion Agreement, we agreed to pay Wyeth a promotional fee based on annual net sales of Altace®. In July 2006, we entered into an Amended Co-Promotion Agreement with

Wyeth regarding Altace®. Effective January 1, 2007, we assumed full responsibility for selling and marketing Altace®. We have paid or will pay Wyeth a reduced annual fee as follows:

- For 2006, 15% of Altace® net sales up to $165.0 million, 42.5% of Altace® net sales in excess of $165.0 million and less than or equal to $465.0 million, and 52.5% of Altace® net sales that are in excess of $465.0 million and less than or equal to $585.0 million.
- For 2007, 30% of Altace® net sales, with the fee not to exceed $178.5 million.
- For 2008, 22.5% of Altace® net sales, with the fee not to exceed $134.0 million.
- For 2009, 14.2% of Altace® net sales, with the fee not to exceed $84.5 million.
- For 2010, 25% of Altace® net sales, with the fee not to exceed $5.0 million.

The annual fee is accrued quarterly based on a percentage of Altace® net sales at a rate equal to the expected relationship of the expected fee for the year to applicable expected Altace® net sales for the year.

In March 2006, we acquired the exclusive right to market, distribute and sell EpiPen® throughout Canada and certain other assets from Allerex Laboratory LTD ("Allerex"). Under the terms of the agreements, the initial purchase price was approximately $23.9 million, plus acquisition costs of approximately $0.7 million. As an additional component of the purchase price, we pay Allerex an earn-out equal to a percentage of future sales of EpiPen® in Canada over a fixed period of time. As these additional payments accrue, we increase intangible assets by the amount of the accrual. As of December 31, 2009, we have incurred a total of $12.0 million for these earn-out payments. The aggregate amount of these payments will not exceed $13.2 million.

In December 2005, we entered into a cross-license agreement with Mutual. Under the terms of the agreement, each of the parties has granted the other a worldwide license to certain intellectual property, including patent rights and know-how, relating to metaxalone. As of January 1, 2006, we began paying royalties on net sales of products containing metaxalone to Mutual. This royalty increased in the fourth quarter of 2006 and the second quarter of 2009 due to the achievement of certain milestones. The royalty percentage we pay to Mutual is currently in the low double-digits and could potentially increase by an additional 10% depending on the achievement of certain regulatory and commercial milestones in the future. In the event certain specified net sales levels are not achieved, the royalty could be reduced to a lower double-digit or single-digit rate. No increases in the royalty rate are presently anticipated. The royalty we pay to Mutual is in addition to the royalty we pay to Elan Corporation, plc ("Elan") on our current formulation of metaxalone, Skelaxin®.

During the fourth quarter of 2005, we entered into a strategic alliance with Pain Therapeutics to develop and commercialize Remoxy® and other opioid painkillers. Under the strategic alliance, we made an upfront cash payment of $150.0 million in December 2005 and made a milestone payment of $5.0 million in July 2006 to Pain Therapeutics. In August 2008, we made milestone payments totaling $20.0 million. In addition, we may pay additional milestone payments of up to $125.0 million in cash based on the successful clinical and regulatory development of Remoxy® and other opioid products. This amount includes $15.0 million upon FDA approval of Remoxy®. In March 2009, we exercised rights under our Collaboration Agreement with Pain Therapeutics and assumed sole control and responsibility for the development of Remoxy®. This includes all communications with the FDA regarding Remoxy® and ownership of the Remoxy® NDA. We are responsible for research and development expenses related to this alliance subject to certain limitations set forth in the agreement. After regulatory approval and commercialization of Remoxy® or other products developed through this alliance, we will pay a royalty of 15% of the cumulative net sales up to $1.0 billion and 20% of the cumulative net sales over $1.0 billion.

Patent Challenges

Certain generic companies have challenged patents on Skelaxin®, Avinza®, and EpiPen®. For additional information, please see Note 19, "Commitments and Contingencies," in Part IV, Item 15(a)(1), "Financial Statements." If a generic version of Skelaxin®, Avinza®, or EpiPen® enters the market, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Cash Flows

Operating Activities

	For the Years Ended December 31,		
	2009	2008	2007
	(In thousands)		
Net cash provided by operating activities	**$430,729**	$491,391	$672,649

Our net cash from operations was lower in 2009 than in 2008 primarily due to a decrease in net sales of several key branded prescription pharmaceutical products. While net sales increased from 2008 to 2009, gross margins decreased due to a change in the composition of net sales. The branded prescription pharmaceutical segment net sales decreased, while net sales in the Meridian Auto-Injector and Animal Health segments increased. Our branded prescription pharmaceutical segment has higher gross margins than our other segments. The decrease in net sales in the branded prescription pharmaceutical segment was partially offset by a decrease in co-promotion fees.

Our net cash from operations was lower in 2008 than in 2007 primarily due to a decrease in net sales of branded prescription pharmaceutical products. Branded prescription pharmaceutical product net sales decreased in 2008 from 2007 primarily as a result of a competitor entering the market in December 2007 and additional competitors entering the market in June 2008 with generic substitutes for Altace®. The decrease in net sales was partially offset by a decrease in selling, general and administration expenses and co-promotion fees. Our net cash flows from operations in 2007 include a payment of $50.1 million resulting from a binding arbitration proceeding with Elan in 2006.

Please see the section entitled "Operating Results" for a discussion of net sales, selling, general and administrative expenses and co-promotion fees.

We expect net cash flows from operations will decrease in 2010, primarily due to the anticipated payment of $42.5 million, plus accrued interest beginning from October 1, 2009 at a rate 3.125% per annum, to the DOJ. For additional information related to the DOJ settlement, please see Note 19, "Commitments and Contingencies," in Part IV, Item 15(a)(1), "Financial Statements."

The following table summarizes the changes in operating assets and liabilities and deferred taxes for the periods ending December 31, 2009, 2008 and 2007 and the resulting cash provided by (used in) operating activities:

	For the Years Ended December 31,		
	2009	2008	2007
	(In thousands)		
Accounts receivable, net of allowance	**$ 34,279**	$ 37,956	$ 80,106
Inventories	**34,863**	22,785	55,056
Prepaid expenses and other current assets	**1,231**	16,785	(43,555)
Accounts payable	**(56,916)**	9,673	(16,276)
Accrued expenses and other liabilities	**(75,513)**	(180,960)	(33,408)
Income taxes payable	**(15,932)**	24,713	(9,009)
Deferred revenue	**(4,680)**	(4,680)	(4,680)
Other assets	**10,296**	27,078	(3,470)
Deferred taxes	**46,553**	37,313	(91,229)
Total changes from operating assets and liabilities and deferred taxes	**$(25,819)**	$ (9,337)	$(66,465)

The significant decrease in accounts receivable at December 31, 2007 from December 31, 2006 is primarily due to the timing of sales within the year. Gross sales in December 2007 and December 2006 were $124.7 million and $189.7 million, respectively. Sales to our three major pharmaceutical wholesale customers represented approximately 75% of total gross sales in 2007. The timing of orders from these customers can vary within a quarter and can have a material effect on our accounts receivable balance and cash flows from operations.

Investing Activities

	For the Years Ended December 31,		
	2009	2008	2007
	(In thousands)		
Net cash provided by (used in) investing activities	**$94,219**	$(156,110)	$(776,251)

Our cash flows from investing activities for 2009 were primarily due to proceeds from the sale of debt securities of $129.1 million and proceeds related to the sale of Kadian® of $84.8 million, partially offset by payments made in connection with our acquisition of Alpharma of $70.2 million and capital expenditures of $38.8 million.

During 2008, we used cash of approximately $1.557 billion, offset by $532.6 million of cash acquired, for the acquisition of Alpharma. Net sales of our investments in debt securities provided cash of $927.9 million during 2008. We incurred capital expenditures of $57.5 million during 2008.

Investing activities in 2007 include the acquisition of Avinza® for $296.4 million, purchases of product rights and intellectual property for $98.9 million and net investments in debt securities of $454.8 million. Capital expenditures during 2007 totaled $49.6 million, which included property, plant and equipment purchases, building improvements for facility upgrades and costs associated with improving our production capabilities. These payments were partially offset by the collection of the loan to Ligand in the amount of $37.8 million and the net proceeds received of $86.3 million from the sale of the Company's Rochester, Michigan sterile manufacturing facility.

We anticipate capital expenditures for the year ending December 31, 2010 of approximately $50 million to $55 million, which we expect to fund with cash from operations. The principal capital expenditures are anticipated to include costs associated with the preparation of our facilities to manufacture new products as they emerge from our research and development pipeline.

Financing Activities

	For the Years Ended December 31,		
	2009	2008	2007
	(In thousands)		
Net cash (used in) provided by financing activities	**$(922,552)**	$584,922	$9,834

Our cash flows used in financing activities for 2009 were primarily related to payments on long-term debt, which included $385.2 million related to Alpharma's convertible debt, $332.7 million related to our Revolving Credit Facility and $200.0 million related to our Term Facility.

Our cash flows from financing activities for 2008 were primarily related to $425.0 million in proceeds from the Revolving Credit Facility and $192.0 million in proceeds from the Term Facility partially offset by $30.0 million in debt issuance costs and $2.0 million related to activities associated with our stock compensation plans, including the exercise of employee stock options.

Our cash flows from financing activities for 2007 were primarily related to activities associated with our stock compensation plans, including the exercise of employee stock options.

Certain Indebtedness and Other Matters

Convertible Senior Notes

The Convertible Senior Notes, issued in 2006, are unsecured obligations and are guaranteed by each of our domestic subsidiaries on a joint and several basis. The Convertible Senior Notes accrue interest at an initial rate of 1¼%. Beginning with the six-month interest period that commences on April 1, 2013, we will pay additional interest during any six-month interest period if the average trading price of the Convertible Senior Notes during the five consecutive trading days ending on the second trading day immediately preceding the first day of such six-month period equals 120% or more of the principal amount of the Convertible Senior Notes. Interest is payable on April 1 and October 1 of each year.

On or after April 5, 2013, we may redeem for cash some or all of the Convertible Senior Notes at any time at a price equal to 100% of the principal amount of the Convertible Senior Notes to be redeemed, plus any accrued and unpaid interest, and liquidated damages, if any, up to but excluding the date fixed for redemption. Holders may require us to purchase for cash some or all of their Convertible Senior Notes on April 1, 2013, April 1, 2016 and April 1, 2021, or upon the occurrence of a fundamental change, at 100% of the principal amount of the Convertible Senior Notes to be purchased, plus any accrued and unpaid interest, and liquidated damages, if any, up to but excluding the purchase date.

Senior Secured Revolving Credit Facility

On April 19, 2007, we entered into a new $475.0 million five-year Revolving Credit Facility, as amended on December 5, 2008. The Revolving Credit Facility matures in April 2012 or in September 2011 if the Convertible Senior Notes have not been refinanced.

In connection with our acquisition of Alpharma on December 29, 2008, we borrowed $425.0 million in principal. As of December 31, 2009, $92.3 million was outstanding under the Revolving Credit Facility.

During 2010, all borrowings under the Revolving Credit Facility were fully paid, and as of February 25, 2010, there were no outstanding borrowings under the Revolving Credit Facility and letters of credit totaled $2.9 million.

In connection with the borrowings, we incurred approximately $22.2 million of deferred financing costs that are being amortized ratably from the date of the borrowing through the maturity date.

As discussed above, we have repaid our borrowings under the Revolving Credit Facility. Should we undertake future borrowings under the Revolving Credit Facility, the credit commitments would be automatically and permanently reduced on a quarterly basis; however, these commitments would not be reduced in any event below $150.0 million. Additionally, we would have the right, without penalty (other than customary breakage costs), to prepay any borrowing under the Revolving Credit Facility and, subject to certain conditions, we could be required to make mandatory prepayments. For additional information, please see the discussion in the section titled "Liquidity and Capital Resources—Senior Secured Revolving Credit Facility" above.

Our borrowings under the Revolving Credit Facility bear interest at annual rates that, at our option, will be either:

- a base rate generally defined as the sum of (i) the greater of (a) the prime rate of Credit Suisse and (b) the federal funds effective rate plus 0.5% and (ii) 4.0%; or
- an adjusted rate generally defined as the sum of (i) the product of (a) LIBOR (by reference to the British Banking Association Interest Settlement Rates) and (b) a fraction, the numerator of which is one and the denominator of which is the number one minus certain maximum statutory reserves for Eurocurrency liabilities and (ii) 5.0%.

Interest on our borrowings is payable quarterly, in arrears, for base rate loans and at the end of each interest rate period (but not less often than quarterly) for LIBO rate loans. We are required to pay an unused commitment fee on the difference between committed amounts and amounts actually borrowed under the Revolving Credit Facility equal to 0.5% per annum. We are required to pay a letter of credit participation fee based upon the aggregate face amount of outstanding letters of credit equal to 5.0% per annum.

The Revolving Credit Facility requires us to meet certain financial tests, including, without limitation:

- maintenance of maximum funded debt to consolidated EBITDA ratios that range from 1.50:1 to 3.25:1 (depending on dates and the occurrence of certain events relating to certain patents); and
- maintenance of minimum consolidated EBITDA to interest expense ratios that range from 3.75:1 to 4.00:1 (depending on dates and the occurrence of certain events relating to certain patents).

As of December 31, 2009 and throughout 2009, we were in compliance with these covenants.

In addition, the Revolving Credit Facility contains certain covenants that, among other things, restrict additional indebtedness, liens and encumbrances, sale and leaseback transactions, loans and investments, acquisitions, dividends and other restricted payments, transactions with affiliates, asset dispositions, mergers and consolidations, prepayments, redemptions and repurchases of other indebtedness, capital expenditures and other matters customarily restricted in such agreements. The Revolving Credit Facility contains customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other material indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, certain ERISA events, judgments in excess of specified amounts, certain impairments to the guarantees, and change in control.

The Revolving Credit Facility requires us to pledge as collateral substantially all of our assets, including 100% of the equity of our U.S. subsidiaries and 65% of the equity of any material foreign subsidiaries. Our obligations under this facility are unconditionally guaranteed on a senior basis by all of our U.S. subsidiaries.

The Revolving Credit Facility and the Term Facility require us to maintain hedging agreements that will fix the interest rates on 50% of our outstanding long-term debt beginning 90 days after the amendment to the facility for a period of not less than two years. Accordingly, in March 2009, we entered into an interest rate swap with an aggregate notional amount of $112.5 million which was designated as a cash flow hedge of the overall variability of cash flows. As a result of the reduction of our variable rate long-term debt beginning in the third quarter of 2009, greater than 50% of our outstanding long-term debt was at fixed rates and, therefore, an interest rate swap is no longer required. In September 2009, we terminated the interest rate swap for $0.8 million and recognized the cost in interest expense during the third quarter 2009.

Senior Secured Term Facility

On December 29, 2008, we entered into a $200.0 million term loan credit agreement, comprised of a four-year senior secured term loan facility with a maturity date of December 28, 2012 or in September 2011 if the Convertible Senior Notes have not been refinanced. We borrowed $200.0 million under the Term Facility and received proceeds of $192.0 million, net of the discount at issuance. During 2009, we made payments of $200.0 million on the Term Facility, completing our repayment obligations under the facility.

In connection with the borrowings, we incurred approximately $8.7 million of deferred financing costs that were fully amortized ratably from the date of the borrowing based on our repayments.

For additional information, please see the discussion in the section titled "Liquidity and Capital Resources—Senior Secured Term Facility" above.

Prior to our completing repayment of the Term Facility, it required us to meet certain financial tests, including, without limitation:

- maintenance of maximum funded debt to consolidated EBITDA ratios that range from 1.50:1 to 3.25:1 (depending on dates and the occurrence of certain events relating to certain patents); and
- maintenance of minimum consolidated EBITDA to interest expense ratios that range from 3.75:1 to 4.00:1 (depending on dates and the occurrence of certain events relating to certain patents).

For the period during 2009 that we had borrowings outstanding under the Term Facility, we were in compliance with these covenants.

In addition, the Term Facility contained certain covenants that, among other things, restricted additional indebtedness, liens and encumbrances, sale and leaseback transactions, loans and investments, acquisitions, dividends and other restricted payments, transactions with affiliates, asset dispositions, mergers and consolidations, prepayments, redemptions and repurchases of other indebtedness, capital expenditures and other matters customarily restricted in such agreements. The Term Facility contained customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other material indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, certain ERISA events, judgments in excess of specified amounts, certain impairments to the guarantees, and change in control.

The Term Facility required us to pledge as collateral substantially all of our assets, including 100% of the equity of our U.S. subsidiaries and 65% of the equity of any material foreign subsidiaries. Our obligations under this facility were unconditionally guaranteed on a senior basis by all of our U.S. subsidiaries.

Alpharma Convertible Senior Notes

At the time of our acquisition of Alpharma, Alpharma had $300.0 million of Convertible Senior Notes outstanding (the "Alpharma Notes"). The Alpharma Notes were convertible into shares of Alpharma's Class A common stock at an initial conversion rate of 30.6725 Alpharma common shares per $1,000 principal amount. The conversion rate of the Alpharma Notes was subject to adjustment upon the direct or indirect sale of all or substantially all of Alpharma's assets or more than 50% of the outstanding shares of the Alpharma common stock to a third party (a "Fundamental Change"). In the event of a Fundamental Change, the Alpharma Notes included a make-whole provision that adjusted the conversion rate by a predetermined number of additional shares of Alpharma's common stock based on (1) the effective date of the Fundamental Change and (2) Alpharma's common stock market price as of the effective date. The acquisition of Alpharma by us was a Fundamental Change. As a result, Alpharma Notes converted in connection with the acquisition were entitled to be converted at an increased rate of 34.7053 Alpharma common shares, at the acquisition price of $37 per share, per $1,000 principal amount of the Alpharma Notes at a date no later than 35 trading days after the occurrence of the Fundamental Change.

During the first quarter of 2009, we paid $385.2 million to redeem the Alpharma Notes.

Impact of Inflation

We have experienced only moderate raw material and labor price increases in recent years. In general, the price increases we have passed along to our customers have offset inflationary pressures.

Critical Accounting Policies and Estimates

We have chosen accounting policies that we believe are appropriate to accurately and fairly report our operating results and financial position, and apply those accounting policies in a consistent manner.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant estimates for which it is reasonably possible that a material change in estimate could occur in the near term include forecasted future cash flows used in testing for impairments of intangible and tangible assets and loss accruals for excess inventory and fixed purchase commitments under our supply contracts. Forecasted future cash flows in particular require considerable judgment and are subject to inherent imprecision. In the case of impairment testing, changes in estimates of future cash flows could result in a material impairment charge and, whether they result in an immediate impairment charge, could result prospectively in a reduction in the estimated remaining useful life of tangible or intangible assets, which could be material to the financial statements.

Other significant estimates include accruals for Medicaid, Medicare, and other rebates, returns and chargebacks, allowances for doubtful accounts, the fair value of our investments in debt securities, and estimates used in applying the revenue recognition policy.

We are subject to risks and uncertainties that may cause actual results to differ from the related estimates, and our estimates may change from time to time in response to actual developments and new information.

The significant accounting estimates that we believe are important to aid in fully understanding our reported financial results include the following:

- *Intangible assets, goodwill, and other long-lived assets.* When we acquire product rights in conjunction with either business or asset acquisitions, we allocate an appropriate portion of the purchase price to intangible assets, goodwill and other long-lived assets. The purchase price is allocated to products, acquired research and development, if any, and other intangibles using the assistance of valuation consultants. We estimate the useful lives of the assets by factoring in the characteristics of the products such as: patent protection, competition by products prescribed for similar indications, estimated future introductions of competing products, and other issues. The factors that drive the estimate of the life of the asset are inherently uncertain. We use a straight-line method of amortization for our intangible assets.

We review our property, plant and equipment and intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. We review our goodwill for possible impairment annually, during the first quarter, or whenever events or circumstances indicate that the carrying amount may not be recoverable. In any event, we evaluate the remaining useful lives of our intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. This evaluation is performed through our quarterly evaluation of intangibles for impairment. We review our intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. In evaluating goodwill for impairment, we estimate the fair value of our individual business reporting units on a discounted cash flow basis. Assumptions and estimates used in the evaluation of impairment may affect the carrying value of long-lived assets, which could result in impairment charges in future periods. Such assumptions include projections of future cash flows and, in some cases, the current fair value of the asset. In addition, our depreciation and amortization policies reflect judgments on the estimated useful lives of assets.

We may incur impairment charges in the future if prescriptions for, or sales of, our products are less than current expectations and result in a reduction of our estimated undiscounted future cash flows. This may be caused by many factors, including competition from generic substitutes, significant delays in the manufacture or supply of materials, the publication of negative results of studies or clinical trials, new legislation or regulatory proposals.

The gross carrying amount and accumulated amortization as of December 31, 2009 are as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Book Value
		(In thousands)	
Branded Prescription Pharmaceuticals			
Avinza®	$ 289,296	$ 75,597	$213,699
Skelaxin®	287,207	244,823	42,384
Sonata®	61,961	61,961	—
Flector® Patch	130,000	11,818	118,182
Neuroscience	768,464	394,199	374,265
Synercid®	70,959	47,888	23,071
Other hospital	8,442	6,732	1,710
Hospital	79,401	54,620	24,781
Bicillin®	92,350	34,972	57,378
Other legacy products	324,035	280,536	43,499
Legacy products	416,385	315,508	100,877
Total Branded	1,264,250	764,327	499,923
Animal Health	170,000	9,633	160,367
Meridian Auto-Injector	183,249	49,621	133,628
Royalties and other	3,731	3,510	221
Total intangible assets	$1,621,230	$827,091	$794,139

The amounts of impairments and amortization expense for the years ended December 31, 2009 and 2008 are as follows:

	For the Years Ended December 31,			
	2009		2008	
	Impairments	**Amortization Expense**	Impairments	Amortization Expense
	(In thousands)			
Branded Prescription Pharmaceuticals				
Avinza®	**$ —**	**$ 26,664**	$ —	$ 26,553
Skelaxin®	**—**	**82,949**	—	23,620
Sonata®	**—**	**—**	—	315
Flector® Patch	**—**	**11,818**	—	—
Neuroscience	**—**	**121,431**	—	50,488
Synercid®	**—**	**5,937**	39,630	7,731
Other hospital	**—**	**305**	—	304
Hospital	**—**	**6,242**	39,630	8,035
Bicillin®	**—**	**3,702**	—	3,702
Altace®	**—**	**—**	—	29,687
Other legacy products	**—**	**5,719**	1,251	11,937
Legacy products	**—**	**9,421**	1,251	45,326
Total Branded	**—**	**137,094**	40,881	103,849
Animal Health	**—**	**9,633**	—	—
Meridian Auto-Injector	**—**	**8,340**	—	7,860
Royalties and other	**—**	**333**	—	737
Total	**$ —**	**$ 155,400**	$40,881	$112,446

The remaining amortization periods for significant branded prescription pharmaceutical products are as follows:

	Remaining Life at December 31, 2009
Skelaxin®	6 months
Avinza®	7 years, 11 months
Flector® Patch	10 years
Synercid®	4 years
Bicillin®	15 years, 6 months

- *Inventories.* Our inventories are valued at the lower of cost or market value. We evaluate our entire inventory for short-dated or slow-moving product and inventory commitments under supply agreements based on projections of future demand and market conditions. For those units in inventory that are so identified, we estimate their market value or net sales value based on current realization trends. If the projected net realizable value is less than cost, on a product basis, we make a provision to reflect the lower value of that inventory. This methodology recognizes projected inventory losses at the time such losses are evident rather than at the time goods are actually sold. We maintain supply agreements with some of our vendors which contain minimum purchase requirements. We estimate future inventory requirements based on current facts and trends. Should our minimum purchase requirements under supply agreements, or if our estimated future inventory requirements exceed actual inventory quantities that we will be able to sell to our customers, we record a charge in costs of revenues.
- *Accruals for rebates, returns and chargebacks.* We establish accruals for returns, chargebacks, Medicaid, Medicare and commercial rebates in the same period we recognize the related sales. The accruals reduce revenues and are included in accrued expenses. At the time a rebate or chargeback payment is made or a product return is

received, which occurs with a delay after the related sale, we record a reduction to accrued expenses and, at the end of each quarter, adjust accrued expenses for differences between estimated and actual payments. Due to estimates and assumptions inherent in determining the amount of returns, chargebacks and rebates, the actual amount of product returns and claims for chargebacks and rebates may be different from our estimates.

Our product returns accrual is primarily based on estimates of future product returns over the period during which customers have a right of return which is in turn based in part on estimates of the remaining shelf life of our products when sold to customers. Future product returns are estimated primarily on historical sales and return rates. We also consider the level of inventory of our products in the distribution channel. We base our estimate of our Medicaid rebate, Medicare rebate and commercial rebate accruals on estimates of usage by rebate-eligible customers, estimates of the level of inventory of our products in the distribution channel that remain potentially subject to those rebates, and the terms of our commercial and regulatory rebate obligations. We base our estimate of our chargeback accrual on our estimates of the level of inventory of our products in the distribution channel that remain subject to chargebacks, and specific contractual and historical chargeback rates. The estimate of the level of our products in the distribution channel is based primarily on data provided by our three key wholesalers under inventory management agreements.

Our accruals for returns, chargebacks and rebates are adjusted as appropriate for specific known developments that may result in a change in our product returns or our rebate and chargeback obligations. In the case of product returns, we monitor demand levels for our products and the effects of the introduction of competing products and other factors on this demand. When we identify decreases in demand for products or experience higher than historical rates of returns caused by unexpected discrete events, we further analyze these products for potential additional supplemental reserves.

- *Investments in debt securities.* Prior to the end of the first quarter of 2008 we invested in debt securities. Tax-exempt auction rate securities are long-term variable rate bonds tied to short-term interest rates that are reset through an auction process generally every seven, 28 or 35 days. On February 11, 2008, we began to experience auction failures with respect to our investments in auction rate securities. All of our investments in auction rate securities have experienced multiple failed auctions. We will not be able to liquidate these securities until a successful auction occurs, the issuer calls or restructures the underlying security, the underlying security matures or it is purchased by a buyer outside the auction process. Based on the frequency of auction failures and the lack of market activity, current market prices are not available for determining the fair value of these investments. As a result, we measure these investments using unobservable inputs.

The fair value of investments in debt securities is based on a trinomial discount model. This model considers the probability at the valuation date of three potential occurrences for each auction event through the maturity date of the security. The three potential outcomes for each auction are (i) successful auction/early redemption, (ii) failed auction and (iii) issuer default. Inputs in determining the probabilities of the potential outcomes include, but are not limited to, the security's collateral, credit rating, insurance, issuer's financial standing, contractual restrictions on disposition and the liquidity in the market. The fair value of each security is determined by summing the present value of the probability-weighted future principal and interest payments determined by the model. The discount rate is determined as the loss-adjusted required rate of return using public information such as spreads or near-risk-free to risk-free assets. The expected term is based on our estimate of future liquidity as of the balance sheet date.

- *Revenue recognition.* Revenue is recognized when title and risk of loss are transferred to customers, collection of sales is reasonably assured, and we have no further performance obligations. This is generally at the time products are received by the customer. Accruals for estimated returns, rebates and chargebacks, determined based on historical experience, reduce revenues at the time of sale and are included in accrued expenses. Medicaid and certain other governmental pricing programs involve particularly difficult interpretations of relevant statutes and regulatory guidance, which are complex and, in certain respects, ambiguous. Moreover, prevailing interpretations of these statutes and guidance can change over time. We launched Embeda® in late September 2009. We have recognized revenue on Embeda® in a manner consistent with our other products, as described above, which is generally at the time the product is received by the customer. We believe Embeda® has similar characteristics of certain of our other pharmaceutical products such that we can reliably estimate expected returns of the product. Royalty revenue is recognized based on a percentage of sales (namely, contractually agreed-upon royalty rates) reported by third parties. For additional information, please see Note 2, "Summary of Significant Accounting Policies," in Part IV, Item 15(a)(1), "Financial Statements."

Recently Issued Accounting Standards

For information regarding recently issued accounting standards, please see Note 24, "Recently Issued Accounting Standards," in Part IV, Item 15(a)(1), "Financial Statements."

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk for changes in the market values of some of our investments ("Investment Risk"), the effect of interest rate changes ("Interest Rate Risk") and the effect of changes in foreign currency exchange rates ("Foreign Currency Exchange Rate Risk"). At December 31, 2009 we held derivative financial instruments associated with the Convertible Senior Notes. At December 31, 2008, we had forward foreign exchange contracts which expired during 2009. The quantitative and qualitative disclosures about market risk are set forth below.

Investment Risk

We have marketable securities which are carried at fair value based on current market quotes. Gains and losses on securities are based on the specific identification method. For additional information related to our investment in debt securities, please see "Liquidity and Capital Resources" in Item 7 above.

Interest Rate Risk

The fair market value ("fair value") of long-term fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. In addition, the fair value of our convertible debentures is affected by our stock price. The estimated fair value of our total long-term fixed rate debt at December 31, 2009 was $364.0 million. Fair values were determined from available market prices, using current interest rates and terms to maturity. If interest rates were to increase or decrease by 1%, the fair value of our long-term debt would increase or decrease by approximately $12.7 million.

We are subject to interest rate risk on our variable rate debt as changes in interest rates could adversely affect earnings and cash flows. As of December 31, 2009, our variable rate debt totaled $92.3 million and a 1% change in interest rates would have an annualized pre-tax effect of $0.9 million in our consolidated statements of operations and cash flows as of December 31, 2009. While our variable-rate debt may impact earnings and cash flows as interest rates change, it is not subject to changes in fair value.

Foreign Currency Exchange Rate Risk

Foreign currency exchange rate movements create fluctuations in U.S. Dollar reported amounts of foreign subsidiaries whose local currencies are their respective functional currencies. Less than 10% of our revenues and net income are exposed to changes in foreign exchange rates. If the U.S. Dollar were to devalue against other currencies by 10%, the expected effect on our revenues and net income would be immaterial.

Consolidated Balance Sheets

As of December 31, 2009 and 2008

(In thousands, except share data)

	2009	2008
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 545,312**	$ 940,212
Investments in debt securities	**29,258**	6,441
Marketable securities	**2,100**	511
Accounts receivable, net of allowance of $3,401 and $4,713	**210,256**	245,070
Inventories	**182,291**	258,303
Deferred income tax assets	**83,675**	89,513
Income tax receivable	**16,091**	—
Prepaid expenses and other current assets	**60,860**	129,214
Total current assets	**1,129,843**	1,669,264
Property, plant and equipment, net	**391,839**	417,259
Intangible assets, net	**794,139**	934,219
Goodwill	**467,613**	450,548
Deferred income tax assets	**264,162**	269,116
Investments in debt securities	**218,608**	353,848
Other assets (includes restricted cash of $15,900 and $16,580)	**56,496**	122,826
Assets held for sale	**5,890**	11,500
Total assets	**$3,328,590**	$4,228,580
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 86,692**	$ 140,908
Accrued expenses	**320,992**	411,488
Income taxes payable	**—**	10,448
Short-term debt	**3,662**	5,230
Current portion of long-term debt	**85,550**	439,047
Total current liabilities	**496,896**	1,007,121
Long-term debt	**339,016**	877,638
Other liabilities	**123,371**	110,022
Total liabilities	**959,283**	1,994,781
Commitments and contingencies (Note 19)		
Shareholders' equity:		
Preferred stock, 15,000,000 shares authorized, no shares issued or outstanding	**—**	—
Common stock, no par value, 600,000,000 shares authorized, 248,444,711 and 246,487,232 shares issued and outstanding	**1,421,489**	1,391,065
Retained earnings	**963,620**	871,021
Accumulated other comprehensive (loss) income	**(15,802)**	(28,287)
Total shareholders' equity	**2,369,307**	2,233,799
Total liabilities and shareholders' equity	**$3,328,590**	$4,228,580

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Operations

For the Years Ended December 31, 2009, 2008 and 2007

(In thousands, except share data)

	2009	2008	2007
Revenues:			
Net sales	**$1,725,703**	$1,485,619	$2,054,293
Royalty revenue	**50,797**	79,442	82,589
Total revenues	**1,776,500**	1,565,061	2,136,882
Operating costs and expenses:			
Costs of revenues, exclusive of depreciation, amortization and impairments shown below	**622,764**	394,825	566,534
Selling, general and administrative, exclusive of co-promotion fees	**536,601**	408,955	511,303
Acquisition related costs	**6,733**	1,382	—
Co-promotion fees	**5,226**	37,065	179,731
Total selling, general and administrative	**548,560**	447,402	691,034
Research and development	**98,652**	145,173	149,425
Research and development—in process upon acquisition	—	598,500	35,310
Total research and development	**98,652**	743,673	184,735
Depreciation and amortization	**214,493**	151,477	174,348
Asset impairments	**4,510**	40,995	223,025
Restructuring charges	**51,167**	7,098	70,178
Total operating costs and expenses	**1,540,146**	1,785,470	1,909,854
Operating income (loss)	**236,354**	(220,409)	227,028
Other (expense) income:			
Interest income	**5,926**	36,970	42,491
Interest expense	**(88,223)**	(21,631)	(19,794)
Loss on investment	**(5,884)**	(7,451)	(11,591)
Other, net	**2,416**	(3,635)	223
Total other (expense) income	**(85,765)**	4,253	11,329
Income (loss) from continuing operations before income taxes	**150,589**	(216,156)	238,357
Income tax expense	**58,636**	125,880	62,888
Income (loss) from continuing operations	**91,953**	(342,036)	175,469
Discontinued operations:			
Loss from discontinued operations	—	—	(369)
Income tax benefit	—	—	(132)
Total loss from discontinued operations	—	—	(237)
Net income (loss)	**$ 91,953**	$ (342,036)	$ 175,232
Income (loss) per common share:			
Basic: Income (loss) from continuing operations	**$ 0.38**	$ (1.40)	$ 0.72
Income (loss) from discontinued operations	—	—	—
Net income (loss)	**$ 0.38**	$ (1.40)	$ 0.72
Diluted: Income (loss) from continuing operations	**$ 0.37**	$ (1.40)	$ 0.72
Income (loss) from discontinued operations	—	—	—
Net income (loss)	**$ 0.37**	$ (1.40)	$ 0.72

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Other Comprehensive Income (Loss)

For the Years Ended December 31, 2009, 2008 and 2007

(In thousands, except share data)

	Common Stock		Retained	Accumulated Other Comprehensive	
	Shares	Amount	Earnings	(Loss) Income	Total
Balance, December 31, 2006	**243,151,223**	**$1,322,730**	**$1,039,348**	**$ (282)**	**$2,361,796**
Comprehensive income:					
Net income	—	—	175,232	—	175,232
Reclassification of unrealized losses on marketable securities to earnings, net of tax of $377	—	—	—	615	615
Foreign currency translation	—	—	—	1,624	1,624
Total comprehensive income					177,471
Adoption of Financial Accounting Standards Board Interpretation No. 48	—	—	(1,523)	—	(1,523)
Stock-based award activity	2,786,486	38,454	—	—	38,454
Balance, December 31, 2007	**245,937,709**	**$1,361,184**	**$1,213,057**	**$ 1,957**	**$2,576,198**
Comprehensive income:					
Net loss	—	—	(342,036)	—	(342,036)
Net unrealized loss on investments in debt securities, net of taxes of $17,219	—	—	—	(28,092)	(28,092)
Foreign currency translation	—	—	—	(2,152)	(2,152)
Total comprehensive loss					(372,280)
Stock-based award activity	549,523	29,881	—	—	29,881
Balance, December 31, 2008	**246,487,232**	**$1,391,065**	**$ 871,021**	**$(28,287)**	**$2,233,799**
Comprehensive income:					
Net income	—	—	91,953	—	91,953
Reclassification of unrealized losses on investments in debt securities, net of taxes of $2,370	—	—	—	4,116	4,116
Net unrealized gain on marketable securities, net of tax of $600	—	—	—	989	989
Net unrealized gain on investments in debt securities, net of taxes of $5,671	—	—	—	9,568	9,568
Unrecognized loss on pension, net of taxes of $2,564	—	—	—	(4,151)	(4,151)
Foreign currency translation	—	—	—	2,609	2,609
Total comprehensive income					105,084
Adoption of FASB statement on other-than-temporary investments, net of taxes of $396	—	—	646	(646)	—
Stock-based award activity	1,957,479	30,424	—	—	30,424
Balance, December 31, 2009	**248,444,711**	**$1,421,489**	**$ 963,620**	**$(15,802)**	**$2,369,307**

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2009, 2008 and 2007

(In thousands)

	2009	2008	2007
Cash flows from operating activities of continuing operations:			
Net income (loss)	**$ 91,953**	$ (342,036)	$ 175,232
Income from discontinued operations	**—**	—	237
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**214,493**	151,477	174,348
Amortization of deferred financing costs and debt discounts	**52,520**	15,836	14,033
Deferred income taxes	**46,553**	37,313	(91,229)
Impairment of intangible assets and other non-cash charges	**41,938**	40,995	256,478
Loss on sale of assets	**—**	—	46,354
In-process research and development charges	**—**	598,500	35,310
Loss on investment	**5,884**	7,451	11,591
Other non-cash items, net	**13,837**	(6,009)	(2,121)
Stock-based compensation	**35,923**	34,514	27,652
Changes in operating assets and liabilities net of effects from acquisitions:			
Accounts receivable	**34,279**	37,956	80,106
Inventories	**34,863**	22,785	55,056
Prepaid expenses and other current assets	**1,231**	16,785	(43,555)
Other assets	**10,296**	27,078	(3,470)
Accounts payable	**(56,916)**	9,673	(16,276)
Accrued expenses and other liabilities	**(75,513)**	(180,960)	(33,408)
Deferred revenue	**(4,680)**	(4,680)	(4,680)
Income taxes	**(15,932)**	24,713	(9,009)
Net cash provided by operating activities of continuing operations	**430,729**	491,391	672,649
Cash flows from investing activities of continuing operations:			
Purchases of investments in debt securities	**—**	(279,175)	(2,744,575)
Proceeds from maturity and sale of investments in debt securities	**129,064**	1,207,080	2,289,780
Transfer (to)/from restricted cash	**680**	(100)	(512)
Acquisition of Alpharma, net of cash acquired	**(70,230)**	(1,024,761)	—
Purchases of property, plant and equipment	**(38,778)**	(57,455)	(49,602)
Purchases of product rights and intellectual property	**(3,269)**	(12,109)	(395,379)
Proceeds from the sale of Kadian®	**84,800**	—	—
Proceeds from sale of assets	**858**	10,410	86,287
Loan to Ligand	**—**	—	37,750
Forward foreign exchange contracts	**(8,906)**	—	—
Net cash provided by (used in) investing activities of continuing operations	**94,219**	(156,110)	(776,251)
Cash flows from financing activities of continuing operations:			
Proceeds from exercise of stock options, net	**1,869**	439	10,656
Net (payments) proceeds related to stock-based award activity	**(3,574)**	(2,441)	705
Proceeds from issuance of long-term debt	**—**	617,000	—
Payments on debt	**(919,534)**	—	—
Debt issuance costs	**(1,313)**	(30,076)	(1,527)
Net cash (used in) provided by financing activities of continuing operations	**(922,552)**	584,922	9,834
Effect of exchange rate changes on cash	**2,704**	—	—
(Decrease) increase in cash and cash equivalents	**(394,900)**	920,203	(93,768)
Cash and cash equivalents, beginning of year	**940,212**	20,009	113,777
Cash and cash equivalents, end of year	**$ 545,312**	$ 940,212	$ 20,009
Supplemental disclosure of cash paid for: Interest	**$ 32,613**	$ 5,985	$ 6,047
Supplemental disclosure of cash paid for: Taxes	**$ 16,368**	$ 69,207	$ 171,924

The accompanying notes are an integral part of the consolidated financial statements.

1. The Company

King Pharmaceuticals, Inc. ("King" or the "Company") is a vertically integrated pharmaceutical company that performs basic research and develops, manufactures, markets and sells branded prescription pharmaceutical products and animal health products. King markets its branded prescription pharmaceutical products, primarily through a dedicated sales force, to general/family practitioners, internal medicine physicians, neurologists, pain specialists, surgeons and hospitals across the United States and in Puerto Rico. The Company's animal health products are primarily marketed through a staff of trained sales and technical service and marketing employees, many of whom are veterinarians and nutritionists. Sales offices are located in the U.S., Europe, Canada, Mexico, South America and Asia. Elsewhere, the Company's animal health products are sold primarily through the use of distributors and other third-party sales companies. Through a team of internal sales professionals, the Company markets a portfolio of acute care auto-injector products to the pre-hospital emergency services market, which includes U.S. federal, state and local governments, public health agencies, emergency medical personnel and first responders and approved foreign governments. The Company is also the exclusive manufacturer and supplier of a commercial auto-injector which is sold worldwide by a third party, except in Canada, where the Company markets, distributes and sells the product. In addition, the Company receives royalties from the rights to certain products (including Adenoscan®) previously licensed.

These consolidated financial statements include the accounts of King and all of its wholly-owned subsidiaries. See Note 9. All intercompany transactions and balances have been eliminated in consolidation.

Discontinued operations in these consolidated financial statements represent the effect of the Prefest® and Nordette® product rights, which the Company divested in 2004.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant estimates for which it is reasonably possible that a material change in estimate could occur in the near term include forecasted future cash flows used in testing for impairments of intangible and tangible assets and loss accruals for excess inventory and fixed purchase commitments under the Company's supply contracts. Forecasted future cash flows in particular require considerable judgment and are subject to inherent imprecision. In the case of impairment testing, changes in estimates of future cash flows could result in an immediate material impairment charge and, whether they result in an impairment charge, could result prospectively in a reduction in the estimated remaining useful life of tangible or intangible assets, which could be material to the financial statements.

Other significant estimates include accruals for Medicaid, Medicare and commercial rebates; returns; chargebacks; allowances for doubtful accounts; the fair value of our investments in debt securities; and estimates used in applying the revenue recognition policy. Reserves for returns; chargebacks; Medicaid, Medicare and commercial rebates each use the estimate of the level of inventory of the Company's branded prescription pharmaceutical products in the distribution channel at the end of the period. The estimate of the level of inventory of the Company's branded prescription pharmaceutical products in the distribution channel is based primarily on data provided by our three key wholesalers under inventory management agreements.

The Company is subject to risks and uncertainties that may cause actual results to differ from the related estimates, and the Company's estimates may change from time to time in response to actual developments and new information.

Revenue Recognition

Revenue is recognized when title and risk of loss are transferred to customers, collection of sales is reasonably assured, and the Company has no further performance obligations. This is generally at the time products are received by the customer. Accruals for estimated discounts, returns, rebates and chargebacks that are determined based on historical experience, reduce revenues at the time of sale and are included in accrued expenses. Royalty revenue is recognized based on a percentage of sales (namely, contractually agreed-upon royalty rates) reported by third parties.

Intangible Assets and Goodwill

Intangible assets, which primarily include acquired product rights, trademarks, tradenames and patents, are stated at cost, net of accumulated amortization. Amortization is computed over the estimated useful lives, ranging from one to forty years, using primarily the straight-line method. The Company estimates the useful lives of the assets by factoring in the characteristics of the products such as: patent protection, competition by products prescribed for similar indications, estimated future introductions of competing products, and other factors. The Company evaluates the remaining useful lives of intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. This evaluation is performed through the quarterly evaluation of intangibles for impairment. The Company reviews its intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. In evaluating goodwill for impairment, the Company estimates fair value of the Company's individual business reporting units on a discounted cash flow basis. Assumptions and estimates used in the evaluation of impairment may affect the carrying value of long-lived assets, which could result in impairment charges in future periods. Such assumptions include projections of future cash flows and, in some cases, the current fair value of the asset. In addition, the Company's amortization policies reflect judgments on the estimated useful lives of assets.

Accruals for Rebates, Returns, and Chargebacks

The Company establishes accruals for returns; chargebacks; and commercial, Medicare and Medicaid rebate obligations in the same period it recognizes the related sales. The accruals reduce revenues and are included in accrued expenses. At the time a rebate or chargeback payment is made or a product return is received, which occurs with a delay after the related sale, the Company records a reduction to accrued expenses and, at the end of each quarter, adjusts accrued expenses for differences between estimated and actual payments. Due to estimates and assumptions inherent in determining the amount of returns, chargebacks and rebates, the actual amount of product returns and claims for chargeback and rebates may differ from the Company's estimates.

The Company's product returns accrual is primarily based on estimates of future product returns over the period during which customers have a right of return, which is, in turn, based in part on estimates of the remaining shelf-life of our products when sold to customers. Future product returns are estimated primarily based on historical sales and return rates. The Company launched Embeda® in late September 2009. The Company has recognized revenue on Embeda® in a manner consistent with our other products, as described above, which is generally at the time the product is received by the customer. The Company believes Embeda® has similar characteristics of certain of our other pharmaceutical products such that it can reliably estimate expected returns of the product. The Company estimates its commercial, Medicare and Medicaid rebate accruals based on estimates of utilization by rebate-eligible customers, estimates of the level of inventory of its products in the distribution channel that remain potentially subject to those rebates, and the terms of its commercial, Medicare and Medicaid rebate obligations. The Company estimates its chargeback accrual based on its estimates of the level of inventory of its products in the distribution channel that remain subject to chargebacks, and specific contractual and historical chargeback rates. The estimate of the level of our branded prescription pharmaceutical products in the distribution channel is based primarily on data provided by our three key wholesalers under inventory management agreements.

The Company's accruals for returns, chargebacks and rebates are adjusted as appropriate for specific known developments that may result in a change in its product returns or its rebate and chargeback obligations. In the case of product returns, the Company monitors demand levels for its products and the effects of the introduction of competing products and other factors on this demand. When the Company identifies decreases in demand for products or experiences higher than historical rates of returns caused by unexpected discrete events, it further analyzes these products for potential additional supplemental reserves.

Shipping and Handling Costs

The Company incurred $14,600, $2,884, and $3,527 in 2009, 2008, and 2007, respectively, related to third-party shipping and handling costs classified as selling, general and administrative expenses in the consolidated statements of operations. The Company does not bill customers for such costs.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company's cash and cash equivalents include institutional money market funds.

Restricted Cash

Cash escrowed for a specific purpose is designated as restricted cash.

Investments in Debt Securities

The Company had invested in debt securities prior to the end of the first quarter of 2008. Tax-exempt auction rate securities are long-term variable rate bonds tied to short-term interest rates that are reset through an auction process generally every seven, 28 or 35 days. On February 11, 2008, the Company began to experience auction failures with respect to its investments in auction rate securities. In the event of an auction failure, the interest rate on the security is reset according to the contractual terms in the underlying indenture. The Company will not be able to liquidate these securities until a successful auction occurs, the issuer calls or restructures the underlying security, the underlying security matures or it is purchased by a buyer outside the auction process. Based on the frequency of auction failures and the lack of market activity, current market prices are not available for determining the fair value of these investments. As a result, the Company measures these investments using unobservable inputs.

The fair value of investments in debt securities is based on a trinomial discount model. This model considers the probability at the valuation date of three potential occurrences for each auction event through the maturity date of the security. The three potential outcomes for each auction are (i) successful auction/early redemption, (ii) failed auction and (iii) issuer default. Inputs in determining the probabilities of the potential outcomes include, but are not limited to, the security's collateral, credit rating, insurance, issuer's financial standing, contractual restrictions on disposition and the liquidity in the market. The fair value of each security is determined by summing the present value of the probability-weighted future principal and interest payments determined by the model. The discount rate is determined as the loss-adjusted required rate of return using public information such as spreads or near-risk free to risk free assets. The expected term is based on our estimate of future liquidity as of the balance sheet date.

The Company classifies auction rate securities as available-for-sale at the time of purchase. Temporary gains or losses are included in accumulated other comprehensive income (loss) on the Consolidated Balance Sheets. Other-than-temporary credit losses are included in loss on investments in the Consolidated Statements of Operations. Non-credit related other-than temporary losses are recorded in accumulated other comprehensive income (loss) on the Consolidated Balance Sheets, as the Company has no intent to sell the securities and believes that it is more likely than not that it will not be required to sell the securities prior to recovery. Gains or losses on securities sold are based on the specific identification method.

As of December 31, 2009 and 2008, par value of the Company's investments in debt securities was $281,525 and $417,075, respectively, and consisted solely of tax-exempt auction rate securities associated with municipal bonds and student loans. The Company has not invested in any mortgage-backed securities or any securities backed by corporate debt obligations. The Company's investment policy requires it to maintain an investment portfolio with a high credit quality. Accordingly, the Company's investments in debt securities are limited to issues which were rated AA or higher at the time of purchase.

For additional information regarding investments in debt securities, please see Note 15.

Marketable Securities

The Company classifies its marketable securities as available-for-sale. These securities are carried at fair market value based on current market quotes. Temporary

(In thousands, except share and per share data)

gains or losses are included in accumulated other comprehensive income (loss) on the Consolidated Balance Sheets. Other-than-temporary losses are included in loss on investments in the Consolidated Statements of Operations. Gains or losses on securities sold are based on the specific identification method. The Company reviews its investment portfolio as deemed necessary and, where appropriate, adjusts individual securities for other-than-temporary impairments. The Company does not hold these securities for speculative or trading purposes.

Accounts Receivable and Allowance for Doubtful Accounts
Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is management's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. Management determines the allowance based on historical experience along with the present knowledge of potentially uncollectible accounts. Management reviews its allowance for doubtful accounts quarterly. Past due balances over 120 days and greater than a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by type of receivable. Account balances are charged off against the allowance when management feels it is probable the receivable will not be recovered. The Company does not have any off-balance-sheet credit exposure related to customers.

Inventories
Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. Product samples held for distribution to physicians and other healthcare providers represent approximately 2% and 3% of inventory as of December 31, 2009 and 2008, respectively. The Company has fixed purchase commitments under supply contracts for certain raw materials. A loss accrual is recorded when the total inventory for a product is projected to be more than the forecasted demand.

Income Taxes
Deferred tax assets and liabilities are determined based on the difference between the financial statement and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realized.

Litigation
At various times the Company may have patent, product liability, consumer, commercial, environmental and tax claims asserted against it and may be subjected to litigation with respect to the claims. In addition, the Company may be the subject of government investigations and a party to other legal proceedings that arise from time to time in the ordinary course of business (see Note 19). The Company accrues for amounts related to these legal matters if it is probable that a liability has been incurred and an amount is reasonably estimable. If the estimated amount of the liability is a range and some amount within the range appears to be a better estimate than any other amount within the range, that amount is accrued. When no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. The Company capitalizes legal costs in the defense of its patents to the extent there is an evident increase in the value of the patent.

Foreign Currency Translation and Transactions
The assets and liabilities of the Company's foreign subsidiaries are translated from their respective functional currencies into U.S. Dollars at rates in effect at the balance sheet date. Results of operations are translated using average rates in effect during the year. Foreign currency transaction gains and losses are included in income. Foreign currency translation adjustments are included in accumulated other comprehensive income (loss) as a separate component of shareholders' equity.

Financial Instruments and Derivatives
The Company does not use financial instruments for trading purposes. At December 31, 2009 and 2008, the Company had utility contracts which qualify as normal purchase and sales, and derivatives associated with the Convertible Senior Notes (see Note 13). At December 31, 2008, the Company had forward foreign exchange contracts. The Company had forward foreign exchange contracts outstanding during 2009 on certain non-U.S. cash balances. The forward exchange contracts were not designated as hedges. The Company recorded these contracts at fair value and changes in fair value were recognized in current earnings. All foreign exchange contracts expired during 2009.

During the first quarter of 2009, the Company entered into an interest rate swap agreement under the terms of the Senior Secured Revolving Credit Facility ("Revolving Credit Facility"), which it terminated in the third quarter of 2009. The interest rate swap was designated as a cash flow hedge and was being used to offset the overall variability of cash flows. For a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the period during which the hedged transaction affects earnings. For additional information on the interest rate swap, see Note 15.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed over the estimated useful lives of the related assets using the straight-line method. The estimated useful lives are principally fifteen to forty years for buildings and improvements and three to ten years for machinery and equipment.

The Company capitalizes certain computer software acquisition and development costs incurred in connection with developing or obtaining computer software for internal use. Capitalized software costs are amortized over the estimated useful lives of the software which is generally three years.

In the event that facts and circumstances indicate that the carrying amount of property, plant and equipment may be impaired, evaluation of recoverability is performed using the estimated future undiscounted cash flows associated with the asset compared to the asset's carrying amount to determine if a write-down is required. To the extent such projection indicates that undiscounted cash flow is not expected to be adequate to recover the carrying amount, the asset would be written down to its fair value using discounted cash flows.

Research and Development Costs

Research and development costs consist primarily of services performed by third parties, and are expensed as incurred. This includes costs to acquire in-process research and development projects for products that have not received final regulatory approval and do not have an alternative future use. Milestone payments made to third parties in connection with a product in development prior to its regulatory approval are also expensed as incurred. Milestone payments made to third parties with respect to a product on or after its regulatory approval are capitalized and amortized over the remaining useful life of the product. Amounts capitalized for these payments are included in intangible assets.

Deferred Financing Costs

Financing costs related to the Convertible Senior Notes are being amortized over seven years to the first date the debt can be put by the holders to the Company. Financing costs related to the Revolving Credit Facility are being amortized over five years, the term of the facility. For additional information on deferred financing costs, please see Note 13.

Insurance

The Company is self-insured with respect to its healthcare benefit program. The Company pays a fee to a third party to administer the plan. The Company has stop loss coverage on a per employee basis as well as in the aggregate. Self-insured costs are accrued based upon reported claims and an estimated liability for claims incurred but not reported.

Advertising

The Company expenses advertising costs as incurred and these costs are classified as selling, general and administrative expenses in the Consolidated Statements of Operations. Advertising costs for the years ended December 31, 2009, 2008, and 2007 were $100,425, $88,106, and $125,064, respectively.

Promotional Fees to Wyeth

On June 22, 2000, the Company entered into a Co-Promotion Agreement with Wyeth to promote Altace® in the United States and Puerto Rico through October 29, 2008, with possible extensions as outlined in the Co-Promotion Agreement. Under the agreement, Wyeth paid an upfront fee of $75,000 to King, which was classified as a liability and is being amortized over the term of the agreement as amended. In connection with the Co-Promotion Agreement, the Company agreed to pay Wyeth a promotional fee based on annual net sales of Altace®. On July 5, 2006, the Company entered into an Amended and Restated Co-Promotion Agreement

(In thousands, except share and per share data)

("Amended Co-Promotion Agreement") with Wyeth regarding Altace®, which extended the term to December 31, 2010. Effective January 1, 2007, the Company assumed full responsibility for selling, marketing and promoting Altace®. Under the Amended Co-Promotion Agreement, the Company pays Wyeth a reduced annual fee based on net sales of Altace®. The annual fee is accrued quarterly based on a percentage of Altace® net sales at a rate equal to the expected relationship of the expected fee for the year to applicable expected Altace® net sales for the year. For additional information on the Co-Promotion Agreement with Wyeth, please see Note 9.

3. Invalidation of Altace® Patent

In September 2007, the U.S. Circuit Court of Appeals for the Federal Circuit (the "Circuit Court") declared invalid U.S. Patent No. 5,061,722 (the " '722 patent") that was associated with the Company's Altace® product, overruling the decision of the U.S. District Court for the Eastern District of Virginia (the "District Court"), which had upheld the validity of the patent. The Company filed with the Circuit Court a petition for rehearing and rehearing *en banc*, but this petition was denied in December 2007. The Circuit Court issued the mandate to the District Court on December 10, 2007, beginning the 180-day Hatch-Waxman exclusive marketing period for the first generic competitor who entered the market in December 2007 with a generic substitute for the Company's Altace®. Additional competitors entered the market in June 2008 with generic substitutes for Altace®.

As a result of the entry of generic competition, Altace® net sales have significantly decreased and the Company expects net sales of Altace® will continue to decline in the future. As a result, during 2007 the Company recorded charges of $146,444 associated with Altace® intangible assets, $78,812 associated with Altace® inventory and $25,755 associated with minimum purchase commitments for excess Altace® raw material. Net sales of Altace® were $36,442 in 2009, $166,406 in 2008 and $645,989 in 2007. For additional information regarding the Altace® intangible assets, please see Note 10. For additional information regarding Altace® inventory, please see Note 7.

4. Change in Estimate

The Company's calculation of its product returns reserves is based on historical sales and return rates over the period during which customers have a right of return. The Company also considers current wholesale inventory levels of the Company's products.

Because actual returns related to sales in prior periods were lower than the Company's original estimates, it recorded a decrease in its returns reserve in the first quarter of 2007. During the first quarter of 2007, the Company decreased its returns reserve by approximately $8,000 and increased its net sales from branded prescription pharmaceuticals, excluding the adjustment to sales classified as discontinued operations, by the same amount. The effect of the change in estimate on first quarter 2007 operating income was an increase of approximately $5,000.

5. Receivables

Receivables, net of allowance for doubtful accounts, consist of the following:

	2009	2008
Trade	**$192,043**	$218,027
Royalty	**9,957**	18,182
Other	**8,256**	8,861
Total receivables	**$210,256**	$245,070

6. Concentrations of Credit Risk

A significant portion of the Company's sales is to wholesale customers in the branded prescription pharmaceutical industry. The Company monitors the extension of credit to wholesale customers and has not experienced significant credit losses. The following table represents the relative percentage of accounts receivable from significant wholesale customers compared to net accounts receivable:

	2009	2008
Customer A	**13%**	17%
Customer B	**27%**	23%
Customer C	**10%**	12%

The following table represents a summary of sales to significant wholesale customers as a percentage of the Company's gross sales, including revenues from discontinued operations:

	For the Years Ended December 31,		
	2009	2008	2007
Customer A	**20%**	30%	35%
Customer B	**27%**	28%	27%
Customer C	**14%**	14%	13%

7. Inventory

Inventory consists of the following:

	2009	2008
Raw materials	**$ 62,054**	$ 82,273
Work-in process	**29,979**	62,836
Finished goods (including $3,908 and $7,385 of sample inventory, respectively)	**126,705**	176,582
	218,738	321,691
Less inventory valuation allowance	**(36,447)**	(63,388)
Inventories	**$182,291**	$258,303

In December 2007, the Company's '722 patent that covered the Company's Altace® product was invalidated by the Circuit Court. For additional information please see Note 3. As a result of the invalidation of the '722 patent, the Company undertook an analysis of its potential effect on future net sales of Altace®. Based upon that analysis, the Company concluded that it had more Altace® raw material inventory than was required to meet anticipated future demand for the product. Accordingly, during 2007 the Company recorded charges in the amount of (i) $78,812 for an inventory valuation allowance for a portion of the Altace® raw material inventory on hand; and (ii) $25,755 for a portion of the Company's estimated remaining minimum purchase requirements for excess Altace® raw material. These charges were included in cost of revenues during 2007, exclusive of depreciation, amortization and impairments, on the Consolidated Statements of Operations.

8. Property, Plant and Equipment

Property, plant and equipment consists of the following:

	2009	2008
Land	**$ 16,210**	$ 16,415
Buildings and improvements	**267,472**	188,207
Machinery and equipment	**300,163**	342,323
Capital projects in progress	**51,738**	59,731
	635,583	606,676
Less accumulated depreciation	**(243,744)**	(189,417)
Property, plant and equipment, net	**$ 391,839**	$ 417,259

Included in net property, plant and equipment as of December 31, 2009 and 2008 are computer software costs of $11,105 and $14,813, respectively.

Depreciation expense for the years ended December 31, 2009, 2008 and 2007 was $59,093, $39,031, and $42,210, respectively, which includes $11,621, $10,370, and $7,209, respectively, related to computer software.

For the years ended December 31, 2009, 2008 and 2007, the Company capitalized interest of approximately $3,416, $3,018, and $3,291, respectively, related to construction in process.

During 2009, the Company classified as held for sale a pharmaceutical facility which was acquired as a result of the acquisition of Alpharma. The manufacturing facility is recorded at estimated fair value less cost to sell. The Company finalized its determination of fair value of this asset in the first quarter of 2009, reduced the value by $3,600 and adjusted goodwill accordingly. During the fourth quarter of 2009, the Company further reduced the fair value of this asset based on management's estimate of current market conditions and incurred an asset impairment charge of $2,010.

The net book value of some of the Company's manufacturing facilities currently exceeds fair market value. Management currently believes that the long-term assets associated with these facilities are not impaired based on estimated undiscounted future cash flows. However, if the Company were to approve a plan to sell or close any of the facilities for which the carrying value exceeds fair market value, the Company would have to write off a portion of the assets or reduce the estimated useful life of the assets which would accelerate depreciation.

(In thousands, except share and per share data)

9. Acquisitions, Dispositions, Co-Promotions and Alliances

Alpharma

On December 29, 2008, the Company completed its acquisition of Alpharma. Alpharma had a growing specialty pharmaceutical franchise in the U.S. pain market with its Flector® Patch (diclofenac epolamine topical patch) 1.3% and a pipeline of new pain medicines led by Embeda®. Alpharma is also a provider of medicated feed additives ("MFAs") and water-soluble therapeutics used primarily for poultry, cattle and swine. The Company paid a cash price of $37.00 per share for the outstanding shares of Class A Common Stock, together with the associated preferred stock purchase rights of Alpharma, totaling approximately $1,527,354, $61,120 associated with Alpharma employee stock-based awards (which were paid in the first quarter of 2009), and incurred $30,430 of expenses related to the transaction, resulting in a total purchase price of $1,618,904. Contemporaneously with the acquisition of Alpharma and in accordance with a consent order with the U.S. Federal Trade Commission (the "FTC"), the Company divested Alpharma's Kadian® assets to Actavis Elizabeth, L.L.C. ("Actavis LLC").

Management believes the Company's acquisition of Alpharma is particularly significant because it strengthens King's portfolio and development pipeline of pain management products and increases its capabilities and expertise in this market. The development pipeline provides the Company with both near-term and long-term revenue opportunities and Alpharma's animal health business further diversifies King's revenue base. As a result, management believes the acquisition of Alpharma improves the Company's foundation for sustainable, long-term growth.

The accompanying Consolidated Statements of Operations do not include any activity for Alpharma in 2008, because the Company acquired Alpharma close to the end of 2008 and the Company chose December 31, 2008 as the convenience date for the acquisition.

The allocation of the purchase price and acquisition costs is as follows:

	Valuation
Current assets	$ 915,306
Current deferred income taxes	30,529
Property, plant and equipment	153,267
Intangible assets, net	300,000
Goodwill	338,463
In-process research and development	590,000
Other long-term assets	26,679
Current liabilities	(275,080)
Convertible debentures	(385,227)
Long-term deferred income taxes	(18,325)
Other long-term liabilities	(56,708)
Total purchase price	$1,618,904

The valuation of the intangible assets acquired is as follows:

	Valuation	Weighted Average Amortization Period
Flector® Patch	$130,000	11 years
Animal Health intangibles	170,000	19 years
Total	$300,000	

None of the goodwill is expected to be deductible for tax purposes. The goodwill has been allocated to the Company's segments as follows:

Branded prescription pharmaceuticals	$246,284
Animal Health	92,179
Total	$338,463

The acquisition was financed with available cash on hand, borrowings under the Senior Secured Revolving Credit Facility of $425,000 and borrowings under the Senior Secured Term Facility ("Term Facility") of $200,000. For additional information on the borrowings, please see Note 13.

As indicated above, $590,000 of the purchase price for Alpharma was allocated to acquired in-process research and development for the Embeda®, Oxycodone NT and Hydrocodone NT projects in the amounts of $410,000, $90,000 and $90,000, respectively. The value of the acquired in-process research and development projects was expensed on the date of acquisition, as these products had not received regulatory approval at the time of the acquisition and had no alternative future use. The projects were valued through the application of probability-weighted, discounted cash flow approach. The estimated cash flows were projected over periods of 10 to 14 years utilizing a discount rate of 25% to 30%.

In August 2009, the U.S. Food and Drug Administration ("FDA") approved Embeda® (morphine sulfate and naltrexone hydrochloride) Extended Release Capsules, a long-acting Schedule II opioid analgesic for the management of moderate to severe pain when a continuous, around-the-clock opioid analgesic is needed for an extended period of time.

Oxycodone NT and Hydrocodone NT are long-acting opioids for the treatment of moderate to severe chronic pain that are in the early stages of clinical development. These products are designed to resist certain common methods of misuse and abuse associated with currently available oxycodone and hydrocodone opioids. If the clinical development program is successful, the Company would not expect to commercialize Oxycodone NT any sooner than 2012 and Hydrocodone NT any sooner than 2015. The estimated cost to complete the development of Oxycodone NT and Hydrocodone NT at the time of the acquisition was approximately $35,000 each. The Company believes there is a reasonable probability of completing these projects successfully, but the success of the projects depends on the outcome of the clinical development programs and approval by the FDA.

The following unaudited pro forma summary presents the financial information as if the acquisition of Alpharma had occurred January 1, 2008 for the year ended December 31, 2008 and on January 1, 2007 for the year ended December 31, 2007. These pro forma results have been prepared for comparative purposes and do not purport to be indicative of the Company's financial results had the acquisition been made on January 1, 2008 or January 1, 2007, nor are they indicative of future results.

The pro forma results for the years ended December 31, 2008 and 2007 do not include the $590,000 in-process research and development expense noted above.

	For the Years Ended December 31,	
	2008	2007
Total revenues	$2,054,259	$2,503,938
Loss from continuing operations	$ (5,211)	$ (20,420)
Net income	$ 195,717	$ 8,810
Basic net income per common share	$ 0.80	$ 0.04
Diluted net income per common share	$ 0.80	$ 0.04

In connection with the acquisition of Alpharma, the Company and Alpharma executed a consent order (the "Consent Order") with the FTC. The Consent Order required the Company to divest the assets related to Alpharma's branded oral long-acting opioid analgesic drug Kadian® to Actavis LLC. In accordance with the Consent Order, effective upon the acquisition of Alpharma, on December 29, 2008, the Company divested the Kadian® product to Actavis LLC. Actavis LLC is entitled to sell Kadian® as a branded or generic product. Prior to the divestiture, Actavis LLC supplied Kadian® to Alpharma.

Actavis LLC will pay a purchase price of up to an aggregate of $127,500 in cash based on the achievement of certain Kadian® quarterly gross profit-related milestones for the period beginning January 1, 2009 and ending June 30, 2010. The maximum purchase price payment associated with each calendar quarter is as follows:

	Maximum Purchase Price Payment
First Quarter 2009	$30,000
Second Quarter 2009	$25,000
Third Quarter 2009	$25,000
Fourth Quarter 2009	$20,000
First Quarter 2010	$20,000
Second Quarter 2010	$ 7,500

None of the quarterly payments above, when combined with all prior payments made by Actavis LLC, can exceed the aggregate amount of gross profits from the sale of

(In thousands, except share and per share data)

Kadian® in the United States by Actavis LLC and its affiliates for the period beginning on January 1, 2009 and ending on the last day of such calendar quarter. Any quarterly purchase price payment that is not paid by Actavis LLC due to the application of such provision will be carried forward to the next calendar quarter, increasing the maximum quarterly payment in the subsequent quarter. However, the cumulative purchase price payable by Actavis LLC will not exceed the lesser of (a) $127,500 and (b) the gross profits from the sale of Kadian® in the United States by Actavis LLC and its affiliates for the period from January 1, 2009 through June 30, 2010. The Company recorded a receivable of $115,000 at the time of the divestiture, reflecting the present value of the estimated future purchase price payments from Actavis LLC. There was no gain or loss recorded as a result of the divestiture. In accordance with the agreement, quarterly payments are received one quarter in arrears. During 2009 the Company received $84,800 from Actavis LLC, $80,000 related to gross profit from sales during the first, second, and third quarters of 2009 and $4,800 related to inventory sold to Actavis LLC at the time of the divestiture.

Pain Therapeutics, Inc.

In December 2005, the Company entered into a strategic alliance with Pain Therapeutics, Inc. ("Pain Therapeutics") to develop and commercialize Remoxy® and other opioid painkillers. On June 9, 2008, the Company, together with Pain Therapeutics, Inc., submitted a New Drug Application ("NDA") for Remoxy® to the FDA. Remoxy® is a unique long-acting formulation of oral oxycodone with a proposed indication for the management of moderate to severe pain when a continuous, around-the-clock opioid analgesic is needed for an extended period of time. This formulation uses the Oradur™ technology which provides a unique physical barrier that is designed to provide controlled pain relief and resist certain common methods used to extract the opioid more rapidly than intended as can occur with currently available products. Under the strategic alliance, the Company made an upfront cash payment of $150,000 in December 2005.

The Company has paid the following milestone payments under its alliance with Pain Therapeutics:

- $15,750 during 2008 as a result of the acceptance by the FDA of the NDA filing for Remoxy®,
- $5,100 during 2008 as a result of the acceptance by the FDA of an investigational new drug application for the third opioid painkiller under this alliance, and
- $5,000 in 2006 as a result of the acceptance of an investigational new drug application for the second opioid painkiller in development under this alliance.

In addition, the Company could make additional milestone payments in the future of up to $125,000 in cash based on the successful clinical and regulatory development of Remoxy® and other opioid products. This includes a $15,000 cash payment upon the approval of Remoxy® by the FDA.

In March 2009, we exercised rights under our Collaboration Agreement with Pain Therapeutics and assumed sole control and responsibility for the development of Remoxy®. The Company is responsible for research and development expenses related to its alliance with Pain Therapeutics subject to certain limitations set forth in the agreement. After regulatory approval and commercialization of Remoxy® or other opioid products developed through this alliance, the Company will pay a royalty of 15% of cumulative net sales up to $1,000,000 and 20% of cumulative net sales over $1,000,000. King is also responsible for the payment of third-party royalty obligations of Pain Therapeutics related to products developed under this collaboration.

In connection with the strategic alliance with Pain Therapeutics, the initial collaboration fee and acquisition costs of $153,711 were classified as in-process research and development. The value of the in-process research and development project was expensed on the date of acquisition as it had not received regulatory approval and had no alternative future use. Pain Therapeutics filed an NDA in the second quarter of 2008. In December 2008, Pain Therapeutics received a Complete Response Letter from the FDA for the Remoxy® NDA, requiring additional non-clinical information to support approval of Remoxy®. In early July 2009, the Company met with the FDA to discuss the Complete Response Letter received in December 2008 regarding the NDA for Remoxy®. The outcome of this meeting provided the Company with a clearer path forward to resubmit the Remoxy® NDA and to address all FDA comments in the Complete Response Letter. The Company plans to resubmit the NDA in the fourth quarter of 2010. The Company believes there is a reasonable probability of completing the project successfully. However, the success of the project depends on regulatory approval and the ability to successfully manufacture the product. The in-process research and development is part of the branded prescription pharmaceutical segment.

The Company determined Pain Therapeutics is a variable interest entity, but the Company is not considered to be the primary beneficiary of this entity. Therefore, the Company has not consolidated the financial statements of this entity into the Company's consolidated financial statements.

CorePharma, LLC

In June 2008, the Company and CorePharma LLC ("CorePharma") entered into a Product Development Agreement to collaborate in the development of new formulations of metaxalone, which the Company currently sells under the brand name Skelaxin®. Under the agreement, CorePharma and the Company granted each other non-exclusive cross-licenses to certain pre-existing intellectual property. Any intellectual property created as a result of the agreement will belong to the Company, and the Company will grant CorePharma a non-exclusive, royalty-free license to use the created intellectual property with any product not containing metaxalone. Pursuant to the agreement, the Company made a non-refundable cash payment to CorePharma of $2,500, which was recognized as in-process research and development expense in the branded prescription pharmaceuticals segment in the second quarter of 2008. The success of the project depends on the completion of successful development activities and upon approval by the FDA of any new formulations of metaxalone that are developed as a result of the collaboration. The Company will reimburse CorePharma for the cost to complete the development activities incurred under the agreement, which, at the execution of the agreement, were expected to be approximately $2,500, subject to a cap. In addition, the Company is required to make milestone payments based on the achievement and success of specified development activities and the achievement of net sales thresholds relating to new formulations of metaxalone that may result from the collaboration, plus royalty payments based on net sales attributable to these new formulations of metaxalone.

Acura Pharmaceuticals, Inc.

In October 2007, the Company and Acura Pharmaceuticals, Inc. ("Acura") entered into a License, Development and Commercialization Agreement to develop and commercialize certain opioid analgesic products utilizing Acura's proprietary Aversion® Technology in the United States, Canada and Mexico. The agreement provides the Company an exclusive license to Acurox® Tablets (oxycodone HCl/niacin) and another opioid product utilizing Acura's Aversion® Technology. Products formulated with the Aversion® Technology have properties that potentially enable them to deter certain common methods of prescription drug misuse and abuse, including intravenous injection of dissolved tablets, nasal snorting of crushed tablets and intentional swallowing of excessive numbers of tablets. In addition, the agreement provides the Company with an option to license all future opioid analgesic products developed utilizing Acura's Aversion® Technology.

In May 2008 and December 2008, the Company exercised its option for a third and fourth immediate-release opioid product under its agreement with Acura. In connection with the exercise of the options, the Company paid non-refundable option exercise fees to Acura of $3,000 for each option. These amounts were expensed as in-process research and development in the branded prescription pharmaceuticals segment during 2008 as

(In thousands, except share and per share data)

these projects had not received regulatory approval and had no alternative future use. The Company believes there is a reasonable probability of completing the projects successfully; however the success of the projects depends on completion of a successful clinical development program and the FDA's approval to market the product. The estimated cost to complete the projects at the exercise of the applicable option was approximately $16,000 for each project.

Under the terms of the agreement, the Company made a non-refundable cash payment of $30,000 to Acura in December 2007. In addition, the Company will reimburse Acura for all research and development expenses incurred beginning from September 19, 2007 for Acurox® Tablets and all research and development expenses related to future products after the exercise of our option to an exclusive license for each future product. During January 2008, the Company made an additional payment of $2,000 to Acura, which was accrued as of December 31, 2007, for certain research and development expenses incurred by Acura prior to the closing date of the agreement. The above charges of $32,000 were expensed as in-process research and development during 2007 as the project had not received regulatory approval and had no alternative future use. The in-process research and development project is part of the branded prescription pharmaceutical segment. An NDA for Acurox® Tablets was submitted to the FDA in December 2008. On June 30, 2009, the FDA issued a Complete Response Letter regarding the NDA for Acurox® Tablets. The Complete Response Letter raises issues regarding the potential abuse deterrent benefits of Acurox®. The success of the project depends on approval by the FDA. In early September 2009, the Company and Acura met with the FDA to discuss the Complete Response Letter. The FDA, Acura and the Company agreed to submit the NDA to an FDA advisory committee to consider the evidence to support the potential abuse deterrent effects of Acurox® Tablets when compared to other currently marketed short-acting oxycodone opioid products. While the FDA indicated that no new clinical trials are required at this time, the Company and Acura are conducting an additional clinical study in volunteers to further assess the abuse deterrent features of Acurox®. The FDA has set a meeting date for the Advisory Committee's review of the NDA in the second quarter of 2010. The Company anticipates resubmitting the NDA following the Advisory Committee meeting. The estimated cost to complete the project at the execution of the agreement was approximately $9,000.

In June 2008, the Company, together with Acura, reported positive top-line results from the pivotal Phase III clinical trial evaluating Acurox® Tablets. Under the agreement, these results triggered a milestone payment to Acura of $5,000 in the second quarter of 2008, which the Company recorded as research and development expense. The Company may make additional non-refundable cash milestone payments to Acura based on the successful achievement of certain clinical and regulatory milestones for Acurox® Tablets and for each other product developed under the agreement. The Company will make an additional $50,000 non-refundable cash milestone payment to Acura in the first year that the aggregate net sales of all products developed under the agreement exceeds $750,000. In addition, the Company will make royalty payments to Acura ranging from 5% to 25% based on the level of combined annual net sales of all products developed under the agreement.

Rochester Facility

In October 2007, the Company sold its Rochester, Michigan sterile manufacturing facility, some of its legacy products that were manufactured there and the related contract manufacturing business to JHP Pharmaceuticals, LLC ("JHP") for $91,663, less selling costs of $5,387, resulting in a loss of $46,354. The companies also entered into a manufacturing and supply agreement pursuant to which JHP provides certain fill and finish manufacturing activities with respect to the Company's hemostatic product, Thrombin-JMI®. The Company retained its stand-alone Bicillin® (sterile penicillin products) manufacturing facility, which is also located in Rochester, Michigan.

Palatin Technologies, Inc.

In August 2004, the Company entered into a Collaborative Development and Marketing Agreement (the "Agreement") with Palatin Technologies, Inc. ("Palatin"), to jointly develop and, upon obtaining necessary regulatory approvals, commercialize Palatin's bremelanotide compound for the treatment of male and female sexual dysfunction. Pursuant to the terms of the Agreement, Palatin granted the Company a co-exclusive license with Palatin to bremelanotide in North America and an exclusive right to collaborate in the licensing or sublicensing of bremelanotide with Palatin outside North America.

In August 2007, representatives of the FDA communicated serious concerns about the lack of an acceptable benefit/risk ratio to support the progression of the proposed bremelanotide program into Phase III studies for erectile dysfunction ("ED"). After reviewing the data generated in the Phase I and II studies, the FDA questioned the overall efficacy results and the clinical benefit of this product in both the general and diabetic ED populations, and cited blood pressure increases as its greatest safety concern.

In light of the FDA's comments, and after discussions with Palatin, in September 2007, the Company provided notice to Palatin that the Company was terminating the Agreement. The termination became effective in December 2007.

At December 31, 2009, the Company holds 5,675,461 shares of common stock of Palatin. For additional information, please see Note 15.

Mutual Pharmaceutical Company

In May 2007, the Company entered into a Product Development Agreement with Mutual Pharmaceutical Company ("Mutual") and United Research Laboratories ("United") to jointly research and develop one or more improved formulations of metaxalone. Under this agreement, the Company sought Mutual's expertise in developing improved formulations of metaxalone, including certain improved formulations Mutual developed prior to execution of this agreement and access to Mutual's and United's rights in intellectual property pertaining to such formulations. The Company paid $3,100 to Mutual for previously incurred development expenses, which was recorded in the second quarter of 2007 as in-process research and development in the branded prescription pharmaceuticals segment. Development activities under this agreement ceased in December 2007.

Ligand Pharmaceuticals Incorporated

In September 2006, the Company entered into a definitive asset purchase agreement and related agreements with Ligand Pharmaceuticals Incorporated ("Ligand") to acquire rights to Ligand's product Avinza® (morphine sulfate long-acting). Avinza® is a long-acting formulation of morphine and is indicated as a once-daily treatment for moderate to severe pain in patients who require continuous opioid therapy for an extended period of time. The Company completed its acquisition of Avinza® on February 26, 2007, acquiring all the rights to Avinza® in the United States, its territories and Canada. Under the terms of the asset purchase agreement the purchase price was $289,732, consisting of $289,332 in cash consideration and $400 for the assumption of a short-term liability. Additionally, the Company incurred acquisition costs of $6,765. Of the cash payments made to Ligand, $15,000 was set aside in an escrow account to fund potential liabilities Ligand could later owe the Company, of which $7,500 of the escrow funds was released to Ligand in each of the third quarter of 2007 and the first quarter of 2008.

As part of the transaction, the Company has agreed to pay Ligand an ongoing royalty and assume payment of Ligand's royalty obligations to third parties. The royalty the Company pays to Ligand consists of a 15% royalty during the first 20 months after the closing date, until October 2008. Subsequent royalty payments to Ligand are based upon calendar year net sales of Avinza® as follows:

- If calendar year net sales are $200,000 or less, the royalty payment will be 5% of all net sales.
- If calendar year net sales are greater than $200,000, the royalty payment will be 10% of all net sales up to $250,000, plus 15% of net sales greater than $250,000.

In connection with the transaction, in October 2006, the Company entered into a loan agreement with Ligand for the amount of $37,750. The principal amount of the loan was to be used solely for the purpose of paying a specific liability related to Avinza®. The loan was subject to certain market terms, including a 9.5% interest rate and security interest in the assets that comprise Avinza® and certain of the proceeds of Ligand's sale of certain assets. In January 2007, Ligand repaid the principal amount of the loan of $37,750 and accrued interest of $883. Pursuant to the terms of the loan agreement with Ligand, the Company forgave the interest on the loan and repaid Ligand the interest at the time of closing the transaction

(In thousands, except share and per share data)

to acquire Avinza®. Accordingly, the Company did not recognize interest income on the related note receivable.

The allocation of the initial purchase price and acquisition costs is as follows:

Intangible assets	$285,700
Goodwill	7,997
Inventory	2,800
	$296,497

At the time of the acquisition, the intangible assets were assigned useful lives of 10.75 years. The acquisition is allocated to the branded prescription pharmaceuticals segment. The goodwill recognized in this transaction is expected to be fully deductible for tax purposes. The Company financed the acquisition using available cash on hand.

Arrow International Limited

In February 2006, the Company entered into a collaboration with Arrow International Limited and certain of its affiliates, excluding Cobalt Pharmaceuticals, Inc. (collectively, "Arrow"), to commercialize one or more novel formulations of ramipril, the active ingredient in the Company's Altace® product. Under a series of agreements, Arrow granted King rights to certain current and future NDAs regarding novel formulations of ramipril and intellectual property, including patent rights and technology licenses relating to these novel formulations.

Upon execution of the agreements, King made an initial payment to Arrow of $35,000. During the fourth quarter of 2006 and the first quarter and second quarter of 2007, the Company made additional payments of $25,000 in each of the three quarters to Arrow.

In connection with the agreement with Arrow, the Company recognized the above payments and future payments totaling $110,000 as in-process research and development expense during 2006. This amount was expensed as in-process research and development as the project had not received regulatory approval and had no alternative future use. The in-process research and development project was recorded in the branded prescription pharmaceutical segment. This project included a NDA filed by Arrow for a tablet formulation of Ramipril in January 2006 (the "Ramipril Application"). At the time of the acquisition, the success of the project was dependent on additional development activities and FDA approval. The FDA approved the Ramipril Application on February 27, 2007. Arrow granted the Company an exclusive option to acquire their entire right, title and interest to the Ramipril Application or any future filed amended Ramipril Application for the amount of $5,000. In April 2007, the Company exercised its option and paid $5,000 to Arrow. The Company does not currently anticipate any future revenues associated with its rights to these Ramipril formulations. For additional information regarding Altace®, please see Note 3.

Wyeth

In June 2000, the Company entered into a Co-Promotion Agreement with Wyeth to promote Altace® in the United States and Puerto Rico through October 29, 2008, with possible extensions as outlined in the Co-Promotion Agreement. Under the agreement, Wyeth paid an upfront fee of $75,000 to King, which was classified as a liability and is being amortized over the term of the agreement as amended. In connection with the Co-Promotion Agreement, the Company agreed to pay Wyeth a promotional fee based on annual net sales of Altace®. In July 2006, the Company entered into an Amended Co-Promotion Agreement with Wyeth regarding Altace® which extended the term to December 31, 2010. Effective January 1, 2007, the Company assumed full responsibility for selling and marketing Altace®. Under the Amended Co-Promotion Agreement, the Company will pay or has paid Wyeth a reduced annual fee as follows:

- For 2007, 30% of Altace® net sales, with the fee not to exceed $178,500.
- For 2008, 22.5% of Altace® net sales, with the fee not to exceed $134,000.
- For 2009, 14.2% of Altace® net sales, with the fee not to exceed $84,500.
- For 2010, 25% of Altace® net sales, with the fee not to exceed $5,000.

The annual fee is accrued quarterly based on a percentage of Altace® net sales at a rate equal to the expected relationship of the expected fee for the year to applicable expected Altace® net sales for the year.

10. Intangible Assets and Goodwill

Intangible assets consist primarily of patents, licenses, trademarks and product rights. A summary of the gross carrying amount and accumulated amortization is as follows:

	2009		2008	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Branded prescription pharmaceuticals	**$1,264,250**	**$764,327**	$1,252,300	$627,233
Animal Health	**170,000**	**9,633**	170,000	—
Meridian Auto-Injector	**183,249**	**49,621**	179,879	41,281
Royalties and other	**3,731**	**3,510**	3,731	3,177
Total intangible assets	**$1,621,230**	**$827,091**	$1,605,910	$671,691

Amortization expense for the years ended December 31, 2009, 2008 and 2007 was $155,400, $112,446, and $132,138, respectively. Estimated annual amortization expense for intangible assets owned by the Company at December 31, 2009 for each of the five succeeding fiscal years is as follows:

Fiscal Year Ended December 31,	Amount
2010	$114,978
2011	72,594
2012	72,594
2013	72,594
2014	65,827

In January 2009, the U.S. District Court for the Eastern District of New York issued an order ruling invalid two Skelaxin® patents. In June 2009, the Court entered judgment against the Company. The Company has appealed, and intends to vigorously defend its interests. The entry of the order may lead to generic versions of Skelaxin® entering the market sooner than previously anticipated, which would likely cause the Company's sales of Skelaxin® to decline significantly. The Company believes that the intangible assets associated with Skelaxin® are not currently impaired based on estimated undiscounted cash flows associated with these assets. However, as a result of the order described above, the Company reduced the estimated remaining useful life of the intangible assets of Skelaxin® during the first quarter of 2009. If the Company's current estimates regarding future cash flows adversely change, the Company may have to further reduce the estimated remaining useful life and/or write off a portion or all of these intangible assets. As of December 31, 2009, the net intangible assets associated with Skelaxin® totaled approximately $42,384. For additional information regarding Skelaxin® litigation, please see Note 19.

In January 2008, the Company entered into an agreement with CorePharma providing CorePharma with the right to launch an authorized generic version of Skelaxin® pursuant to a license in December 2012, or earlier under certain conditions. As a result, the Company decreased the estimated remaining useful life of Skelaxin.

In April 2009, a competitor entered the market with a generic substitute for Cytomel®. As a result, the Company lowered its future sales forecast for this product. As of December 31, 2009, the net intangible assets associated with Cytomel® totaled approximately $10,399. The Company believes that the intangible assets associated with Cytomel® are not currently impaired based on estimated undiscounted cash flows associated with these assets. However, if the Company's current estimates regarding future cash flows adversely change, the Company may have to reduce the estimated remaining useful life and/or write off a portion or all of these intangible assets.

During 2008, primarily as a result of a decline in end-user demand for Synercid®, the Company lowered its sales forecast for this product, which decreased the estimated undiscounted future cash flows associated with the Synercid® intangible assets to a level below their carrying value. Accordingly, the Company recorded an intangible asset impairment charge of $39,630 during 2008 to adjust the carrying value of the Synercid® intangible assets on the Company's balance sheet to reflect the estimated fair value of these assets. The Company determined the fair

(In thousands, except share and per share data)

value of the intangible assets associated with Synercid® based on its estimated discounted future cash flows. As of December 31, 2009, the net intangible assets associated with Synercid® totaled approximately $23,071.

In December 2007, a patent that covered Altace® was invalidated by a court. For additional information please see Note 3. As a result of the invalidation of the '722 Patent, the Company undertook an analysis of its potential effect on future net sales of Altace®. Based upon that analysis, the Company reduced the estimated remaining useful life of this product and forecasted net sales. This decrease in estimated remaining useful life and forecasted net sales reduced the estimated undiscounted future cash flows associated with the Altace® intangible assets to a level below their carrying value. Accordingly, the Company recorded an intangible asset impairment charge of $146,444 during 2007 to reflect the estimated fair value of these assets. The Company determined the fair value of these assets based on estimated discounted future cash flows.

During the second quarter of 2007, the Company made the decision to no longer pursue the development of a new formulation of Intal® utilizing hydroflouroalkane as a propellant. As a result, the Company lowered its future sales forecast for this product in the second quarter of 2007 and decreased the estimated remaining useful life of the product. This decrease reduced the estimated undiscounted future cash flows associated with the Intal® and Tilade® intangible assets to a level below their carrying value. Accordingly, the Company recorded an intangible asset impairment charge of $29,259 during the second quarter of 2007 to adjust the carrying value of Intal® and Tilade® intangible assets on the Company's balance sheet to reflect the estimated fair value of these assets. The Company determined the fair value of the intangible assets associated with Intal® and Tilade® based on estimated discounted future cash flows.

Skelaxin®, Cytomel®, Altace®, Intal®, Tilade®, and Synercid® are included in the Company's branded prescription pharmaceuticals reporting segment.

Goodwill at December 31, 2009, 2008 and 2007 is as follows:

	Branded Segment	Animal Health Segment	Meridian Segment	Total
Goodwill at December 31, 2007	$ 20,740	$ —	$108,410	$129,150
Acquisition of Alpharma	237,352	84,046	—	321,398
Goodwill at December 31, 2008	258,092	84,046	108,410	450,548
Net adjustment to Alpharma acquisition	8,932	8,133	—	17,065
Goodwill at December 31, 2009	**$267,024**	**$92,179**	**$108,410**	**$467,613**

The net adjustments to goodwill in 2009 were due to management's continuing initial estimation of the valuation of certain assets and liabilities related to the Alpharma acquisition through the allocation period. During the third quarter of 2009, the Company recorded a reserve of $42,500 related to an agreement in principle with the U.S. Department of Justice ("DOJ") as an adjustment to goodwill associated with the purchase of Alpharma. Evaluation of the DOJ investigation and therefore the allocation period associated with this preacquisition contingency continued into the third quarter of 2009. For additional information regarding the DOJ investigation, please see Note 19.

During the first quarter of 2009, the Company recorded an additional deferred tax asset of $28,856 with a corresponding reduction to goodwill associated with the purchase of Alpharma, for which management obtained additional information about the status of these assets as of the acquisition date.

11. Lease Obligations

The Company leases certain office and manufacturing equipment and automobiles under non-cancelable operating leases with terms from one to ten years. Estimated future minimum lease payments as of December 31, 2009 for leases with initial or remaining terms in excess of one year are as follows:

2010	$12,558
2011	12,063
2012	11,121
2013	10,718
2014	10,172
Thereafter	19,469

Lease expense for the years ended December 31, 2009, 2008 and 2007 was approximately $12,374, $9,996, and $13,182, respectively.

12. Accrued Expenses

Accrued expenses consist of the following:

	2009	2008
Rebates	**$ 60,137**	$ 79,353
Accrued co-promotion fees	**1,203**	3,057
Product returns	**30,345**	33,471
Chargebacks	**10,593**	9,965
Royalties	**37,742**	39,003
Restructuring	**19,171**	47,878
Accrued bonuses	**37,867**	41,827
Alpharma stock compensation	—	51,201
DOJ settlement (Note 19)	**42,500**	—
Other	**81,434**	105,733
Total accrued expenses	**$320,992**	$ 411,488

13. Long-Term Debt

Long-term debt consists of the following:

	2009	2008
Convertible senior notes	**$332,305**	$ 314,416
Senior secured revolving credit facility	**92,261**	425,000
Senior secured term facility	—	192,042
Alpharma convertible senior notes	—	385,227
Total long-term debt	**424,566**	1,316,685
Less current portion	**85,550**	439,047
Long-term portion	**$339,016**	$ 877,638

Convertible Senior Notes

General

During the first quarter of 2006, the Company issued $400,000 of 1¼% Convertible Senior Notes due April 1, 2026 ("Notes"). The Notes are unsecured obligations and are guaranteed by each of the Company's domestic subsidiaries, on a joint and several basis. The Notes accrue interest at an initial rate of 1¼%. Beginning with the six-month interest period that commences on April 1, 2013, the Company will pay additional interest during any six-month interest period if the average trading price of the Notes during the five consecutive trading days ending on the second trading day immediately preceding the first day of such six-month period equals 120% or more of the principal amount of the Notes. Interest is payable on April 1 and October 1 of each year, beginning October 1, 2006.

On or after April 5, 2013, the Company may redeem for cash some or all of the Notes at any time at a price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest, and liquidated damages, if any, up to but excluding the date fixed for redemption. Holders may require the Company to purchase for cash some or all of their Notes on April 1, 2013, April 1, 2016 and April 1, 2021, or upon the occurrence of a fundamental change (such as a change of control or a termination of trading), at 100% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest, and liquidated damages, if any, up to but excluding the purchase date.

Prior to April 1, 2012, the Notes are convertible under the following circumstances:

- if the price of the Company's common stock reaches a specified threshold during specified periods,
- if the Notes have been called for redemption, or
- if specified corporate transactions or other specified events occur.

The Notes are convertible at any time on and after April 1, 2012, until the close of business on the business day immediately preceding maturity. Subject to certain exceptions, the Company will deliver cash and shares of the

(In thousands, except share and per share data)

Company's common stock, as follows: (i) an amount in cash equal to the lesser of (a) the principal amount of Notes surrendered for conversion and (b) the product of the conversion rate and the average price of the Company's common stock (the "conversion value"), and (ii) if the conversion value is greater than the principal amount, a specified amount in cash or shares of the Company's common stock, at the Company's election. The initial conversion price is approximately $20.83 per share of common stock. If certain corporate transactions occur on or prior to April 1, 2013, the Company will increase the conversion rate in certain circumstances.

The Company has reserved 23,732,724 shares of common stock in the event the Notes are converted into shares of the Company's common stock.

In connection with the issuance of the Notes, the Company incurred approximately $10,680 of financing costs of which $7,243 were allocated to the liability component and are being amortized over seven years and $3,437 were allocated to the equity component. For additional information, please see the section below entitled "Adoption of New Accounting Standards."

Adoption of New Accounting Standards

Effective January 1, 2009, the Company adopted the new Financial Accounting Standards Board ("FASB") statement that requires the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer's nonconvertible debt borrowing rate. This statement requires retrospective application to all periods presented.

The separate components of debt and equity of the Company's Convertible Senior Notes were determined using an interest rate of 7.13%, which reflects the nonconvertible debt borrowing rate of the Company at the date of issuance. As a result, the initial components of debt and equity were $271,267 and $128,733, respectively. The debt component is being amortized retrospectively beginning April 1, 2006 through March 31, 2013.

The following tables reflect the changes in the Company's previously reported results due to the adoption of this FASB statement:

Consolidated Statement of Operations
for the years ended December 31, 2008 and 2007

	2008			2007		
	As Currently Reported	As Reported Prior to Adoption	Effect of Change	As Currently Reported	As Reported Prior to Adoption	Effect of Change
Depreciation and amortization	$ 151,477	$ 150,713	$ 764	$ 174,348	$ 173,863	$ 485
Total operating costs and expenses	1,785,470	1,784,706	764	1,909,854	1,909,369	485
Operating (loss) income	(220,409)	(219,645)	(764)	227,028	227,513	(485)
Interest expense	(21,631)	(7,943)	13,688	(19,794)	(7,818)	11,976
Total other (expense) income	4,253	17,941	(13,688)	11,329	23,305	(11,976)
Income before income taxes	(216,156)	(201,704)	(14,452)	238,357	250,818	(12,461)
Income tax expense	125,880	131,359	(5,479)	62,888	67,600	(4,712)
Net (loss) income	(342,036)	(333,063)	(8,973)	175,232	182,981	(7,749)
Income per common share:						
Basic net (loss) income per common share	$ (1.40)	$ (1.37)	$ (0.03)	$ 0.72	$ 0.75	$ (0.03)
Diluted net (loss) income per common share	$ (1.40)	$ (1.37)	$ (0.03)	$ 0.72	$ 0.75	$ (0.03)
Total comprehensive (loss) income	$ (372,280)	$ (363,307)	$ (8,973)	$ 177,471	$ 185,220	$ (7,749)

Consolidated Balance Sheet
As of December 31, 2008

	As Currently Reported	As Reported Prior to Adoption	Effect of Change
Property, plant and equipment, net	$ 417,259	$ 409,821	$ 7,438
Deferred income tax assets	269,116	303,722	(34,606)
Other assets	122,826	124,774	(1,948)
Total assets	4,228,580	4,257,696	(29,116)
Long-term debt	877,638	963,222	(85,584)
Total liabilities	1,994,781	2,080,365	(85,584)
Common stock	1,391,065	1,313,321	77,744
Retained earnings	871,021	892,297	(21,276)
Shareholders' equity	2,233,799	2,177,331	56,468
Total liabilities and shareholders' equity	4,228,580	4,257,696	(29,116)

The Company's previously reported results as of December 31, 2007 reflect a change of $77,744 in Shareholders' equity and a change of $(12,303) in Retained earnings. The Company's previously reported results as of December 31, 2006 reflect a change of $77,744 in Shareholders' equity and a change of $(4,554) in Retained earnings.

A summary of the gross carrying amount, unamortized debt cost and the net carrying value of the liability component of the Convertible Senior Notes are as follows:

	2009	2008
Gross carrying amount	**$400,000**	$400,000
Unamortized debt discount	**67,695**	85,584
Net carrying amount	**$332,305**	$314,416

Senior Secured Revolving Credit Facility

On April 19, 2007, the Company entered into a new $475,000 five-year Revolving Credit Facility, as amended on December 5, 2008. The Revolving Credit Facility matures in April 2012 or on September 30, 2011 if the Notes have not been refinanced.

In connection with the Company's acquisition of Alpharma on December 29, 2008, the Company borrowed $425,000 in principal under the Revolving Credit Facility.

During 2009, the Company made payments of $332,739 on the Revolving Credit Facility, $149,210 in excess of that required by the terms of the Revolving Credit Facility.

During 2010, the Company made additional payments of $92,261 on the Revolving Credit Facility, which represented full payment of all borrowings under the Revolving Credit Facility. The availability under the Revolving Credit Facility was reduced to $157,396 as of February 25, 2010 and the remaining undrawn commitment amount under the Revolving Credit Facility totals approximately $154,522 after giving effect to letters of credit totaling approximately $2,874.

In connection with the borrowings, the Company incurred approximately $22,219 of deferred financing costs that are being amortized ratably through the maturity date.

As discussed above, the Company has repaid its borrowings under the Revolving Credit Facility. Should it undertake future borrowings under the Revolving Credit Facility, it would be required to make prepayments equal to 50% of the Company's annual excess cash flows (as defined in the related credit agreement), which could be reduced to 25% upon the occurrence of certain events. In addition, the Company would be required to make prepayments upon the occurrence of certain events, such as an asset sale, the issuance of debt or equity or the liquidation of auction rate securities. These mandatory prepayments would permanently reduce the commitments under the Revolving Credit Facility. However, commitments under the Revolving Credit Facility would not be reduced in any event below $150.0 million.

(In thousands, except share and per share data)

The Company would have the right to prepay, without penalty (other than customary breakage costs), any borrowing under the Revolving Credit Facility.

The Company's borrowings under the Revolving Credit Facility would bear interest at annual rates that, at the Company's option, would be either:

- a base rate generally defined as the sum of (i) the greater of (a) the prime rate of Credit Suisse and (b) the federal funds effective rate plus 0.5% and (ii) an applicable percentage of 4.0%; or
- an adjusted rate generally defined as the sum of (i) the product of (a) LIBOR (by reference to the British Banking Association Interest Settlement Rates) and (b) a fraction the numerator of which is one and the denominator of which is the number one minus certain maximum statutory reserves for eurocurrency liabilities and (ii) an applicable percentage of 5.0%.

Interest on the Company's borrowings would be payable quarterly in arrears for base rate loans and at the end of each interest rate period (but not less often than quarterly) for LIBO rate loans.

The Company is required to pay an unused commitment fee on the difference between committed amounts and amounts actually borrowed under the Revolving Credit Facility equal to 0.5% per annum. The Company is required to pay a letter of credit participation fee based upon the aggregate face amount of outstanding letters of credit equal to 5.0% per annum.

The Revolving Credit Facility requires the Company to meet certain financial tests, including, without limitation:

- maintenance of maximum funded debt to consolidated EBITDA ratios that range from 1.50 to 1 to 3.25 to 1 (depending on dates and the occurrence of certain events relating to certain patents); and
- maintenance of minimum consolidated EBITDA to interest expense ratios that range from 3.75 to 1 to 4.00 to 1 (depending on dates and the occurrence of certain events relating to certain patents).

In addition, the Revolving Credit Facility contains certain covenants that, among other things, restrict additional indebtedness, liens and encumbrances, sale and leaseback transactions, loans and investments, acquisitions, dividends and other restricted payments, transactions with affiliates, asset dispositions, mergers and consolidations, prepayments, redemptions and repurchases of other indebtedness, capital expenditures and other matters customarily restricted in such agreements. The Revolving Credit Facility contains customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other material indebtedness in excess of specified amounts, certain events of bankruptcy and insolvency, certain ERISA events, judgments in excess of specified amounts, certain impairments to the guarantees, and change in control.

The Revolving Credit Facility requires the Company to pledge as collateral substantially all of its assets, including 100% of the equity of the Company's U.S. subsidiaries and 65% of the equity of any material foreign subsidiaries. The Company's obligations under this facility are unconditionally guaranteed on a senior basis by all of King's U.S. subsidiaries.

The Revolving Credit Facility requires the Company to maintain hedging agreements that will fix the interest rates on 50% of the Company's outstanding long-term debt beginning 90 days after the amendment to the facility for a period of two years. As a result of the reduction of the Company's variable rate long-term debt beginning in the third quarter of 2009 greater than 50% of the Company's outstanding long-term debt was at fixed rates and, therefore, an interest rate swap is no longer required.

Senior Secured Term Facility

On December 29, 2008, the Company entered into a $200,000 Term Facility with a maturity date of December 28, 2012. The Company borrowed $200,000 under the Term Facility and received proceeds of $192,000, net of the discount at issuance.

During 2009, the Company made payments of $200,000 on the Term Facility, $160,040 in excess of that required by the repayment schedule and the provisions related to mandatory prepayments under the Term Facility, completing its repayment obligations under the facility.

In connection with the borrowings, the Company incurred approximately $8,738 of deferred financing costs that were fully amortized ratably from the date of the borrowing based on the Company's repayments.

The Company's borrowings under the Term Facility bore interest at annual rates that, at the Company's option, were either:

- 5.00% plus the Adjusted LIBO Rate, or
- 4.00% plus the Alternate Base Rate.

The "Alternate Base Rate" is the highest of (x) the federal funds rate plus 0.50%, (y) the prime or base commercial lending rate, and (z) the Adjusted LIBO Rate for a one-month interest period plus 1.00%. The Adjusted LIBO Rate is the higher of (x) 3.00% and (y) the rate per annum, determined by the administrative agent under the Term Facility, in accordance with its customary procedures, at which dollar deposits for applicable periods are offered to major banks in the London interbank market, adjusted by the reserve percentage prescribed by governmental authorities as determined by such administrative agent.

Alpharma Convertible Senior Notes

At the time of the acquisition of Alpharma by the Company, Alpharma had $300,000 of Convertible Senior Notes outstanding ("Alpharma Notes"). The Alpharma Notes were convertible into shares of Alpharma's Class A common stock at an initial conversion rate of 30.6725 Alpharma common shares per $1,000 principal amount. The conversion rate of the Alpharma Notes was subject to adjustment upon the direct or indirect sale of all or substantially all of Alpharma's assets or more than 50% of the outstanding shares of the Alpharma common stock to a third party (a "Fundamental Change"). In the event of a Fundamental Change, the Alpharma Notes included a make-whole provision that adjusted the conversion rate by a predetermined number of additional shares of Alpharma's common stock based on (1) the effective date of the fundamental change and (2) Alpharma's common stock market price as of the effective date. The acquisition of Alpharma by the Company was a Fundamental Change. As a result, any Alpharma Notes converted in connection with the acquisition of Alpharma were entitled to be converted at an increased rate equal to the value of 34.7053 Alpharma common shares, at the acquisition price of $37 per share, per $1,000 principal amount of Alpharma Notes at a date no later than 35 trading days after the occurrence of the Fundamental Change. During the first quarter of 2009, the Company paid $385,227 to redeem the Alpharma Notes.

14. Other Liabilities

Other liabilities consist of the following:

	2009	2008
Income taxes payable	**$ 69,126**	$ 56,375
Restructuring	**8,960**	21,124
Pension and postretirement benefits	**21,223**	11,839
Other	**24,062**	20,684
	$123,371	$110,022

15. Fair Value Measurements

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company's cash equivalents include institutional money market funds. There were no cumulative unrealized holding gains or losses associated with these money market funds as of December 31, 2009 and December 31, 2008. The Company's cash and cash equivalents located outside the U.S. was approximately $240,171 and $242,800 as of December 31, 2009 and 2008, respectively.

Derivatives

As a result of the acquisition of Alpharma, at December 31, 2008, the Company had forward foreign exchange contracts outstanding with a notional amount of $291,218. During 2009, the Company had forward foreign exchange contracts outstanding on certain non-U.S. cash balances. The forward exchange contracts were not designated as hedges. The Company recorded these contracts at fair value and changes in fair value were recognized in current earnings. All foreign exchange contracts expired during 2009.

In connection with the Company's acquisition of Alpharma on December 29, 2008, the Company borrowed $425,000 in principal under its Revolving Credit Facility, as amended on December 5, 2008. The Company also borrowed $200,000 pursuant to the Term Facility. The terms of the Revolving Credit Facility and the Term Facility require the Company to maintain hedging agreements that will fix the interest rates on 50% of the Company's total outstanding long-term debt beginning 90 days after the amendment to the facility for a period of two years. The Revolving Credit Facility and the Term Facility have variable interest rates. The Convertible Senior Notes of the Company are at a fixed interest rate. Accordingly, in

(In thousands, except share and per share data)

March 2009, the Company entered into an interest rate swap agreement on interest under the Revolving Credit Facility with an aggregate notional amount of $112,500, which was scheduled to expire in March 2011. The interest rate swap was designated as a cash flow hedge and was being used to offset the overall variability of cash flows. For a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the period during which the hedged transaction affects earnings. As a result of the reduction of its variable rate long-term debt beginning in the third quarter of 2009 greater than 50% of the Company's outstanding long-term debt is at fixed rates and therefore an interest rate swap is no longer required. In September 2009, the Company terminated the interest rate swap for $838 and recognized the cost as interest expense in the third quarter 2009. For additional information on the Revolving Credit Facility and the Term Facility, please see Note 13. The Company did not have any derivative instruments in 2008 or 2007.

The following tables summarize the effect of derivative instruments on the Consolidated Statements of Operations:

	For the Year Ended December 31, 2009		
Derivatives in Cash Flow Hedging Relationships	Gain or (Loss) in Other Comprehensive Income on Derivative (Effective Portion)	Gain or (Loss) Reclassified from Accumulated Other Comprehensive Income into Income (Effective Portion)	Gain or (Loss) Recorded in Income (Ineffective Portion)
Interest rate swap	$—	$(232)	$ (606)

		For the Year Ended December 31, 2009
Derivatives not Designated as Hedging Instruments		Gain or (Loss) Recognized in Income on Derivative Amount
Foreign currency contracts	Other income	$(5,360)

Marketable Securities

As of December 31, 2009 and December 31, 2008, the Company's investment in marketable securities consisted solely of Palatin common stock with a cost basis of $511. During 2007, the company determined that an other-than-temporary impairment had occurred on this investment and recorded a charge of $11,107. The Company also recorded an other-than-temporary impairment of $484 during 2007 on its investment in warrants to purchase common stock. All of the Company's warrants to purchase Palatin common stock have expired. The cumulative unrealized holding gain in this investment as of December 31, 2009 was $1,589. There were no cumulative unrealized holding gains or losses in this investment as of December 31, 2008.

Investments in Debt Securities

The Company had invested in debt securities prior to the end of the first quarter of 2008. Tax-exempt auction rate securities are long-term variable rate bonds tied to short-term interest rates that are intended to reset through an auction process generally every seven, 28 or 35 days. On February 11, 2008, the Company began to experience auction failures with respect to its investments in auction rate securities. In the event of an auction failure, the interest rate on the security is reset according to the contractual terms in the underlying indenture. The Company will not be able to liquidate these securities until a successful auction occurs, the issuer calls or restructures the underlying security, the underlying security matures or it is purchased by a buyer outside the auction process.

The Company classifies auction rate securities as available-for-sale at the time of purchase. Temporary gains or losses are included in accumulated other comprehensive income (loss) on the Consolidated Balance Sheets. Other-than-temporary credit losses are included in Gain (loss) on investments in the Consolidated Statements of Operations. Non-credit related other-than-temporary losses are recorded in accumulated other comprehensive income (loss) on the Consolidated Balance Sheets, as the Company has no intent to sell the securities and believes that it is more likely than not that it will not be required to sell the securities prior to recovery.

As of December 31, 2009 and December 31, 2008, the par value of the Company's investments in debt securities was $281,525 and $417,075, respectively, and consisted solely of tax-exempt auction rate securities associated with municipal bonds and student loans. The Company has not invested in any mortgage-backed securities or any securities backed by corporate debt obligations. The Company's investment policy requires it to maintain an investment portfolio with a high credit quality. Accordingly, the Company's investments in debt securities were limited to issues which were rated AA or higher at the time of purchase.

Excluding the municipal bond discussed below, as of December 31, 2009, there were cumulative unrealized holding losses of $26,384 recorded in accumulated other comprehensive income (loss) on the Consolidated Balance Sheets associated with investments in debt securities with a par value of $234,025, which were classified as available for sale. All of these investments in debt securities have been in continuous unrealized loss positions for greater than twelve months. As of December 31, 2009 the Company believed the decline associated with the underlying securities was temporary and it was probable that the par amount of these auction rate securities would be collectible under their contractual terms.

The Company adopted, as of April 1, 2009, a new FASB statement that provides guidance in determining whether impairments in debt securities are other-than-temporary, and modifies the presentation and disclosures surrounding such instruments. During the fourth quarter of 2008, the Company recognized unrealized losses of $6,832 in other (expense) income for a municipal bond with a par value of $15,000 for which the holding losses were determined to be other-than-temporary. The Company determined that $1,042 (or $646 net-of-tax) of this previously recognized loss was non-credit related. Upon the adoption of this statement, the Company was required to reclassify this non-credit related loss from retained earnings to accumulated other comprehensive income (loss). As of December 31, 2009, there were cumulative unrealized holding gains of $1,757 associated with this security recorded in accumulated other comprehensive income (loss) on the Consolidated Balance Sheets. During 2009, no other-than-temporary impairment losses associated with available for sale investments in debt securities were recognized.

During 2009 the Company sold certain auction rate securities associated with student loans with a par value of $93,800 for $87,313 to the issuer and realized a loss of $6,487 in the Consolidated Statement of Operations. The Company has not sold any other investments in debt securities below par value during the periods presented in the accompanying Consolidated Statement of Operations.

During the fourth quarter of 2008, the Company accepted an offer from UBS Financial Services, Inc. ("UBS") providing the Company the right to sell at par value certain auction rate securities outstanding at December 31, 2009 and December 31, 2008 with a par value of $32,500 and $40,650, respectively, to UBS during the period from June 30, 2010 to July 2, 2012 (the "right"). The Company has elected the fair value option to account for this right. As a result, gains and losses associated with this right are recorded in other (expense) income in the Consolidated Statement of Operations. The value of the right to sell certain auction rate securities to UBS was estimated considering the present value of future cash flows, the fair value of the auction rate security and counterparty risk. As of December 31, 2009 and December 31, 2008, the fair value of the right to sell the auction rate securities to UBS at par was $3,226 and $4,024, respectively. With respect to this right, the Company recognized an unrealized loss of $798 during 2009 and an unrealized gain of $4,024 during 2008 in other (expense) income in the accompanying Consolidated Statement of Operations.

In addition, during the fourth quarter of 2008, the Company reclassified the auction rate securities that are included in this right from available-for-sale securities to trading securities. As of December 31, 2009 and December 31, 2008, the fair value of the investments in debt securities classified as trading was $29,258 and $36,007, respectively. During 2009 and 2008, the Company recognized unrealized gains of $1,401 and unrealized losses of $4,643, respectively, in other (expense) income in the accompanying Consolidated Statement of Operations.

As of December 31, 2009, the Company has classified $29,258 of auction rate securities as current assets and $218,608 as long-term assets.

(In thousands, except share and per share data)

The following tables summarize the Company's assets and liabilities that are measured at fair value on a recurring basis:

Description	12/31/2009	Fair Value Measurements at 12/31/2009 Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Money market funds	$ 518,950	$518,950	$ —	$ —
U.S. government securities	4,138	4,138	—	—
Marketable securities	2,100	2,100	—	—
Investments in debt securities	247,866	—	—	247,866
Right to sell debt securities	3,226	—	—	3,226
Total assets	$ 776,280	$525,188	$ —	$251,092

Description	12/31/08	Fair Value Measurements at 12/31/2008 Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Money market funds	$ 833,653	$833,653	$ —	$ —
Marketable securities	511	511	—	—
Investments in debt securities	360,289	—	2,400	357,889
Right to sell debt securities	4,024	—	—	4,024
Total assets	$1,198,477	$834,164	$2,400	$361,913
Liabilities:				
Forward foreign exchange contracts	$ 2,582	$ —	$2,582	$ —

The fair value of marketable securities within the Level 1 classification is based on the quoted price for identical securities in an active market as of the valuation date.

The fair value of investments in debt securities within the Level 2 classification is at par based on public call notices from the issuer of the security.

The fair value of investments in debt securities within the Level 3 classification is based on a trinomial discount model. This model considers the probability at the valuation date of three potential occurrences for each auction event through the maturity date of the security. The three potential outcomes for each auction are (i) successful auction/early redemption, (ii) failed auction and (iii) issuer default. Inputs in determining the probabilities of the potential outcomes include, but are not limited to, the security's collateral, credit rating, insurance, issuer's financial standing, contractual restrictions on disposition and the liquidity in the market. The fair value of each security is determined by summing the present value of the probability-weighted future principal and interest payments determined by the model. As of December 31, 2009, the Company assumed a weighted average discount rate of approximately 4.5% and an expected term of approximately three to five years. The discount rate was determined as the loss-adjusted required rate of return using public information such as spreads on near-risk free to risk free assets. The expected term is based on the Company's estimate of future liquidity as of December 31, 2009. Transfers out of Level 3 classification occur only when public call notices have been announced by the issuer prior to the date of the valuation.

The following table provides a reconciliation of assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	2009	2008
Beginning balance, January 1	**$ 361,913**	$ —
Total gains or losses (realized/unrealized)		
Included in earnings	**(5,884)**	(11,475)
Adjustment to retained earnings upon adoption of new accounting pronouncement	**1,042**	—
Included in other comprehensive income (loss)	**20,684**	(45,311)
Settlements	**(127,163)**	(355,400)
Transfers in and/or out of Level 3	**500**	774,099
Ending balance, December 31	**$ 251,092**	$ 361,913

16. Pension Plans and Postretirement Benefits

On December 29, 2008, the Company completed its acquisition of Alpharma (see Note 9). The Company maintains two qualified noncontributory, defined benefit pension plans covering its U.S. (domestic) employees at its Alpharma subsidiary: the Alpharma Pension Plan, which was frozen effective December 31, 2006, and the previously frozen Faulding Inc. Pension Plan. The benefits payable from these plans are based on years of service and the employee's highest consecutive five years compensation during the last ten years of service. The Company's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes. Ideally, the plan assets will approximate the accumulated benefit obligation ("ABO"). The plan assets are held by two custodians and managed by two investment managers. Plan assets are invested in equities, government securities and bonds. The asset allocation for the Company's pension plans was 26% equities, 73% debt securities and 1% cash equivalents at the end of 2009.

The target allocation for the Alpharma Pension Plan is 30% equity securities and 70% debt securities. The target allocation for the Faulding Inc. Pension Plan is 10% equity securities and 90% debt securities. The investment objectives are designed to improve and stabilize the funded status of each plan and to generate returns that will enable each plan to meet its future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of plan participants. The expected return on plan assets are based on the calculated market related value of plan assets. Expected long-term returns on plan assets take into account long-term expectations for future returns based on the Company's investment policies and strategies.

The Company also has an unfunded postretirement medical plan and, for certain employees, nominal life insurance plan ("postretirement benefits") covering certain domestic employees who were eligible for the postretirement benefits because of service with a subsidiary of the Company prior to the Company's acquisition of such subsidiary. The plan has not been extended to any additional employees. Retired eligible employees are required to make premium contributions for coverage at rates ranging from 25% to 100% of rate for active employees who elect the same coverage.

The Company has an unfunded benefit for selected executives ("Supplemental Pension Plan") that provides for the payment of additional benefits upon termination of employment or death.

The Company used a measurement date of December 31 for its pension plans and other postretirement plans. For both the pension and other postretirement benefit plans, the discount rate is evaluated on the measurement date and modified to reflect the prevailing market rate of a portfolio of high-quality fixed-income debt instruments that would provide the future cash flows needed to pay the benefits included in the benefit obligation as they come due.

(In thousands, except share and per share data)

Benefit Obligations

	Pension Benefits 2009	Postretirement Benefits 2009
Change in benefit obligation		
Projected benefit obligation ("PBO") at beginning of year	$51,081	$ 9,305
Service cost	—	93
Interest cost	2,981	535
Plan participants' contributions	—	110
Actuarial (gain) loss	(829)	1,035
Benefits paid	(1,685)	(554)
Plan amendments	—	412
Settlements	(36)	—
PBO at end of year	$51,512	$10,936

	Pension Benefit Obligation **2009**	Postretirement Benefit Obligation **2009**	Pension Benefit Obligation 2008	Postretirement Benefit Obligation 2008
Weighted average assumptions used to determine benefit obligations as of December 31:				
Discount rate	**6%**	**6%**	6%	6%
Rate of compensation increase	**N/A**	**N/A**	N/A	N/A
Health care cost trend rate				
Initial rate	**N/A**	**8%**	N/A	8%
Ultimate rate	**N/A**	**5%**	N/A	5%
Number of years to ultimate rate	**N/A**	**9**	N/A	6

Plan Assets

	Pension Benefits 2009	Postretirement Benefits 2009
Change in plan assets		
Fair value of plan assets at beginning of year	$45,787	$ —
Actual return on plan assets	(3,228)	—
Employer contribution	50	444
Plan participant contributions	—	110
Benefits paid	(1,685)	(554)
Settlements	(36)	—
Fair value of plan assets at end of year	$40,888	$ —

Description	12/31/2009	Fair Value Measurements at 12/31/2009 Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Money market funds	$ 354	$ 354	$ —	$ —
Mutual funds	40,534	40,534	—	—
Total assets	$40,888	$40,888	$ —	$ —

Funded Status

The funded status at December 31, 2009 and 2008, and the related amounts recognized on the Consolidated Balance Sheet are as follows:

	Pension Benefits **2009**	Postretirement Benefits **2009**	Pension Benefits 2008	Postretirement Benefits 2008
Funded status, end of year				
Fair value of plan assets	**$ 40,888**	**$ —**	$ 45,787	$ —
Benefit obligations	**(51,512)**	**(10,936)**	(51,081)	(9,305)
Funded status	**$(10,624)**	**$(10,936)**	$ (5,294)	$(9,305)
Consolidated Balance Sheet				
Current liability	**$ (12)**	**$ (487)**	$ (12)	$ (330)
Noncurrent liability	**(10,612)**	**(10,449)**	(5,282)	(8,975)
Liability recognized	**$(10,624)**	**$(10,936)**	$ (5,294)	$(9,305)
Accumulated other comprehensive income				
Prior service cost	**$ —**	**$ 411**	$ —	$ —
Net actuarial loss	**5,228**	**1,076**	—	—
Accumulated other comprehensive income	**$ 5,228**	**$ 1,487**	$ —	$ —

The projected benefit obligation and fair value of plan assets for pension plans with a projected benefit obligation in excess of plan assets at December 31, 2009 and 2008 were as follows:

	2009	2008
Projected Benefit Obligation in Excess of Plan Assets		
Projected benefit obligation, end of year	**$(51,512)**	$(51,081)
Fair value of plan assets, end of year	**40,888**	45,787

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2009 and 2008 were as follows:

	2009	2008
Accumulated Benefit Obligation in Excess of Plan Assets		
Projected benefit obligation, end of year	**$(51,512)**	$(51,081)
Accumulated benefit obligation, end of year	**(51,512)**	(51,081)
Fair value of plan assets, end of year	**40,888**	45,787

(In thousands, except share and per share data)

A one-percentage-point change in the assumed health care cost trend rate would have had the following effect:

	One-Percentage-Point	
	Increase	Decrease
Accumulated postretirement benefit obligation change	$1,517	$(1,261)
Aggregate service and interest cost	96	(79)

Expected Cash Flows

	Pension Benefits	Postretirement Benefits
Expected employer contributions in 2010	$ 121	$ 487

Expected Benefit Payments

	Pension Benefits	Postretirement Benefits
2010	$ 1,317	$ 487
2011	1,465	527
2012	1,675	567
2013	1,887	635
2014	2,048	722
2015–2019	13,679	4,302

	Pension Benefits Year Ended December 31, 2009	Postretirement Benefits Year Ended December 31, 2009
Components of Net Periodic Benefit Cost:		
Service cost	$ —	$ 93
Interest cost	2,981	535
Expected return on plan assets	(2,831)	—
Net amortization of transition obligations	—	(7)
Settlement (gain)/loss	2	—
Net periodic benefit cost	$ 152	$621

	Pension Benefits 2009	Postretirement Benefits 2009	Pension Benefits 2008	Postretirement Benefits 2008
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:				
Current year actuarial (gain) loss	**$ 5,230**	**$1,076**	$ —	$ —
Current year prior service cost	**—**	**411**	—	—
Settlement credit	**(2)**	**—**	—	—
Total recognized other comprehensive income	**$ 5,228**	**$1,487**	$ —	$ —

	Pension Benefits 2009	Postretirement Benefits 2009
Weighted Average Assumptions Used to Determine Net Cost:		
Discount rate	6.00%	6.00%
Expected return on plan assets	6.25%	N/A
Rate of compensation increase	N/A	N/A

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2010 are as follows:

	Pension	Postretirement
Net actuarial loss	$37	$ (5)
Prior service cost (benefit)	—	121
Total	$37	$116

17. Income Taxes

The U.S. (Domestic) and Foreign income (loss) from continuing operations before income taxes is summarized as follows:

	For the Years Ended December 31,		
	2009	2008	2007
Income (loss) before income taxes			
Domestic	**$151,389**	$(215,364)	$237,506
Foreign	**(800)**	(792)	851
Total	**$150,589**	$(216,156)	$238,357

The net income tax expense from continuing operations is summarized as follows:

	For the Years Ended December 31,		
	2009	2008	2007
Current			
Federal	**$ (3,354)**	$ 82,772	$143,304
State	**3,376**	8,369	5,453
Foreign	**3,449**	1,130	1,351
Total current	**$ 3,471**	$ 92,271	$150,108
Deferred			
Federal	**$ 59,011**	$ 32,208	$ (89,006)
State	**(2,787)**	1,510	1,181
Foreign	**(1,059)**	(109)	605
Total deferred	**$ 55,165**	$ 33,609	$ (87,220)
Total expense	**$ 58,636**	$ 125,880	$ 62,888

A reconciliation of the difference between the federal statutory tax rate and the effective income tax rate as a percentage of income from continuing operations before income taxes is as follows:

	For the Years Ended December 31,		
	2009	2008	2007
Federal statutory tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefit	**0.4**	(4.4)	2.6
Foreign rate differential	**(2.3)**	—	—
Research and development in process upon acquisition	—	(95.5)	—
Change in valuation allowances	**3.2**	—	—
Stock compensation	**2.8**	—	—
Domestic manufacturing deduction	—	2.3	(3.9)
Tax-exempt interest income	**(0.8)**	4.1	(5.6)
Other	**0.6**	0.3	(1.7)
Effective tax rate	**38.9%**	(58.2)%	26.4%

(In thousands, except share and per share data)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

	2009	2008
Accrued expenses and reserves	**$ 67,178**	$ 93,934
Net operating losses	**285,665**	300,057
Intangible assets	**315,615**	296,151
Other	**75,904**	41,843
Total deferred tax assets	**744,362**	731,985
Valuation allowance	**(278,553)**	(276,416)
Net deferred tax assets	**465,809**	455,569
Property, plant and equipment	**(57,974)**	(60,365)
Other	**(59,998)**	(36,575)
Total deferred tax liabilities	**(117,972)**	(96,940)
Net deferred tax assets	**$ 347,837**	$ 358,629

On January 1, 2007, the Company adopted the provisions of a FASB statement that sought to reduce the variability in practice associated with measurement and recognition of tax benefits. As a result of the implementation, the Company recorded a $1,523 increase to the net liability for unrecognized tax positions, which was recorded as a reduction to the opening balance of retained earnings as of January 1, 2007. The total gross liability for unrecognized tax benefits, as of January 1, 2007, was $44,291, including interest and penalties of $4,842 and $2,702, respectively.

As of December 31, 2009, the total gross liability for unrecognized tax benefits was $73,226. The total amount of unrecognized tax benefits excluding the impact of penalties and interest as of December 31, 2009 was $41,701, all of which would benefit the effective tax rate if recognized. In accordance with its accounting policy, the Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of tax expense. During the year ended December 31, 2009, the Company recognized an increase of approximately $4,830 in interest and penalties. The Company's Consolidated Balance Sheet as of December 31, 2009 includes interest and penalties of $11,807 and $4,943, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Liability for Unrecognized Tax Benefits
Balance at January 1, 2007	$36,748
Additions based on tax positions of the current year	5,279
Additions for tax provisions of prior years	51
Reduction for expiration of applicable Statute of Limitations	(7,568)
Balance at December 31, 2007	$34,510
Additions based on tax positions of the current year	4,017
Additions for tax provisions of prior years	4,101
Reduction for expiration of applicable Statute of Limitations	(4,195)
Alpharma acquisition	11,514
Balance at December 31, 2008	$49,947
Additions based on tax positions of the current year	5,630
Additions for tax positions of prior years	6,450
Reduction for expiration of applicable Statute of Limitations	(5,551)
Balance at December 31, 2009	**$56,476**

Included in the balance of gross unrecognized tax benefits at December 31, 2009 was $5,532 related to tax positions for which it is reasonably possible that the total amounts could significantly change during the next twelve months. This amount is comprised primarily of items related to expiring statutes.

As of December 31, 2009, the Company is subject to U.S. Federal income tax examinations for the tax years 2005 through 2008, and to non-U.S. income tax examinations for the tax years of 2002 through 2008. In addition, the Company is subject to state and local income tax examinations for the tax years 2002 through 2008.

The Company has $14,016 of federal net operating losses and $11,986 of tax credit carryforwards which expire between 2021 and 2029. These carryforwards are subject to limitations under Internal Revenue Code Section 382. The Company has foreign net operating losses of $864,028 which expire from 2010 through an indefinite period. The Company also has state net operating loss carryforwards of $475,879 which will expire between 2010 and 2029. A valuation allowance has been provided for the loss carryforwards for which it is more likely than not that the related deferred tax assets will not be fully realized. Additionally, a valuation allowance has been provided against certain state and foreign deferred tax assets where it is more likely than not that the asset will not be fully realized.

As of December 31, 2009, the Company had an aggregate of $167,628 of unremitted earnings of foreign subsidiaries that are intended to be permanently reinvested for continued use in foreign operations and that, if distributed, would result in taxes of approximately $49,896.

18. Benefit Plans

The Company sponsors a defined contribution employee retirement savings 401(k) plan that covers all employees over 21 years of age. As a result of the acquisition of Alpharma on December 29, 2008, the employees of Alpharma have been enrolled in the Company's plan. The plan allows for employees' contributions, which are matched by the Company up to a specific amount under provisions of the plan. Company contributions during the years ended December 31, 2009, 2008 and 2007 were $9,592, $6,542, and $7,806, respectively. The plan also provides for discretionary profit-sharing contributions by the Company. There were no discretionary profit-sharing contributions during the years ended December 31, 2009, 2008 and 2007.

19. Commitments and Contingencies

Intellectual Property Matters

Skelaxin®

Eon Labs, Inc. ("Eon Labs"), CorePharma, LLC ("CorePharma") and Mutual each filed an ANDA with the FDA seeking permission to market a generic version of Skelaxin® 400 mg tablets. Additionally, Eon Labs' ANDA seeks permission to market a generic version of Skelaxin® 800 mg tablets. United States Patent Nos. 6,407,128 (the "'128 patent") and 6,683,102 (the "'102 patent"), two method-of-use patents relating to Skelaxin®, are listed in the FDA's Orange Book and do not expire until December 3, 2021. Eon Labs and CorePharma each filed Paragraph IV certifications against the '128 and '102 patents alleging noninfringement, invalidity and unenforceability of those patents. Mutual has filed a Paragraph IV certification against the '102 patent alleging noninfringement and invalidity of that patent. A patent infringement suit was filed against Eon Labs on January 2, 2003 in the U.S. District Court for the Eastern District of New York; against CorePharma on March 7, 2003 in the U.S. District Court for the District of New Jersey (subsequently transferred to the U.S. District Court for the Eastern District of New York); and against Mutual on March 12, 2004 in the U.S. District Court for the Eastern District of Pennsylvania, concerning their proposed 400 mg products. Additionally, the Company filed a separate suit against Eon Labs on December 17, 2004 in the U.S. District Court for the Eastern District of New York, concerning its proposed generic version of the 800 mg Skelaxin® product. On May 17, 2006, the U.S. District Court for the Eastern District of Pennsylvania placed the Mutual case on the Civil Suspense Calendar pending the outcome of the FDA activity described below. On June 16, 2006, the U.S. District Court for the Eastern District of New York consolidated the Eon Labs cases with the CorePharma case. In January 2008, the Company entered into an agreement with CorePharma providing it with, among other things, the right to launch an authorized generic version of Skelaxin® pursuant to a license in December 2012 or earlier under certain conditions. On January 8, 2008, the Company and CorePharma submitted a joint stipulation of dismissal without prejudice. On January 15, 2008, the Court entered an order dismissing the case without prejudice.

(In thousands, except share and per share data)

Pursuant to the Hatch-Waxman Act, the filing of the suits against Eon Labs provided the Company with an automatic stay of FDA approval of Eon Labs' ANDA for its proposed 400 mg and 800 mg products for 30 months (unless the patents are held invalid, unenforceable or not infringed) from no earlier than November 18, 2002 and November 3, 2004, respectively. The 30-month stay of FDA approval for Eon Labs' ANDA for its proposed 400 mg product expired in May 2005 and Eon Labs subsequently withdrew its 400 mg ANDA in September 2006. The 30-month stay of FDA approval for Eon Labs' 800 mg product was tolled by the Court from January 10, 2005 to April 30, 2007, and the stay expired in early August 2009. On April 30, 2007, Eon Labs' 400 mg case was dismissed without prejudice, although Eon Labs' claim for fees and expenses was severed and consolidated with Eon Labs' 800 mg case. On August 27, 2007, Eon Labs served a motion for summary judgment on the issue of infringement. The Court granted the Company discovery for purposes of responding to Eon's motion until March 14, 2008 and set a briefing schedule. On March 7, 2008, the Company filed a letter with the Court regarding Eon Labs' inability to adhere to the discovery schedule and the Court took Eon Labs' motion for summary judgment on the issue of infringement off the calendar. Subsequently, Eon Labs filed an amended motion for summary judgment on the issue of infringement on April 4, 2008. Eon Labs also filed a motion for summary judgment on the issue of validity on April 16, 2008. On May 8, 2008, Eon Labs filed amended pleadings. On May 22, 2008, the Company moved to dismiss certain defenses and counterclaims. On June 6, 2008, the Company responded to Eon Labs' motion for summary judgment on the issue of validity. On January 20, 2009, the Court issued an order ruling invalid the '128 and '102 patents. The order was issued without the benefit of a hearing in response to Eon Labs' motion for summary judgment. The order also allowed Eon Labs to pursue its claim for exceptional case, and on March 31, 2009, Eon Labs filed its motion for this purpose, which was opposed by the Company and Elan Pharmaceuticals, Inc. ("Elan"). Eon Labs has replied and the motion remains pending before the Court. On May 20, 2009, Eon Labs asked for entry of final judgment, and on June 4, 2009, the Court granted this request. On July 1, 2009, the Company filed a notice of appeal of the Court's entry of judgment and on July 2, 2009, Elan did the same. The appeals were docketed by the Federal Circuit on July 10, 2009. In late July 2009, the companies moved to dismiss the appeals for lack of jurisdiction. On September 30, 2009, the Federal Circuit denied the motions to dismiss. The Company and Elan filed opening briefs on November 23, 2009. Eon filed its opposition brief on January 19, 2010. The Company and Elan filed reply briefs on February 19, 2010. The Company intends to vigorously defend its interests.

On December 5, 2008, the Company, along with co-plaintiff Pharmaceutical IP Holding, Inc. ("PIH") initiated suit in the U.S. District Court of New Jersey against Sandoz, Inc. ("Sandoz") for infringement of U.S. Patent No. 7,122,566 (the "'566 patent"). The '566 patent is a method-of-use patent relating to Skelaxin® listed in the FDA's Orange Book; it expires on February 6, 2026. The '566 patent is owned by PIH and licensed to the Company. The Company and PIH sued Sandoz, alleging that Eon Labs' submission of its ANDA seeking approval to sell a generic version of an 800 mg Skelaxin® tablet prior to the expiration of the '566 patent constitutes infringement of the patent. Sandoz, which acquired Eon Labs, is the named owner of Eon Labs' ANDA and filed a Paragraph IV certification challenging the validity and alleging non-infringement of the '566 patent. On January 13, 2009, Sandoz answered the complaint and filed counterclaims of invalidity and non-infringement. The Company filed a reply on February 5, 2009. The parties are currently conducting fact discovery and wait for a claim construction hearing.

On March 9, 2004, the Company received a copy of a letter from the FDA to all ANDA applicants for Skelaxin® stating that the use listed in the FDA's Orange Book for the '128 patent may be deleted from the ANDA applicants' product labeling. The Company believes that this decision is arbitrary, capricious and inconsistent with the FDA's previous position on this issue. The Company filed a Citizen Petition on March 18, 2004 (supplemented on April 15, 2004 and on July 21, 2004), requesting the FDA to rescind that letter, require generic applicants to submit Paragraph IV certifications for the '128 patent and prohibit the removal of information corresponding to the use listed in the Orange Book. The Company concurrently filed a petition for stay of action requesting the FDA to stay approval of any generic Skelaxin® products until the FDA has fully evaluated the Company's Citizen Petition.

On March 12, 2004, the FDA sent a letter to the Company explaining that the Company's proposed labeling revision for Skelaxin®, which includes references to additional clinical studies relating to food, age and gender effects, was approvable and only required certain formatting changes. On April 5, 2004, the Company submitted amended labeling text that incorporated those changes. On April 5, 2004, Mutual filed a petition for stay of action requesting the FDA to stay approval of the Company's proposed labeling revision until the FDA has fully evaluated and ruled upon the Company's Citizen Petition, as well as all comments submitted in response to that petition. The Company, CorePharma and Mutual have filed responses and supplements to their pending Citizen Petitions and responses. On December 8, 2005, Mutual filed another supplement with the FDA in which it withdrew its prior petition for stay, supplement and opposition to the Company's Citizen Petition. On November 24, 2006, the FDA approved the revision to the Skelaxin® labeling. On February 13, 2007, the Company filed another supplement to the Company's Citizen Petition to reflect FDA approval of the revision to the Skelaxin® labeling. On May 2, 2007, Mutual filed comments in connection with the Company's supplemental submission. These issues are pending. On July 27, 2007 and January 24, 2008, Mutual filed two other Citizen Petitions in which it seeks a determination that Skelaxin® labeling should be revised to reflect the data provided in its earlier submissions. These petitions were denied on July 18, 2008.

Net sales of Skelaxin® were $400,998 and $446,243 in 2009 and 2008, respectively. As of December 31, 2009, the Company had net intangible assets related to Skelaxin® of $42,384. If a generic version of Skelaxin® enters the market, the Company may have to write off a portion or all of these intangible assets, and the Company's business, financial condition, results of operations and cash flows could be materially adversely affected. For information regarding the Skelaxin® intangible assets, please see Note 10.

Avinza®

Actavis, Inc. ("Actavis") filed an ANDA with the FDA seeking permission to market generic versions of Avinza® at the 30 mg, 45 mg, 60 mg and 120 mg dosages. U.S. Patent No. 6,066,339 (the "'339 patent") is a formulation patent relating to Avinza® that is listed in the Orange Book and expires on November 25, 2017. Actavis filed a Paragraph IV certification challenging the validity and alleging non-infringement of the '339 patent, and the Company and Elan Pharma International LTD ("EPI"), the owner of the '339 patent, filed suit on October 18, 2007 in the U.S. District Court for the District of New Jersey to defend the rights under the patent. Pursuant to the Hatch-Waxman Act, the filing of the lawsuit against Actavis provided the Company with an automatic stay of FDA approval of Actavis' ANDA for up to 30 months (unless the patent is held invalid, unenforceable or not infringed) from no earlier than September 4, 2007. On November 18, 2007, Actavis answered the complaint and filed counterclaims of non-infringement and invalidity. The Company and EPI filed a reply on December 7, 2007. The initial scheduling conference was held on March 11, 2008. Fact discovery is largely complete and the parties continue to await a hearing date for claim construction.

In November 2009, Actavis sent the Company and EPI a second Paragraph IV certification adding the 75 mg and 90 mg dosages. The Company and EPI initiated another suit against Actavis in New Jersey on December 15, 2009. On January 12, 2010, Actavis answered the complaint and filed counterclaims of non-infringement and invalidity. This case has not been consolidated with the earlier-initiated suit.

Sandoz filed an ANDA with the FDA seeking permission to market generic versions of Avinza at the 30 mg and 120 mg dosages and provided the Company with a Paragraph IV certification challenging the validity and alleging non-infringement of the '339 patent. The Company and EPI filed suit on July 21, 2009 in the U.S. District Court for the District of New Jersey to defend the rights under the patent. Pursuant to the Hatch-Waxman Act, the filing of the lawsuit against Sandoz provided the

(In thousands, except share and per share data)

Company with an automatic stay of FDA approval of Sandoz's ANDA for up to 30 months (unless the patent is held invalid, unenforceable or not infringed) from no earlier than June 11, 2009. Sandoz subsequently sent the Company and EPI a second Paragraph IV certification adding the 45 mg, 60 mg, 75 mg and 90 mg dosages. The Company and EPI initiated another suit against Sandoz in New Jersey on September 1, 2009. On October 2, 2009, Sandoz answered the complaints and filed counterclaims of non-infringement and invalidity. The Company and EPI filed a reply on October 22, 2009. The two cases were consolidated on January 4, 2010.

The Company intends to vigorously defend its rights under the '339 patent. Net sales of Avinza® were $131,148 and $135,452 in 2009 and 2008, respectively. As of December 31, 2009, the Company had net intangible assets related to Avinza® of $213,699. If a generic form of Avinza® enters the market, the Company may have to write off a portion or all of these intangible assets, and the Company's business, financial condition, results of operations and cash flows could be otherwise materially adversely affected.

Adenoscan®

On February 15, 2008, the Company, along with co-plaintiffs Astellas US LLC and Astellas Pharma US, Inc. (collectively "Astellas"), and Item Development AB ("Item") initiated suit in the U.S. District Court for the Central District of California against Anazao Health Corp. ("Anazao"), NuView Radiopharmaceuticals, Inc. ("NuView"), Paul J. Crowe ("Crowe") and Keith Rustvold ("Rustvold") for the unauthorized sale and attempted sale of generic adenosine to hospitals and outpatient imaging clinics for use in Myocardial Perfusion Imaging procedures for an indication that has not been approved by the FDA. On July 2, 2008, plaintiffs filed a notice of dismissal as to Anazao. The Company and co-plaintiffs have alleged infringement of U.S. Patent Nos. 5,731,296 (the "'296 patent") and 5,070,877 (the "'877 patent"), which cover a method of using adenosine in Myocardial Perfusion Imaging and which Astellas sells under the tradename Adenoscan®; unfair competition in violation of the California Business and Professions Code, and violations of various other sections of the California Business and Professions Code, concerning the labeling, advertising and dispensing of drugs; and intentional interference with Company and co-plaintiffs' prospective economic advantage. On June 30, 2008, NuView, Crowe and Rustvold filed an answer raising defenses and counterclaims of non-infringement, invalidity, unenforceability due to inequitable conduct and patent misuse, and unfair competition under California state law. On August 28, 2008, the Company filed a reply. On November 20, 2008, the Company and other plaintiffs amended their complaint to add MTS Health Supplies, Inc., Nabil Saba and Ghassan Salaymeg (collectively, "MTS") as defendants. On November 21, 2008, defendant NuView amended its answer and counterclaims to allege patent misuse antitrust violations by plaintiffs. On April 10, 2009, a Final Judgment and Injunction on Consent was entered by the Court against NuView, Crowe and Rustvold. On April 13, 2009, the Court entered a Final Judgment and Injunction on Consent against all remaining defendants and terminated the action.

EpiPen®

On November 11, 2008, the Company was granted U.S. Patent 7,449,012 (the "'012 patent") covering the next generation auto-injector ("NGA") for use with epinephrine to be sold under the EpiPen® brand name. The '012 patent expires September 11, 2025. The '012 patent was listed in FDA's Orange Book on July 17, 2009 under the EpiPen® NDA. On July 21, 2009, the Company received a Paragraph IV certification from Teva Pharmaceutical Industries Ltd. ("Teva") giving notice that it had filed an ANDA to commercialize an epinephrine injectable product and challenging the validity and alleging non-infringement of the '012 patent. On August 28, 2009, the Company filed suit against Teva in the U.S. Court for the District of Delaware to defend its rights under the '012 patent. On October 21, 2009, Teva filed its answer asserting non-infringement and invalidity of the '012 patent.

Embeda®

On November 17, 2008, Alpharma filed a declaratory judgment action against Purdue Pharma L.P. ("Purdue") in the U.S. District Court for the Western District of Virginia, seeking an order declaring that nine of Purdue's patents are invalid and/or would not be infringed by the commercialization of Embeda®. The complaint was served on March 12, 2009, and on April 22, 2009 Purdue filed a motion requesting that the court dismiss the action for lack of subject matter jurisdiction or, alternatively, to transfer the action to the District of Connecticut.

On July 9, 2009, the court denied Purdue's motion to dismiss or transfer. On August 6, 2009, Purdue filed its answer and counterclaims, and filed a motion for an order certifying the court's July 9 order for immediate appeal. On August 26, 2009, the court denied Purdue's motion to certify for immediate appeal and issued an order scheduling certain discovery and hearing dates and setting a trial date of July 7, 2010. On December 4, 2009, the Company was added as a Plaintiff to the lawsuit. On December 23, 2009, Purdue delivered an unconditional and irrevocable covenant not to sue the Company (or any of its affiliates, subsidiaries, parents, divisions, successors and assigns) for infringement of eight of the nine patents in suit. On that day, the parties also filed a Stipulation with the Court to dismiss the lawsuit with prejudice with respect to these eight patents. The only patent remaining in the case is U.S. Patent No. 6,696,088 (the " '088 patent"). On February 4, 2010, after extensive briefing, the court held a claim construction hearing on the '088 patent and is expected to issue its claim construction ruling soon.

On February 9, 2010, the United States Patent & Trademark Office issued U.S. Patent No. 7,658,939 ("the '939 patent") to Purdue. The '939 patent is a continuation of the '088 patent. On the same day, Purdue filed a patent infringement action against the Company in the U.S. District Court for the District of New Jersey, alleging infringement of the '939 patent by the commercialization of Embeda®. On February 10, 2010, the Company filed a motion in the U.S. District Court for the Western District of Virginia seeking leave to amend its complaint to add declaratory judgment counts of non-infringement and invalidity against the '939 patent. Purdue has indicated that it will oppose the Company's motion for leave to amend its complaint, and the court in Virginia has set a hearing date on the motion for March 19, 2010. In the interim, the Company will seek to transfer Purdue's action against it in New Jersey to the Western District of Virginia so that it can be consolidated with the case currently pending there. The Company's brief in support of its motion to transfer the New Jersey action to Virginia was due on March 1, 2010.

Average Wholesale Price Litigation

In August 2004, the Company and Monarch Pharmaceuticals, Inc. ("Monarch"), a wholly-owned subsidiary of the Company, were named as defendants along with 44 other pharmaceutical manufacturers in an action brought by the City of New York ("NYC") in Federal court in the State of New York. NYC claims that the defendants fraudulently inflated their average wholesale prices ("AWP") and fraudulently failed to accurately report their "best prices" and their average manufacturer's prices and failed to pay proper rebates pursuant to federal law. Additional claims allege violations of federal and New York statutes, fraud and unjust enrichment. For the period from 1992 to the present, NYC is requesting money damages, civil penalties, declaratory and injunctive relief, restitution, disgorgement of profits and treble and punitive damages. The U.S. District Court for the District of Massachusetts has been established as the multidistrict litigation court for the case, *In re: Pharmaceutical Industry Average Wholesale Pricing Litigation* (the "MDL Court").

Since the filing of the NYC case, 48 New York counties have filed lawsuits against the pharmaceutical industry, including the Company and Monarch. The allegations in all of these cases are virtually the same as the allegations in the NYC case. All of these lawsuits are currently pending in the MDL Court, except for the Erie, Oswego and Schenectady County cases, which were removed in October 2006 and remanded to the state of New York Supreme Court in Erie County, New York state court in September 2007. Motions to dismiss were granted in part and denied in part for all defendants in all NYC and county cases pending in the MDL Court. The Erie motion to dismiss was granted in part and denied in part by the state court before removal. Motions to dismiss were filed in October 2007 in the Oswego and Schenectady cases, and these cases were subsequently transferred to Erie County for coordination with the Erie County case. A hearing on these motions to dismiss is scheduled for March 15, 2010. It is not anticipated that any trials involving the Company will be set in any of these cases within the next year. On January 27, 2010, the MDL Court granted partial summary judgment for the plaintiffs in a case involving other pharmaceutical company defendants.

In January 2005, the State of Alabama filed a lawsuit in the Circuit Court for Montgomery County, Alabama against 79 defendants, including the Company and Monarch. The four causes of action center on the allegation that all defendants fraudulently inflated the AWPs of their products. A

(In thousands, except share and per share data)

motion to dismiss was filed and denied by the Court, but the Court did require an amended complaint to be filed. The Company filed an answer and counterclaim for return of rebates overpaid to the state. Alabama filed a motion to dismiss the counterclaim, which was granted. The Company appealed the dismissal. The Alabama Supreme Court affirmed the dismissal. In a separate appeal of a motion to sever denied by the trial court, the Alabama Supreme Court severed all defendants into single-defendant cases. Trials against AstraZeneca International, Novartis Pharmaceuticals, SmithKline Beecham Corporation and Sandoz resulted in verdicts for the State. These defendants appealed their verdicts. On October 16, 2009, the Alabama Supreme Court reversed all of the verdicts against AstraZeneca, Novartis and SmithKline Beecham and rendered judgment in favor of these companies. Alabama filed a petition to rehear in the Alabama Supreme Court, which was denied in January 2010. A trial against Watson Pharmaceuticals, Inc. in June 2009 resulted in a deadlocked jury. In April 2009, the Court established various trial dates for all defendants. The Company is scheduled for trial in January 2011 but other scheduled cases have been continued or reset for later dates following the Supreme Court decision.

In October 2005, the State of Mississippi filed a lawsuit in the Chancery Court of Rankin County, Mississippi against the Company, Monarch and 84 other defendants, alleging fourteen causes of action. Many of those causes of action allege that all defendants fraudulently inflated the AWPs and wholesale acquisition costs of their products. A motion to dismiss the criminal statute counts and a motion for more definite statement were granted. Mississippi filed an amended complaint dismissing the Company and Monarch from the lawsuit without prejudice. These claims could be refiled.

Over half of the states have filed similar lawsuits but the Company has not been named in any other case except Iowa's, which was instituted in October 2007. The Company filed a motion to dismiss the Iowa complaint. On February 20, 2008, the Iowa case was transferred to the MDL Court. The relief sought in all of these cases is similar to the relief sought in the NYC lawsuit. The MDL Court granted in part and denied in part the Company's motion to dismiss, and the Company has filed its answer. Discovery is proceeding in these cases. The Company intends to defend all of the AWP lawsuits vigorously, but is currently unable to predict the outcome or reasonably estimate the range of potential loss.

See also "AWP Litigation" under the section "Alpharma Matters" below.

Fen-Phen Litigation
Many distributors, marketers and manufacturers of anorexigenic drugs have been subject to claims relating to the use of these drugs. Generally, the lawsuits allege that the defendants (1) misled users of the products with respect to the dangers associated with them, (2) failed to adequately test the products and (3) knew or should have known about the negative effects of the drugs, and should have informed the public about the risks of such negative effects. Claims include product liability, breach of warranty, misrepresentation and negligence. The actions have been filed in various state and federal jurisdictions throughout the United States. A multidistrict litigation court has been established in the U.S. District Court for the Eastern District of Pennsylvania, *In re Fen-Phen Litigation*. The plaintiffs seek, among other things, compensatory and punitive damages and/or court-supervised medical monitoring of persons who have ingested these products.

The Company's wholly-owned subsidiary, King Research and Development, is a defendant in approximately 30 multi-plaintiff (approximately 200 plaintiffs) lawsuits involving the manufacture and sale of dexfenfluramine, fenfluramine and phentermine. These lawsuits have been filed in various jurisdictions throughout the United States and in each of these lawsuits King Research and Development, as the successor to Jones Pharma Incorporated ("Jones"), is one of many defendants, including manufacturers and other distributors of these drugs. Although Jones did not at any time manufacture dexfenfluramine, fenfluramine or phentermine, Jones was a distributor of a generic phentermine product and, after its acquisition of Abana Pharmaceuticals, was a distributor of Obenix®, Abana's branded phentermine product. The manufacturer of the phentermine purchased by Jones filed for bankruptcy protection and is no longer in business. The plaintiffs in these cases, in addition to the claims described above, claim injury as a result of ingesting a combination of these weight-loss drugs and are seeking compensatory and punitive damages as well as medical care and court-supervised medical monitoring. The plaintiffs claim liability based on a variety of theories, including, but not limited to, product liability, strict liability, negligence, breach of warranty, fraud and misrepresentation.

King Research and Development denies any liability incident to Jones' distribution and sale of Obenix® or Jones' generic phentermine product. King Research and Development's insurance carriers are currently defending King Research and Development in these lawsuits. The manufacturers of fenfluramine and dexfenfluramine have settled many of these cases. As a result of these settlements, King Research and Development has routinely received voluntary dismissals without the payment of settlement proceeds. In the event that King Research and Development's insurance coverage is inadequate to satisfy any resulting liability, King Research and Development will have to assume defense of these lawsuits and be responsible for the damages, if any, that are awarded against it.

While the Company cannot predict the outcome of these lawsuits, management believes that the claims against King Research and Development are without merit and intends to vigorously pursue all defenses available. The Company is unable to disclose an aggregate dollar amount of damages claimed because many of these complaints are multi-party suits and do not state specific damage amounts. Rather, these claims typically state damages as may be determined by the court or similar language and state no specific amount of damages against King Research and Development. Consequently, the Company cannot reasonably estimate possible losses related to the lawsuits.

Hormone Replacement Therapy

Currently, the Company is named as a defendant by 22 plaintiffs in lawsuits involving the manufacture and sale of hormone replacement therapy drugs. The first of these lawsuits was filed in July 2004. Numerous other pharmaceutical companies have also been sued. The Company was sued by approximately 1,000 plaintiffs, but most of those claims were voluntarily dismissed or dismissed by the Court for lack of product identification. The remaining 22 lawsuits were filed in Alabama, Arkansas, Missouri, Pennsylvania, Ohio, Florida, Maryland, Mississippi and Minnesota. A federal multidistrict litigation court has been established in the U.S. District Court for the Eastern District of Arkansas, Western Division, *In re: Prempro Products Liability Litigation*, and all of the plaintiffs' claims have been transferred and are pending in that Court except for one lawsuit pending in Philadelphia, Pennsylvania state court. Many of these plaintiffs allege that the Company and other defendants failed to conduct adequate research and testing before the sale of the products and post-sale monitoring to establish the safety and efficacy of the long-term hormone therapy regimen and, as a result, misled consumers when marketing their products. Plaintiffs also allege negligence, strict liability, design defect, breach of implied warranty, breach of express warranty, fraud and misrepresentation. Discovery of the plaintiffs' claims against the Company has begun but is limited to document discovery. No trial has occurred in the hormone replacement therapy litigation against the Company or any other defendants except Wyeth/Pfizer/Upjohn. The trials against Pfizer/Wyeth have resulted in verdicts for and against Pfizer/Wyeth, with several verdicts against Wyeth reversed on post-trial motions. Pfizer/Wyeth lost appeals in the Eighth Circuit from an adverse jury verdict in the MDL Court and in the Pennsylvania Court of Appeals. Pfizer/Upjohn has lost two jury verdicts. One of these verdicts was later reversed, and the other is being appealed. The Company does not expect to have any trials set in the next year. The Company intends to defend these lawsuits vigorously but is currently unable to predict the outcome or to reasonably estimate the range of potential loss, if any. The Company may have limited insurance for these claims. The Company would have to assume defense of the lawsuits and be responsible for damages, fees and expenses, if any, that are awarded against it or for amounts in excess of the Company's product liability coverage.

Alpharma Matters

The following matters relate to our Alpharma subsidiary and/or certain of its subsidiaries.

Department of Justice Investigation

As previously disclosed, Alpharma, acquired by the Company in December 2008, received a subpoena from DOJ in February 2007 in connection with its investigation of alleged improper sales and marketing practices related to the sale of the pain medicine Kadian®. The Company

(In thousands, except share and per share data)

divested Alpharma's Kadian® assets to Actavis LLC simultaneously with the closing of the acquisition of Alpharma.

In September 2009, the Company reached an agreement in principle with the U.S. Attorney's Office and DOJ which would, if completed, resolve this investigation. The Company recorded a reserve of $42,500 in connection with this development in the third quarter of 2009 as an adjustment to the goodwill associated with the purchase of Alpharma. Under the terms of the agreement in principle, the Company began accruing interest on October 1, 2009 at a rate of 3.125% per annum. Final agreement is subject to the execution of a definitive settlement agreement.

Chicken Litter Litigation
Alpharma and one of its subsidiaries are two of multiple defendants that have been named in several lawsuits that allege that one of its animal health products causes chickens to produce manure that contains an arsenical compound which, when used as agricultural fertilizer by chicken farmers, degrades into inorganic arsenic and may have caused a variety of diseases in the plaintiffs (who allegedly live in close proximity to such farm fields). These lawsuits were filed beginning on December 16, 2003. Alpharma provided notice to its insurance carriers and its primary insurance carriers have responded by accepting their obligations to defend or pay Alpharma's defense costs, subject to reservation of rights to later reject coverage for these lawsuits. One of the carriers has filed a declaratory judgment action in state court in which it has sought a ruling concerning the allocation of its coverage obligations to Alpharma among the several insurance carriers and, to the extent Alpharma does not have full insurance coverage, to Alpharma. Further, this declaratory judgment action requests that the Court rule that certain of the carrier's policies provide no coverage because certain policy exclusions allegedly operate to limit its coverage obligations under said policies. The insurance carriers may take the position that some, or all, of the applicable insurance policies contain certain provisions that could limit coverage for future product liability claims arising in connection with product sold on and after December 16, 2003.

In addition to the potential for personal injury damages to the approximately 155 plaintiffs, the plaintiffs are asking for punitive damages and requesting that Alpharma be enjoined from the future sale of the product at issue. In September 2006, in the first trial, which was brought by three plaintiffs, the Circuit Court of Washington County, Arkansas, Second Division entered a jury verdict in favor of Alpharma. The plaintiffs appealed the verdict, challenging certain pretrial expert rulings; however, in May 2008, the Supreme Court of Arkansas denied plaintiffs' challenges. In its ruling, the Supreme Court of Arkansas also overturned the trial court's grant of summary judgment that had the effect of dismissing certain poultry company co-defendants from the case. The case was tried against the poultry company co-defendants in April and May 2009, resulting in a defense verdict. In July 2009, the plaintiffs filed a notice of appeal of that verdict. It is expected that the appeal of the case will be heard in 2010. No additional cases have been set for trial. Subsequent cases may be tried against both the poultry companies and Alpharma together.

While the Company can give no assurance of the outcome of any future trial in this litigation, it believes that it will be able to continue to present credible scientific evidence that its product is not the cause of any injuries the plaintiffs may have suffered. There is also the possibility of an adverse customer reaction to the allegations in these lawsuits, as well as additional lawsuits in other jurisdictions where the product has been sold. Worldwide sales of this product were approximately $19,600 in 2008 and approximately $23,606 in 2009, respectively.

AWP Litigation
Alpharma, and in certain instances one of its subsidiaries, are defendants in connection with various elements of the litigation described above under the heading "Average Wholesale Price Litigation," primarily related to sale of Kadian® capsules. At present, Alpharma is involved in proceedings in the following courts:

- Superior Court for the State of Alaska, Third Judicial District of Anchorage;
- Second Judicial Court in and for Leon County, Florida;
- Circuit Court of Cook County, Illinois, County Department, Chancery Division; and
- Court of Common Pleas, for the Fifth Judicial District, State of South Carolina, County of Richland.

In addition, Alpharma's New York and Iowa cases are pending in the MDL Court discussed above. Mississippi and Texas cases against Alpharma were dismissed without prejudice.

These lawsuits vary with respect to the particular causes of action and relief sought. The relief sought in these lawsuits includes statutory causes of action including civil penalties and treble damages, common law causes of action, declaratory and injunctive relief, and punitive damages, including, in certain lawsuits, disgorgement of profits. The Company believes it has meritorious defenses and intends to vigorously defend its positions in these lawsuits. Numerous other pharmaceutical companies are defendants in similar lawsuits.

Environmental Matters

In 2006, the Company contacted the U.S. Environmental Protection Agency ("EPA") to report past deviations from the requirements of the state conditional major air emissions operating permit relating to the Company's operation of certain pollution control equipment at its Bristol, Tennessee facility. In May 2009, the Company received an information request from EPA pursuant to section 114 of the Clean Air Act regarding the Company's historic air emissions and its operation of certain pollution control equipment ("Information Request"). In June 2009, the Company provided EPA with its initial response to the Information Request. The Company has subsequently provided additional information to, and met with, EPA and the Tennessee Department of Environment and Conservation. At this time, the Company cannot predict or determine the outcome of this matter or reasonably estimate the amount or range of amounts of fines or penalties, if any, that might result from an adverse outcome.

Other Contingencies

The following summarizes the Company's unconditional purchase obligations at December 31, 2009:

2010	$178,920
2011	27,967
2012	23,790
2013	24,320
2014	24,875
Thereafter	51,626
Total	$331,498

The unconditional purchase obligations of the Company are primarily related to minimum purchase requirements under contracts with suppliers to purchase raw materials and finished goods and open purchase orders.

20. Segment Information

The Company's business is classified into four reportable segments: branded prescription pharmaceuticals, animal health, Meridian Auto-Injector, and royalties and other. The branded prescription pharmaceuticals segment includes a variety of branded prescription products that are separately categorized into neuroscience, hospital and legacy products. These branded prescription products are aggregated because of the similarity in regulatory environment, manufacturing processes, methods of distribution and types of customer. The animal health business is a global leader in the development, registration, manufacture and marketing of MFAs and water soluble therapeutics primarily for poultry, cattle and swine. Meridian Auto-Injector products are sold to both commercial and government markets. The principal source of revenues in the commercial market is the EpiPen® product, an epinephrine filled auto-injector which is primarily prescribed for the treatment of severe allergic reactions and which is primarily marketed, distributed and sold by Dey, L.P. Government revenues in the Meridian Auto-Injector segment are principally derived from the sale of nerve agent antidotes and other emergency medicine auto-injector products marketed to the U.S. Department of Defense and other federal, state and local agencies, particularly those involved in homeland security, as well as to approved foreign governments. Royalties and other primarily include revenues the Company derives from pharmaceutical products after the Company has transferred the manufacturing or marketing rights to third parties in exchange for licensing fees or royalty payments.

The Company primarily evaluates its segments based on segment profit. Reportable segments were separately identified based on revenues, segment profit (excluding depreciation, amortization and impairments) and total assets.

The following represents selected information for the Company's reportable segments for the periods indicated. We have reclassified previously reported 2008 and 2007 segment results to conform to the current presentation. Note that for 2008 and 2007, the tables for revenues and segment profit below do not include revenues and segment profit for the animal health segment or

(In thousands, except share and per share data)

Flector® Patch product within the branded prescription pharmaceuticals segment, since these are part of Alpharma, a company that was acquired by King at the end of December 2008.

	For the Years Ended December 31,		
	2009	2008	2007
Total revenues:			
Branded prescription pharmaceuticals	**$1,113,005**	$ 1,263,488	$ 1,857,813
Animal Health	**359,075**	—	—
Meridian Auto-Injector	**252,614**	218,448	183,860
Royalties and other	**51,806**	83,125	95,209
Total revenues	**$1,776,500**	$ 1,565,061	$ 2,136,882
Segment profit:			
Branded prescription pharmaceuticals[1]	**$ 823,250**	$ 964,627	$ 1,390,306
Animal Health[1]	**134,575**	—	—
Meridian Auto-Injector	**150,750**	132,898	107,810
Royalties and other	**45,161**	72,711	72,232
Other operating costs and expenses	**(917,382)**	(1,390,645)	(1,343,320)
Other (expense) income	**(85,765)**	4,253	11,329
Income (loss) from continuing operations before tax	**$ 150,589**	$ (216,156)	$ 238,357

	As of December 31,	
	2009	2008
Total assets:		
Branded prescription pharmaceuticals	**$ 2,550,176**	$ 3,032,403
Animal Health	**471,999**	860,524
Meridian Auto-Injector	**288,615**	309,417
Royalties and other	**17,800**	26,236
Total assets	**$ 3,328,590**	$ 4,228,580

(1) The segment profit for branded prescription pharmaceuticals and Animal Health for 2009 includes additional costs of $7,810 and $34,128, respectively, related to the mark up of inventory upon acquisition of Alpharma, which was recognized as the related inventory was sold. For additional information, please see Note 9.

The following represents branded prescription pharmaceutical revenues by therapeutic area:

	For the Years Ended December 31,		
	2009	2008	2007
Total revenues:			
Neuroscience	**$ 691,693**	$ 612,853	$ 627,244
Hospital	**197,673**	267,913	292,380
Legacy:			
Cardiovascular/metabolic	**148,710**	299,951	809,888
Other	**74,929**	82,771	128,301
Consolidated branded prescription pharmaceutical revenues	**$1,113,005**	$1,263,488	$1,857,813

Capital expenditures for the year ended December 31, 2009 were $38,778, of which $29,292 related to the branded prescription pharmaceuticals segment, $4,973 related to the Meridian auto-injector segment and $4,513 related to the animal health segment. Capital expenditures of $57,455 and $49,602 for the years ended December 31, 2008 and 2007, respectively, were substantially related to the branded prescription pharmaceuticals segment.

Geographic Information:

	Revenues For the Years Ended December 31,		
	2009	2008	2007
Total revenues:			
United States	**$1,611,659**	$1,514,185	$2,096,920
Other	**164,841**	50,876	39,962
Total	**$1,776,500**	$1,565,061	$2,136,882

	Long-lived Assets as of December 31,	
	2009	2008
Total long-lived assets:		
United States	**$1,609,839**	$1,720,596
Other	**43,752**	81,430
Total	**$1,653,591**	$1,802,026

21. Stock-Based Compensation

For the years ended 2009, 2008 and 2007, the Company incurred $35,923, $34,514, and $27,652, respectively, in compensation costs and $13,545, $13,041, and $10,015, respectively, of income tax benefits related to the Company's stock-based compensation agreements.

Restricted Stock Awards, Restricted Stock Units and Long-Term Performance Unit Awards

Under its Incentive Plan (which has been approved by the Company's shareholders) the Company has granted Restricted Stock Awards ("RSAs") and Long-Term Performance Unit Awards ("LPUs") to certain employees and has granted Restricted Stock Units ("RSUs") to its non-employee directors.

RSAs are grants of shares of common stock restricted from sale or transfer for a period of time, generally three years from grant, but may be restricted over other designated periods as determined by the Company's Board of Directors or a committee of the Board.

RSUs represent the right to receive a share of common stock at the expiration of a restriction period, generally three years from grant, but may be restricted over other designated periods as determined by the Company's Board of Directors or a committee of the Board. The RSUs granted to non-employee directors under the current Compensation Policy for Non-Employee Directors have a restriction period that generally ends one year after the date of the grant, unless a deferral election is made in advance.

The fair value of RSAs and RSUs is based upon the market price of the underlying common stock as of the date of grant. Compensation expense is recognized on a straight-line basis, including an estimate for forfeitures, over the vesting period. The weighted average grant date fair value for RSAs granted during 2009, 2008 and 2007 were $8.14, $8.89 and $12.72, respectively. The weighted average grant date fair value for RSUs granted during 2009, 2008 and 2007 were $8.87, $9.96 and $20.45, respectively.

LPUs are rights to receive common stock of the Company in which the number of shares ultimately received depends on the Company's performance over time. The Company has granted LPUs with two different performance criteria. LPUs were granted with a one-year performance cycle, followed by a two-year restriction period, at the end of which shares of common stock will be earned based on operating targets. LPUs were also granted based on a three-year performance cycle, at the end of which shares of common stock will be earned based on market-related performance targets over a three-year performance period. At the end of the applicable performance period, the number of shares of common stock awarded is either 0% or between 50% and 200% of a target number. The final performance percentage on which the number of shares of common stock issued is based, considering performance metrics established for the performance period, would be determined by the Company's Board of Directors or a committee of the Board at its sole discretion.

(In thousands, except share and per share data)

The fair value of LPUs with a one-year performance cycle is based upon the market price of the underlying common stock as of the date of grant. At each reporting period, compensation expense is recognized based on the most probable performance outcome, including an estimate for forfeitures, on a straight-line basis over the vesting period. Total compensation expense for each award is based on the actual number of shares of common stock that vest, multiplied by market price of the common stock as of the date of grant. The weighted average grant date fair value for LPUs with a one-year performance cycle granted during 2009, 2008 and 2007 were $6.97, $8.91 and $19.29, respectively.

The fair value of LPUs with a three-year performance cycle is based on long-term market-based performance targets using a Monte Carlo simulation model, which considers the likelihood of all possible outcomes and determines the number of shares expected to vest under each simulation and the expected stock price at that level. The fair value on grant date of the LPU is recognized over the required service period and will not change regardless of the Company's actual performance versus the long-term market-based performance targets. The weighted average grant date fair value for LPUs with a three-year performance cycle granted during 2009, 2008 and 2007 were $11.38, $12.25 and $29.07, respectively.

The following activity has occurred under the Company's existing plans:

	Shares	Weighted Average Grant Date Fair Value
Restricted Stock Awards:		
Nonvested balance at December 31, 2008	2,748,115	$12.40
Granted	1,172,490	8.14
Vested	(474,405)	14.61
Forfeited	(40,750)	7.82
Nonvested balance at December 31, 2009	**3,405,450**	**$10.68**
Restricted Stock Units:		
Nonvested balance at December 31, 2008	95,649	$ 9.97
Granted	128,766	8.87
Vested	(54,108)	9.98
Forfeited	—	—
Nonvested balance at December 31, 2009	**170,307**	**$ 9.14**
Long-Term Performance Unit Awards (one-year performance cycle):		
Nonvested balance at December 31, 2008	2,080,111	$17.37
Granted	975,670	6.97
Vested	(976,689)	18.63
Forfeited	(21,217)	13.66
Nonvested balance at December 31, 2009	**2,057,875**	**$12.28**
Long-Term Performance Unit Awards (three-year performance cycle):		
Nonvested balance at December 31, 2008	445,565	$22.51
Granted	184,325	11.38
Vested	(94,630)	25.12
Forfeited	(4,100)	7.23
Nonvested balance at December 31, 2009	**531,160**	**$14.54**

As of December 31, 2009, there were $17,227 of total unrecognized compensation costs related to RSAs, which the Company expects to recognize over a weighted average period of 1.52 years. The expense recognized over the service period includes an estimate of awards that will be forfeited. As of December 31, 2009, there were $10,256 of total unrecognized compensation costs related to LPUs, which the Company expects to recognize over a weighted average period of 0.92 years. As of December 31, 2009, there were $176 of total unrecognized compensation costs related to RSUs, which the Company expects to recognize over a weighted average period of 0.53 years.

Stock Options

The Company has granted nonqualified and incentive stock options to its officers, employees and directors under its stock option plans. In connection with the plans, options to purchase common stock of the Company are granted at option prices not less than the fair market value of the common stock at the date of grant and either vest immediately or ratably over a designated period, generally one-third on each of the first three anniversaries of the grant date and expire ten years from the date of grant. Compensation expense is recognized on a straight-line basis, including an estimate for forfeitures, over the vesting period.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants:

	2009	2008	2007
Expected volatility	**41.9%**	43.9%	43.7%
Expected term (in years)	**6**	6	6
Risk-free interest rate	**1.93%**	2.98%	4.40%
Expected dividend yield	**0.00%**	0.00%	0.00%
Grant date fair value per share	**$2.98**	$4.30	$9.15

For the years ended December 31, 2009, 2008 and 2007, the Company used the "short-cut" method to estimate the expected term for stock options granted. The expected volatility is determined based on the historical volatility of King common stock over the expected term. The risk-free rate is based on the U.S. Treasury rate for the expected term at the date of grant.

A summary of option activity under the plans for 2009 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding options, December 31, 2008	6,265,140	$15.44	6.60	$ 2,964
Granted	1,989,040	6.97		
Exercised	(215,959)	8.66		
Expired	(1,019,697)	17.28		
Forfeited	(87,007)	8.09		
Outstanding options, December 31, 2009	**6,931,517**	**$13.04**	**6.64**	**$15,896**
Exercisable, December 31, 2009	**3,694,829**	**$17.21**	**4.80**	**$ 2,238**
Expected to vest, December 31, 2009	**2,925,647**	**$ 8.29**	**8.76**	**$12,405**

(In thousands, except share and per share data)

As of December 31, 2009, there were $7,368 of total unrecognized compensation costs related to stock options. These costs are expected to be recognized over a weighted average period of 1.73 years.

Cash received from stock option exercises for 2009 was $1,869. The income tax benefits from stock option exercises for 2009 totaled $119.

During 2009, 2008 and 2007, tax benefits in excess of recognized compensation costs associated with stock-based compensation were $31, $82, and $705, respectively, and are reflected as cash inflows from financing activities.

During the year ended December 31, 2009, the following activity occurred under the Company's plans which cover stock options, RSAs and LPUs:

	2009	2008	2007
Total intrinsic value of stock options exercised	**$ 272**	$ 224	$1,779
Total fair value of RSAs vested	**6,931**	8,202	985
Total fair value of LPUs vested	**20,578**	3,354	1,288
Total fair value of RSUs vested	**540**	840	779

As of December 31, 2009, an aggregate of 16,052,806 shares were available for future grant under the Company's stock plans. Awards that expire or are cancelled without delivery of shares generally become available for issuance under the King Pharmaceuticals, Inc. Incentive Plan.

22. Shareholders' Equity

Preferred Shares

The Company is authorized to issue 15 million shares of "blank-check" preferred stock, the terms and conditions of which will be determined by the Board of Directors. As of December 31, 2009 and 2008, there were no shares issued or outstanding.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of the following components:

	For the Years Ended December 31,	
	2009	2008
Net unrealized losses on investments in debt securities, net of tax	**$(15,054)**	$(28,092)
Net unrealized gains on marketable securities, net of tax	**989**	—
Unrecognized loss on pensions, net of tax	**(4,151)**	—
Foreign currency translation	**2,414**	(195)
	$(15,802)	$(28,287)

23. Income per Common Share

The basic and diluted income per common share was determined based on the following share data:

	For the Years Ended December 31,		
	2009	2008	2007
Basic income per common share:			
Weighted average common shares	**244,644,594**	243,539,157	242,854,421
Diluted income per common share:			
Weighted average common shares	**244,644,594**	243,539,157	242,854,421
Effect of stock options	**146,301**	—	402,208
Effect of dilutive share awards	**3,030,930**	—	872,765
Weighted average common shares	**247,821,825**	243,539,157	244,129,394

For the year ended December 31, 2008, the dilutive effect of options to purchase 43,656 shares of common stock and 1,811,506 share awards were not included in the computation of diluted loss per share because their inclusion would have reduced the loss per share.

For the year ended December 31, 2009, the weighted average shares that were anti-dilutive, and therefore excluded from the calculation of diluted income per share included options to purchase 5,511,945 shares of common stock, 160,747 RSAs and 200,797 LPUs. For the year ended December 31, 2008, the weighted average shares that were anti-dilutive, and therefore excluded from the calculation of diluted income per share included options to purchase 5,914,275 shares of common stock, 356,240 RSAs and 341,636 LPUs. For the year ended December 31, 2007, the weighted average shares that were anti-dilutive, and therefore excluded from the calculation of diluted income per share included options to purchase 3,014,058 shares of common stock, 271,808 RSAs and 673,147 LPUs. The 1¼% Convertible Senior Notes due April 1, 2026 could be converted into the Company's common stock in the future, subject to certain contingencies (see Note 13). Shares of the Company's common stock associated with this right of conversion were excluded from the calculation of diluted income per share because these notes are anti-dilutive since the conversion price of the notes was greater than the average market price of the Company's common stock during the 2009, 2008 and 2007 years.

24. Recently Issued Accounting Standards

In May 2008, the FASB issued a statement that requires the issuer of certain convertible debt instruments that may be settled in cash, or other assets, on conversion to separately account for the liability and equity components in a manner that reflects the issuer's non-convertible debt borrowing rate. Please see Note 13 for a discussion of the adoption of and the additional disclosures required by the FASB.

Effective January 1, 2009, the FASB issued an amendment to the accounting and disclosure requirements in the event of a business combination. This amendment addresses how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree and recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. This amendment also requires an acquirer to recognize and measure in-process research and development projects as intangible assets at fair value on the acquisition date. They also set forth the disclosures required to be made in the financial statements to evaluate the nature and financial effects of the business combination. This amendment will be applied by the Company to business combinations occurring on or after January 1, 2009.

In March 2009, the FASB issued a statement that provided guidance in determining whether impairments in debt securities are other-than-temporary, and modifies the presentation and disclosures surrounding such instruments. This statement is effective for interim periods ending after June 15, 2009. The Company adopted this statement on April 1, 2009. Please see Note 15 for information regarding the adoption of this statement.

In April 2009, the FASB required disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. This is effective for interim periods ending after June 15, 2009. Please see Note 15 for these additional disclosures.

In April 2009, the FASB provided additional guidance for determining fair value when the volume of activity for an asset or liability has significantly decreased or price quotations or observable inputs are not associated with orderly transactions. This guidance is effective for interim periods ending after June 15, 2009. The Company adopted this guidance on April 1, 2009, and the adoption did not have a material effect on our financial statements.

(In thousands, except share and per share data)

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for transfers of financial assets. This amendment requires greater transparency and additional disclosures for transfers of financial assets and the entity's continuing involvement with them and changes the requirements for derecognizing financial assets. In addition, this amendment eliminates the concept of a qualifying special-purpose entity ("QSPE"). This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. The Company does not anticipate the adoption of this amendment will have a material effect on its financial statements.

In June 2009, the FASB also issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities ("VIEs"). The elimination of the concept of a QSPE, as discussed above, removes the exception from applying the consolidation guidance within this amendment. This amendment requires an enterprise to perform a qualitative analysis when determining whether or not it must consolidate a VIE. The amendment also requires an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendment requires enhanced disclosures about an enterprise's involvement with VIEs and any significant change in risk exposure due to that involvement, as well as how its involvement with VIEs impacts the enterprise's financial statements. Finally, an enterprise will be required to disclose significant judgments and assumptions used to determine whether or not to consolidate a VIE. This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. The Company does not anticipate the adoption of this amendment will have a material effect on its financial statements.

25. Restructuring Activities

First Quarter of 2009 Action

In January 2009, the U.S. District Court for the Eastern District of New York issued an Order ruling invalid two patents relating to the Company's product Skelaxin®. In June 2009, the Court entered judgment against the Company. The Company has appealed the judgment and intends to vigorously defend its interests. The entry of the Order may lead to generic versions of Skelaxin® entering the market sooner than previously anticipated, which would likely cause the Company's sales of Skelaxin® to decline significantly as a result. For additional information regarding Skelaxin® litigation, please see Note 19.

Following the decision of the District Court, the Company's senior management team conducted an extensive examination of the Company and developed a restructuring initiative designed to partially offset the potential decline in Skelaxin® sales in the event that a generic competitor enters the market. This initiative included, based on an analysis of the Company's strategic needs: a reduction in sales, marketing and other personnel; leveraging of staff; expense reductions and additional controls over spending; and reorganization of sales teams.

The Company incurred restructuring charges of approximately $50,000 during 2009 related to severance pay and other employee termination expenses. Almost all of the restructuring charges are cash expenditures and were substantially paid in the second quarter of 2009. The remaining severance pay and other employee termination costs are expected to be fully paid by the second quarter of 2010.

The restructuring charges include employee termination costs associated with a workforce reduction of approximately 520 employees, including approximately 380 members of our sales force.

Fourth Quarter of 2008 Action

As part of the acquisition of Alpharma, management developed a restructuring plan to eliminate redundancies in operations created by the acquisition. This plan includes a reduction in personnel, staff leverage, reductions in duplicate expenses and a realignment of research and development priorities.

The Company has estimated total costs of $70,923 associated with this restructuring plan, $64,516 of which have been included in the liabilities assumed in the purchase price of Alpharma. The restructuring plan includes employee termination costs associated with a workforce reduction of approximately 250 employees. The restructuring plan also includes contract termination costs of $16,193 and other exit costs of $181 as a result of the acquisition. All employee termination costs are expected to be paid by the second quarter of 2012. All contract termination costs are expected to be paid by the end of 2018.

Third Quarter of 2008 Action

During the third quarter of 2008, the Company completed a restructuring initiative at its Rochester, Michigan facility. This initiative is in response to a decline in unit volume of the Company's Bicillin® CR product, an anti-infective. As a result of this initiative, the Company incurred employee termination costs of $272 associated with a workforce reduction of approximately 14 employees in the third quarter of 2008.

Third Quarter of 2007 Action

During 2007, following the Circuit Court's decision in September 2007 regarding the Company's '722 Patent that covered the Company's Altace® product, the Company developed a restructuring initiative. This initiative included a reduction in personnel, staff leverage, expense reductions and additional controls over spending, reorganization of sales teams and a realignment of research and development priorities.

The Company incurred total costs of approximately $67,000 associated with this initiative, including approximately $65,000 in restructuring charges, $1,000 in accelerated depreciation associated with general support assets and approximately $1,000 for implementation costs of reorganizing the sales teams. Expenses related to this initiative were primarily incurred in the third and fourth quarters of 2007.

The restructuring charges include employee termination costs associated with a workforce reduction of approximately 520 employees, including approximately 440 employees in the Company's sales force. Restructuring charges also include contract termination costs, including the termination of the promotion agreement for Glumetza™ and other exit costs associated with this initiative.

Specifically, the restructuring charges associated with this initiative included employee termination costs, contract termination costs, and other exit costs of $31,946, $31,242, and $1,200, respectively. Substantially all of the restructuring charges were paid by the end of the first quarter of 2008.

Third Quarter of 2006 Action

During 2006, the Company decided to streamline its manufacturing activities in order to improve operating efficiency and reduce costs, including the decision to transfer the production of Levoxyl® from its St. Petersburg, Florida facility to its Bristol, Tennessee facility, which the Company expects to complete in 2010. As a result of these steps, the Company incurred restructuring charges totaling approximately $16,500 through the end of 2009, of which approximately $12,000 was associated with accelerated depreciation and approximately $4,500 is associated with employee termination costs. The employee termination costs are expected to be fully paid in the second half of 2010.

(In thousands, except share and per share data)

A summary of the types of costs accrued and incurred are summarized below:

	Accrued Balance at December 31, 2007	Income Statement Impact	Alpharma Acquisition	Cash Payments
Third quarter of 2009 action				
Employee separation payments	$ —	$ —	$ —	$ —
First quarter of 2009 action				
Employee separation payments	—	—	—	—
Contract termination	—	—	—	—
Other	—	—	—	—
Accelerated depreciation[1]	—	—	—	—
Fourth quarter of 2008 action				
Employee separation payments	—	5,350	44,196	—
Contract termination	—	5	16,796	—
Other	—	—	182	—
Accelerated depreciation[1]	—	—	—	—
Third quarter of 2008 action				
Employee separation payments	—	272	—	261
Third quarter of 2007 action				
Employee separation payments	21,144	1,530	—	22,571
Contract termination	—	(94)	—	(291)
Accelerated depreciation[1]	—	(88)	—	—
Other	880	174	—	1,054
First quarter of 2007 action				
Employee separation payments	1,061	(1,061)	—	—
Third quarter of 2006 action				
Employee separation payments	3,475	180	—	1,009
Accelerated depreciation[1]	—	2,685	—	—
Fourth quarter of 2005 action				
Employee separation payments	774	743	—	1,509
	$27,334	$ 9,696	$61,174	$26,113

(1) Included in depreciation and amortization on the Consolidated Statements of Income.

The restructuring charges in 2009 and 2008 primarily relate to the branded prescription pharmaceutical segment.

Non-Cash Costs	Accrued Balance at December 31, 2008	Income Statement Impact	Alpharma Acquisition	Cash Payments	Non-Cash Costs	**Accrued Balance at December 31, 2009**
$ —	$ —	$ 1,087	$ —	$ 7	$ —	**$ 1,080**
—	—	48,585	—	45,083	3,188	**314**
—	—	575	—	575	—	**—**
—	—	461	—	461	—	**—**
—	—	230	—	—	230	**—**
109	49,437	916	3,947	39,443	(1,320)	**16,177**
—	16,801	(3)	(605)	8,079	(1,079)	**9,193**
—	182	(1)	—	(1)	—	**182**
—	—	140	—	—	140	**—**
2	9	—	—	9	—	**—**
—	103	(103)	—	—	—	**—**
197	—	4	—	4	—	**—**
(88)	—	—	—	—	—	**—**
—	—	—	—	—	—	**—**
—	—	—	—	—	—	**—**
184	2,462	(354)	—	890	33	**1,185**
2,685	—	590	—	—	590	**—**
—	8	—	—	8	—	**—**
$3,089	$69,002	$52,127	$3,342	$94,558	$1,782	**$28,131**

(In thousands, except share and per share data)

26. Quarterly Financial Information (unaudited)

The following table sets forth summary financial information for the years ended December 31, 2009 and 2008:

	First	Second	Third	Fourth
2009 By Quarter				
Total revenues	**$429,057**	**$444,988**	**$463,349**	**$ 439,106**
Operating income	**7,140**	**89,781**	**87,168**	**52,265**
Net income (loss)	**(10,722)**	**37,935**	**42,488**	**22,252**
Basic income (loss) per common share[(1)]	**$ (0.04)**	**$ 0.16**	**$ 0.17**	**$ 0.09**
Diluted income (loss) per common share[(1)]	**$ (0.04)**	**$ 0.15**	**$ 0.17**	**$ 0.09**

	First	Second	Third	Fourth
2008 By Quarter				
Total revenues	$432,033	$396,851	$388,445	$ 347,732
Operating income (loss)	121,281	57,655	122,800	(522,145)
Net income (loss)	85,556	40,761	82,472	(550,825)
Basic income (loss) per common share[(1)]	$ 0.35	$ 0.17	$ 0.34	$ (2.26)
Diluted income (loss) per common share[(1)]	$ 0.35	$ 0.17	$ 0.34	$ (2.26)

(1) Quarterly amounts may not total to annual amounts due to the effect of rounding on a quarterly basis.

27. Guarantor Financial Statements

Each of the Company's U.S. subsidiaries, guaranteed on a full, unconditional and joint and several basis the Company's performance under the Convertible Senior Notes (such subsidiaries the "Guarantor Subsidiaries").

There are no restrictions under the Company's current financing arrangements on the ability of the Guarantor Subsidiaries to distribute funds to the Company in the form of cash dividends, loans or advances. The following combined financial data provides information regarding the financial position, results of operations and cash flows of the Guarantor Subsidiaries for the $400,000 aggregate principal amount of the Convertible Senior Notes (condensed consolidating financial data). Separate financial statements and other disclosures concerning the Guarantor Subsidiaries are not presented because management has determined that such information would not be material to the holders of the debt.

Guarantor Subsidiaries

Condensed Consolidating Balance Sheets

	As of December 31, 2009				
	King	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	King Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 277,603	$ 30,779	$236,930	$ —	$ 545,312
Investments in debt securities	29,258	—	—	—	29,258
Marketable securities	2,100	—	—	—	2,100
Accounts receivable, net	2,467	174,713	33,076	—	210,256
Inventories	43,834	111,242	28,642	(1,427)	182,291
Deferred income tax assets	30,828	52,597	250	—	83,675
Income tax receivable	17,983	(1,865)	(27)	—	16,091
Prepaid expenses and other current assets	14,972	44,384	1,504	—	60,860
Total current assets	419,045	411,850	300,375	(1,427)	1,129,843
Property, plant, and equipment, net	148,399	234,233	9,207	—	391,839
Intangible assets, net	—	759,583	34,556	—	794,139
Goodwill	—	467,613	—	—	467,613
Deferred income tax assets	(26,551)	290,104	609	—	264,162
Investments in debt securities	218,608	—	—	—	218,608
Other assets	32,368	23,795	333	—	56,496
Assets held for sale	—	5,890	—	—	5,890
Investments in subsidiaries	3,027,491	938,020	(88)	(3,965,423)	—
Total assets	$3,819,360	$3,131,088	$344,992	$(3,966,850)	$3,328,590
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Accounts payable	$ 27,377	$ 53,966	$ 5,349	$ —	$ 86,692
Accrued expenses	31,541	279,662	9,789	—	320,992
Income taxes payable	—	—	—	—	—
Short-term debt	—	—	3,662	—	3,662
Current portion of long-term debt	85,550	—	—	—	85,550
Total current liabilities	144,468	333,628	18,800	—	496,896
Long-term debt	339,016	—	—	—	339,016
Other liabilities	59,884	48,579	14,908	—	123,371
Intercompany payable (receivable)	906,685	(932,193)	25,508	—	—
Total liabilities	1,450,053	(549,986)	59,216	—	959,283
Shareholders' equity	2,369,307	3,681,074	285,776	(3,966,850)	2,369,307
Total liabilities and shareholders' equity	$3,819,360	$3,131,088	$344,992	$(3,966,850)	$3,328,590

(In thousands, except share and per share data)

	As of December 31, 2008				
	King	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	King Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 401,657	$ 52	$ 538,503	$ —	$ 940,212
Investments in debt securities	6,441	—	—	—	6,441
Marketable securities	511	—	—	—	511
Accounts receivable, net	61	140,502	104,507	—	245,070
Inventories	59,279	26,406	172,618	—	258,303
Deferred income tax assets	36,041	26,146	27,326	—	89,513
Income tax receivable	—	—	—	—	—
Prepaid expenses and other current assets	14,090	8,283	106,841	—	129,214
Total current assets	518,080	201,389	949,795	—	1,669,264
Property, plant, and equipment, net	140,314	115,996	160,949	—	417,259
Intangible assets, net	—	633,300	300,919	—	934,219
Goodwill	—	129,150	321,398	—	450,548
Deferred income tax assets	(16,750)	340,764	(54,898)	—	269,116
Investments in debt securities	353,848	—	—	—	353,848
Other assets	72,442	23,704	26,680	—	122,826
Assets held for sale	—	11,500	—	—	11,500
Investments in subsidiaries	2,896,242	—	—	(2,896,242)	—
Total assets	$3,964,176	$1,455,803	$1,704,843	$(2,896,242)	$4,228,580
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Accounts payable	$ 61,255	$ 20,107	$ 59,546	$ —	$ 140,908
Accrued expenses	32,456	165,460	213,572	—	411,488
Income taxes payable	1,288	169	8,991	—	10,448
Short-term debt	—	—	5,230	—	5,230
Current portion of long-term debt	53,820	—	385,227	—	439,047
Total current liabilities	148,819	185,736	672,566	—	1,007,121
Long-term debt	877,638	—	—	—	877,638
Other liabilities	54,355	4,595	51,072	—	110,022
Intercompany payable (receivable)	649,565	(655,145)	5,580	—	—
Total liabilities	1,730,377	(464,814)	729,218	—	1,994,781
Shareholders' equity	2,233,799	1,920,617	975,625	(2,896,242)	2,233,799
Total liabilities and shareholders' equity	$3,964,176	$1,455,803	$1,704,843	$(2,896,242)	$4,228,580

Guarantor Subsidiaries

Condensed Consolidating Statements of Operations Income (Loss)

	For the Year Ended 12/31/2009				
	King	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	King Consolidated
Revenues:					
Net sales	$367,968	$1,626,112	$149,930	$(418,307)	$1,725,703
Royalty revenue	—	50,797	—	—	50,797
Total revenues	367,968	1,676,909	149,930	(418,307)	1,776,500
Operating costs and expenses:					
Cost of revenues	98,509	846,046	98,047	(419,838)	622,764
Selling, general and administrative	209,841	309,287	29,432	—	548,560
Research and development	5,977	89,443	3,232	—	98,652
Depreciation and amortization	20,385	190,402	3,706	—	214,493
Asset impairments	—	4,510	—	—	4,510
Restructuring charges	14,939	36,228	—	—	51,167
Total operating costs and expenses	349,651	1,475,916	134,417	(419,838)	1,540,146
Operating income (loss)	18,317	200,993	15,513	1,531	236,354
Other income (expense):					
Interest income	3,601	(4,274)	6,599	—	5,926
Interest expense	(83,708)	(4,246)	(269)	—	(88,223)
Loss on investment	(5,884)	—	—	—	(5,884)
Other, net	586	(1,803)	3,633	—	2,416
Equity in earnings (loss) of subsidiaries	137,332	20,461	(79)	(157,714)	—
Intercompany interest (expense) income	(5,858)	22,921	(17,063)	—	—
Total other income (expenses)	46,069	33,059	(7,179)	(157,714)	(85,765)
Income (loss) from continuing operations before income taxes	64,386	234,052	8,334	(156,183)	150,589
Income tax (benefit) expense	(27,567)	84,327	1,876	—	58,636
Income (loss) from continuing operations	91,953	149,725	6,458	(156,183)	91,953
Discontinued operations:					
Loss from discontinued operations	—	—	—	—	—
Income tax benefit	—	—	—	—	—
Total loss from discontinued operations	—	—	—	—	—
Net income (loss)	$ 91,953	$ 149,725	$ 6,458	$(156,183)	$ 91,953

(In thousands, except share and per share data)

	For the Year Ended 12/31/2008				
	King	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	King Consolidated
Revenues:					
Net sales	$ 430,901	$1,456,260	$ 36,770	$(438,312)	$1,485,619
Royalty revenue	—	79,442	—	—	79,442
Total revenues	430,901	1,535,702	36,770	(438,312)	1,565,061
Operating costs and expenses:					
Cost of revenues	128,399	690,554	14,488	(438,616)	394,825
Selling, general and administrative	252,211	191,775	3,416	—	447,402
Research and development	6,556	147,117	590,000	—	743,673
Depreciation and amortization	19,821	131,338	318	—	151,477
Asset impairments	114	39,315	1,566	—	40,995
Restructuring charges	3,750	3,348	—	—	7,098
Total operating costs and expenses	410,851	1,203,447	609,788	(438,616)	1,785,470
Operating income (loss)	20,050	332,255	(573,018)	304	(220,409)
Other income (expense):					
Interest income	36,873	64	33	—	36,970
Interest expense	(21,602)	(29)	—	—	(21,631)
Loss on investment	(7,451)	—	—	—	(7,451)
Other, net	(2,798)	150	(987)	—	(3,635)
Equity in earnings (loss) of subsidiaries	(335,768)	—	—	335,768	—
Intercompany interest (expense) income	(11,682)	28,909	(17,227)	—	—
Total other income (expenses)	(342,428)	29,094	(18,181)	335,768	4,253
Income (loss) from continuing operations before income taxes	(322,378)	361,349	(591,199)	336,072	(216,156)
Income tax (benefit) expense	19,658	105,201	1,021	—	125,880
Income (loss) from continuing operations	(342,036)	256,148	(592,220)	336,072	(342,036)
Discontinued operations:					
Loss from discontinued operations	—	—	—	—	—
Income tax benefit	—	—	—	—	—
Total loss from discontinued operations	—	—	—	—	—
Net income (loss)	$(342,036)	$ 256,148	$(592,220)	$ 336,072	$ (342,036)

	For the Year Ended 12/31/2007				
	King	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	King Consolidated
Revenues:					
Net sales	$578,050	$2,049,800	$ 437	$(573,994)	$2,054,293
Royalty revenue	—	82,589	—	—	82,589
Total revenues	578,050	2,132,389	437	(573,994)	2,136,882
Operating costs and expenses:					
Cost of revenues	284,626	855,196	403	(573,691)	566,534
Selling, general and administrative	301,522	389,218	294	—	691,034
Research and development	6,414	178,321	—	—	184,735
Depreciation and amortization	19,613	154,495	240	—	174,348
Asset impairments	—	223,025	—	—	223,025
Restructuring charges	37,729	32,449	—	—	70,178
Total operating costs and expenses	649,904	1,832,704	937	(573,691)	1,909,854
Operating income (loss)	(71,854)	299,685	(500)	(303)	227,028
Other income (expense):					
Interest income	42,376	106	9	—	42,491
Interest expense	(19,740)	(54)	—	—	(19,794)
Loss on investment	(11,591)	—	—	—	(11,591)
Other, net	(1,093)	827	489	—	223
Equity in earnings (loss) of subsidiaries	210,824	—	—	(210,824)	—
Intercompany interest (expense) income	(8,729)	8,807	(78)	—	—
Total other income (expenses)	212,047	9,686	420	(210,824)	11,329
Income (loss) from continuing operations before income taxes	140,193	309,371	(80)	(211,127)	238,357
Income tax (benefit) expense	(35,342)	97,535	695	—	62,888
Income (loss) from continuing operations	175,535	211,836	(775)	(211,127)	175,469
Discontinued operations:					
Loss from discontinued operations	—	(369)	—	—	(369)
Income tax benefit	—	(132)	—	—	(132)
Total loss from discontinued operations	—	(237)	—	—	(237)
Net income (loss)	$175,535	$ 211,599	$(775)	$(211,127)	$ 175,232

(In thousands, except share and per share data)

Guarantor Subsidiaries

Condensed Consolidating Statements of Cash Flows

	For the Year Ended December 31, 2009				
	King	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	King Consolidated
Cash flows provided by operating activities of continuing operations	$ 55,687	$ 370,189	$ 4,853	$ —	$ 430,729
Cash flows from investing activities of continuing operations:					
Purchase of investments in debt securities	—	—	—	—	—
Proceeds from maturity and sale of investments in debt securities	129,064	—	—	—	129,064
Transfer (to)/from restricted cash	707	(27)	—	—	680
Acquisition of Alpharma, net of cash acquired	(13,533)	(56,697)	—	—	(70,230)
Purchases of property, plant and equipment	(27,461)	(10,996)	(321)	—	(38,778)
Purchases of product rights and intellectual property	(8)	(3,261)	—	—	(3,269)
Proceeds from sales of Kadian®	—	84,800	—	—	84,800
Proceeds from sale of assets	10	848	—	—	858
Loan to Ligand	—	—	—	—	—
Forward foreign exchange contracts	—	—	(8,906)	—	(8,906)
Net cash provided by (used in) investing activities of continuing operations	88,779	14,667	(9,227)	—	94,219
Cash flows from financing activities of continuing operations:					
Proceeds from exercise of stock options, net	1,869	—	—	—	1,869
Net (payments) proceeds related to stock-based award activity	(3,574)	—	—	—	(3,574)
Proceeds from issuance of long-term debt	—	—	—	—	—
Payments on debt	(532,739)	(385,227)	(1,568)	—	(919,534)
Debt issuance costs	(1,313)	—	—	—	(1,313)
Intercompany	267,237	(258,846)	(8,391)	—	—
Net cash (used in) provided by financing activities of continuing operations	(268,520)	(644,073)	(9,959)	—	(922,552)
Effect of exchange rate changes on cash	—	—	2,704	—	2,704
(Decrease) increase in cash and cash equivalents	(124,054)	(259,217)	(11,629)	—	(394,900)
Cash and cash equivalents, beginning of year	401,657	289,996	248,559	—	940,212
Cash and cash equivalents, end of year	$ 277,603	$ 30,779	$236,930	$ —	$ 545,312

	For the Year Ended December 31, 2008				
	King	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	King Consolidated
Cash flows provided by operating activities of continuing operations	$ 104,480	$383,528	$ 3,383	$—	$ 491,391
Cash flows from investing activities of continuing operations:					
Purchase of investments in debt securities	(279,175)	—	—	—	(279,175)
Proceeds from maturity and sale of investments in debt securities	1,207,080	—	—	—	1,207,080
Transfer (to)/from restricted cash	(100)	—	—	—	(100)
Acquisition of Alpharma, net of cash acquired	(1,557,347)	—	532,586	—	(1,024,761)
Purchases of property, plant and equipment	(43,676)	(13,766)	(13)	—	(57,455)
Purchases of product rights and intellectual property	(44)	(12,065)	—	—	(12,109)
Proceeds from sales of Kadian®	—	—	—	—	—
Proceeds from sale of assets	10,350	60	—	—	10,410
Loan to Ligand	—	—	—	—	—
Forward foreign exchange contracts	—	—	—	—	—
Net cash provided by (used in) investing activities of continuing operations	(662,912)	(25,771)	532,573	—	(156,110)
Cash flows from financing activities of continuing operations:					
Proceeds from exercise of stock options, net	439	—	—	—	439
Net (payments) proceeds related to stock-based award activity	(2,441)	—	—	—	(2,441)
Proceeds from issuance of long-term debt	617,000	—	—	—	617,000
Payments on debt	—	—	—	—	—
Debt issuance costs	(30,076)	—	—	—	(30,076)
Intercompany	365,449	(362,350)	(3,099)	—	—
Net cash (used in) provided by financing activities of continuing operations	950,371	(362,350)	(3,099)	—	584,922
Effect of exchange rate changes on cash	—	—	—	—	—
(Decrease) increase in cash and cash equivalents	391,939	(4,593)	532,857	—	920,203
Cash and cash equivalents, beginning of year	9,718	4,645	5,646	—	20,009
Cash and cash equivalents, end of year	$ 401,657	$ 52	$538,503	$—	$ 940,212

(In thousands, except share and per share data)

	For the Year Ended December 31, 2007				
	King	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	King Consolidated
Cash flows provided by operating activities of continuing operations	$ 50,989	$ 620,503	$1,157	$ —	$ 672,649
Cash flows from investing activities of continuing operations:					
Purchase of investments in debt securities	(2,744,575)	—	—	—	(2,744,575)
Proceeds from maturity and sale of investments in debt securities	2,289,780	—	—	—	2,289,780
Transfer (to)/from restricted cash	(512)	—	—	—	(512)
Acquisition of Alpharma, net of cash acquired	—	—	—	—	—
Purchases of property, plant and equipment	(31,844)	(17,758)	—	—	(49,602)
Purchases of product rights and intellectual property	(23)	(395,356)	—	—	(395,379)
Proceeds from sales of Kadian®	—	—	—	—	—
Proceeds from sale of assets	8	86,279	—	—	86,287
Loan to Ligand	37,750	—	—	—	37,750
Forward foreign exchange contracts	—	—	—	—	—
Net cash provided by (used in) investing activities of continuing operations	(449,416)	(326,835)	—	—	(776,251)
Cash flows from financing activities of continuing operations:					
Proceeds from exercise of stock options, net	10,656	—	—	—	10,656
Net (payments) proceeds related to stock-based award activity	705	—	—	—	705
Proceeds from issuance of long-term debt	—	—	—	—	—
Payments on debt	—	—	—	—	—
Debt issuance costs	(1,527)	—	—	—	(1,527)
Intercompany	297,101	(297,772)	671	—	—
Net cash (used in) provided by financing activities of continuing operations	306,935	(297,772)	671	—	9,834
Effect of exchange rate changes on cash	—	—	—	—	—
(Decrease) increase in cash and cash equivalents	(91,492)	(4,104)	1,828	—	(93,768)
Cash and cash equivalents, beginning of year	101,210	8,749	3,818	—	113,777
Cash and cash equivalents, end of year	$ 9,718	$ 4,645	$5,646	$ —	$ 20,009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
King Pharmaceuticals, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and other comprehensive income (loss), and cash flows present fairly, in all material respects, the financial position of King Pharmaceuticals, Inc. and its subsidiaries (the "Company") at December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Charlotte, North Carolina
February 25, 2010

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The following table sets forth the range of high and low sales prices per share of our common stock for the periods indicated. Our common stock is listed on the NYSE, where it trades under the symbol "KG." There were approximately 795 shareholders of record on February 23, 2010.

	2009	
	High	Low
First quarter	**$10.90**	**$5.86**
Second quarter	**10.23**	**6.68**
Third quarter	**10.97**	**8.80**
Fourth quarter	**12.45**	**9.92**

	2008	
	High	Low
First quarter	$12.40	$8.26
Second quarter	10.61	8.47
Third quarter	12.60	8.83
Fourth quarter	10.66	6.98

On February 24, 2010, the closing price of our common stock as reported on the NYSE was $11.56. For information regarding our equity compensation plans, please see Note 21, "Stock-Based Compensation," in Part IV, Item 15(a)(1), "Financial Statements."

A Warning About Forward-Looking Statements

This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts that are not yet determinable. These statements also relate to our future prospects, developments and business strategies.

These forward-looking statements are identified by their use of terms and phrases, such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and other similar terms and phrases, including references to assumptions. These statements are contained in the "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections, as well as other sections of this report. You should not unduly rely on our forward-looking statements.

Forward-looking statements in this report include, but are not limited to, those regarding:

- the potential of, including anticipated net sales and prescription trends for, our branded prescription pharmaceutical products, particularly Skelaxin®, Avinza®, Thrombin-JMI®, Flector® Patch, Embeda® , Levoxyl®, Altace® and Cytomel®;
- expectations regarding the enforceability and effectiveness of product-related patents, including, in particular, patents related to Skelaxin®, Avinza®, EpiPen® and Adenoscan®;
- expected trends and projections with respect to particular products, reportable segment and income and expense line items;
- the adequacy of our liquidity and capital resources;
- anticipated capital expenditures;
- the development, approval and successful commercialization of Remoxy®, Acurox® Tablets, CorVue™ and other products;
- the cost of and the successful execution of our growth and restructuring strategies;
- anticipated developments and expansions of our business;
- our plans for the manufacture of some of our products, including products manufactured by third parties;
- the potential costs, outcomes and timing of research, clinical trials and other development activities involving pharmaceutical products, including, but not limited to, the timing or outcomes of regulatory processes or the magnitude and timing of potential payments to third parties in connection with development activities;
- the development of product line extensions;
- the expected timing of the initial marketing of certain products;
- products developed, acquired or in-licensed that may be commercialized;
- our intent, beliefs or current expectations, primarily with respect to our future operating performance;
- expectations regarding sales growth, gross margins, manufacturing productivity, capital expenditures and effective tax rates;
- expectations regarding the outcome of various pending legal proceedings including the Skelaxin®, Avinza® and EpiPen® patent challenges, litigation, and other legal proceedings described in this report;
- expectations regarding our financial condition and liquidity as well as future cash flows and earnings; and
- expectations regarding our ability to liquidate our holdings of auction rate securities and the temporary nature of unrealized losses recorded in connection with some of those securities.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those contemplated by our forward-looking statements. These known and unknown risks, uncertainties and other factors are described in detail in the "Risk Factors" section and in other sections of this report.

Comparison of Five-Year Cumulative Total Return

The following graph compares the cumulative five-year total return provided shareholders on King's common stock relative to the cumulative total returns of the S&P 500 Index and the NYSE US SIC Code 2830-2839, Drug index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each of the indexes on December 31, 2004 and its relative performance is tracked through December 31, 2009.

Comparison of 5-Year Cumulative Total Return

Among King Pharmaceuticals, Inc., The S&P 500 Index and NYSE US SIC Code 2830-2839, Drug


$250
200
150
100
50
0
2004
2005
2006
2007
2008
2009
King Pharma
S&P 500
NYSE US SIC Code 2830-2839, Drug

$100 invested on Dec. 31, 2004 in stock or index, including reinvestment of dividends Fiscal year ending Dec. 31.

	12/04	12/05	12/06	12/07	12/08	12/09
King	100.0	136.45	128.39	82.58	85.65	98.95
S&P 500	100.0	104.91	121.48	128.16	80.74	102.11
NYSE US SIC Code 2830-2839, Drug index	100.0	95.20	110.77	117.28	96.00	108.55

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

We have never paid cash dividends on our common stock. The payment of cash dividends is subject to the discretion of the Board of Directors and is limited by the terms of our Revolving Credit Facility. We currently anticipate that for the foreseeable future we will retain our earnings.

Corporate Information

BOARD OF DIRECTORS

Brian A. Markison[C4]
Chairman, President and Chief Executive Officer, King Pharmaceuticals, Inc.

Ted G. Wood[2,C3,4]
Lead Independent Director, King Pharmaceuticals, Inc.; Former Vice Chairman, The United Company

Kevin S. Crutchfield
Chief Executive Officer, Alpha Natural Resources, Inc.

Earnest W. Deavenport, Jr.[C2,3,4]
Former Chairman and Chief Executive Officer, Eastman Chemical Company

Elizabeth M. Greetham[1,2,4]
Former Chief Executive Officer, ACCL Financial Consultants, Ltd.

Philip A. Incarnati[1,C4]
President and Chief Executive Officer, McLaren Health Care Corporation

Gregory D. Jordan, Ph.D.[2,3,4]
President, King College

R. Charles Moyer, Ph.D.[C1,3,4]
Dean of the College of Business, University of Louisville

D. Greg Rooker[1,4]
Former Owner and President, Family Community Newspapers of Southwest Virginia, Inc.; Co-founder, The Jason Foundation

Derace Lan Schaffer, M.D.
Founder and Chief Executive Officer, The Lan Group; Chairman, Partners Imaging

1) Audit Committee
2) Compensation and Human Resources Committee
3) Nominating and Corporate Governance Committee
4) Enterprise Risk Management Committee
C) Chairperson

EXECUTIVE OFFICERS

Brian A. Markison
Chairman, President and Chief Executive Officer

Joseph Squicciarino
Chief Financial Officer

Stephen J. Andrzejewski
Chief Commercial Officer

Frederick (Rick) Brouillette, Jr.
Corporate Compliance Officer

Eric J. (Ric) Bruce
President, Alpharma Animal Health

Eric G. Carter, M.D., Ph.D.
Chief Science Officer

James W. Elrod
Chief Legal Officer and Corporate Secretary

OTHER KEY EXECUTIVES

Richard G. Buecheler
Executive Vice President, Quality

W. Clint Burrus
Executive Vice President, Managed Markets, Government, Trade and Public Policy

Michael H. Davis
Executive Vice President, Enterprise Technology

Bradley Knoll
Executive Vice President, Technical Operations

David J. Whitehead
Executive Vice President, Sales

Dennis P. O'Brien
Executive Vice President, and President, Meridian

Lynn F. Palmer
Executive Vice President, Engineering

Janet Tuffy
Executive Vice President, Human Resources

Linda C. Wase, M.D.
Executive Vice President, Medical Affairs

CORPORATE HEADQUARTERS
King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, Tennessee 37620
(423) 989-8000 or (800) 336-7783

COMMON STOCK
King Pharmaceuticals, Inc. Common stock trades on the New York Stock Exchange under the symbol "KG".

TRANSFER AGENT
American Stock Transfer and Trust Company
59 Maiden Lane
Plaza Level
New York, New York 10038
(800) 937-5449

SHAREHOLDER ACCOUNT ASSISTANCE
Shareholders who wish to change the address or ownership of stock, report lost certificates, have questions about other account registration procedures, or require assistance about these matters should contact the Transfer Agent at the address or phone number provided in this section of the report. Please include your name, address and telephone numbers with all correspondence.

INQUIRIES
All business-related inquiries should be directed to:
John J. Howarth
Vice President, Investor Relations
King Pharmaceuticals, Inc.
400 Crossing Boulevard
Bridgewater, New Jersey 08807
(908) 429-8350

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PricewaterhouseCoopers LLP
Charlotte, North Carolina

INTERNET ADDRESS
The Company's Internet address is www.kingpharm.com


King Pharmaceuticals

King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, Tennessee 37620
(423) 989-8000 or (800) 336-7783
www.kingpharm.com